As filed with the Securities and Exchange Commission on January 30, 1998
                                                    Registration No. 333-42259
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM S-4/A


                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933


                                   HUBCO, INC.
             (Exact name of registrant as specified in its charter)


                                   New Jersey
         (State or other Jurisdiction of Incorporation or Organization)


                                      6711
            (Primary Standard Industrial Classification Code Number)


                                   22-2405746
                      (I.R.S. Employer Identification No.)

                            1000 MacArthur Boulevard
                            Mahwah, New Jersey 07430
                                 (201) 236-2600
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               KENNETH T. NEILSON
                 Chairman, President and Chief Executive Officer
                            1000 MacArthur Boulevard
                            Mahwah, New Jersey 07430
                                 (201) 236-2600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                    Please send copies of all communications to:

 MICHAEL W. ZELENTY, ESQ.                  HUGH T. WILKINSON, ESQ.
 Pitney, Hardin, Kipp & Szuch              Elias, Matz, Tiernan & Herrick L.L.P.
 P.O. Box 1945                             The Walker Building, 12th Floor
 Morristown, New Jersey 07962              734 15th Street, N.W.
 (973) 966-8125                            Washington, D.C. 20005
                                                   (202) 347-0300

             Approximate date of commencement of proposed sale to the public: At the Effective Time of the Merger, as defined in the Amended and Restated
Agreement and Plan of Merger dated as of October 22, 1997 (the "Merger Agreement") among HUBCO, Inc. ("HUBCO"), Poughkeepsie Financial Corp. ("PFC") and Bank of the Hudson ("BTH"), attached as Appendix A to the Proxy Statement-Prospectus.

             If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|


                         CALCULATION OF REGISTRATION FEE
======================== ====================== ====================== ====================== ======================
Title of each class of                            Proposed maximum       Proposed Maximum
   securities to be          Amount to be        offering price per     aggregate offering          Amount of
      registered              registered*               unit                   price            registration fee
      ----------              -----------               ----                   -----            ----------------
Common Stock, No Par           4,472,230              $32.8125**          $146,745,047**             $43,290
Value                           Shares


* The number of shares of HUBCO Common Stock issuable in the Merger in exchange for shares of PFC Common Stock, assuming the maximum Exchange Ratio of 0.320 set forth in the Merger Agreement, and assuming that all currently outstanding options to acquire shares of PFC Common Stock are exercised prior to the Effective Time of the Merger. The Registrant also registers hereby such additional shares of its common stock as may be issuable in the Merger pursuant to the anti-dilution provisions of the Merger Agreement.

** Estimated solely for the purpose of calculating the registration fee for the filing on Form S-4 pursuant to Rule 457(f)(1) under the Securities Act based on the average of the high and low prices reported by Nasdaq for PFC Common Stock as of December 5, 1997, a date within five business days prior to the filing of this Registration Statement.

             The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

                                   [PFC LOGO]


                                                        ____________, 1998



To the Stockholders of Poughkeepsie Financial Corp.:


         We cordially invite you to attend a special meeting of the stockholders of Poughkeepsie Financial Corp. ("PFC"). The Meeting is to be held at [Location] on [Date and Time].

         The Meeting has been called to seek your approval of an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") which provides for PFC to be merged with HUBCO, Inc. ("HUBCO"). HUBCO is a bank holding company and the parent corporation of Hudson United Bank, a New Jersey-based bank, and Lafayette American Bank, a Connecticut-based bank. If the Merger is completed, PFC's subsidiary, Bank of the Hudson, will become the New York-based banking subsidiary of HUBCO.

         Upon completion of the Merger, each share of PFC Common Stock will be converted into a number of shares of HUBCO Common Stock (the "Exchange Ratio"). The Merger Agreement provides that the Exchange Ratio will be a fraction with a numerator of $10.00 and a denominator equal to the Median Pre-Closing Price of HUBCO Common Stock (a term defined in the Merger Agreement generally as the median of the weighted average daily prices of HUBCO Common Stock during a 10 trading day period shortly prior to the closing of the Merger); provided, however, that a minimum Exchange Ratio of 0.300 will apply if the Median Pre-Closing Price is at or above $33.33, and a maximum Exchange Ratio of 0.320 will apply if the Median Pre-Closing Price is at or below $31.25. Cash will be paid in lieu of fractional shares.

         Completion of the Merger is subject to certain conditions, including the receipt of certain regulatory approvals and approval of the Merger Agreement by the affirmative vote, in person or by proxy, of a majority of the outstanding PFC Common Stock.

         We urge you to read the attached Proxy Statement-Prospectus carefully. It describes the Merger Agreement in detail and includes a copy of the Merger Agreement as Appendix A.

         Your Board of Directors has unanimously approved the Merger Agreement and unanimously recommends that you vote "FOR" approval of the Merger Agreement.

         It is very important that your shares be represented at the Meeting. Whether or not you plan to attend, please complete, date and sign the enclosed proxy card and return it promptly in the postage paid envelope we have provided. Failure to return a properly executed proxy card or to vote at the Meeting will have the same effect as a vote against the Merger Agreement.


                                      On behalf of your Board of Directors,


                                      --------------------------------------
                                      Joseph B. Tockarshewsky, Chairman,
                                      President and Chief Executive Office

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON ____________, 1998

To the Stockholders of Poughkeepsie Financial Corp.:

         NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the "Meeting") of Poughkeepsie Financial Corp. ("PFC") will be held on [Day of Week], [Date], 1998, at [Time], at [Location], for the following purposes:

         (1) To consider and vote upon a proposal to approve and adopt an Amended and Restated Agreement and Plan of Merger, dated as of October 22, 1997 (the "Merger Agreement"), by and among HUBCO, Inc. ("HUBCO"), Poughkeepsie Financial Corp. ("PFC") and Bank of the Hudson, ("BTH"), which provides for PFC to be merged with and into HUBCO (the "Merger"). A copy of the Merger Agreement is included as Appendix A to the accompanying Proxy Statement-Prospectus. If the proposed Merger is consummated, each share of PFC Common Stock, will be converted into the number of shares (the "Exchange Ratio") of HUBCO Common Stock, equal to a fraction, the numerator of which will be $10.00 and the denominator of which will be the Median Pre-Closing Price of HUBCO Common Stock (a term defined in the Merger Agreement generally as the median of the weighted average daily prices of HUBCO Common Stock during a 10 trading day period shortly prior to the closing of the Merger), with a minimum Exchange Ratio of 0.300 (which will apply if the Median Pre-Closing Price is at or above $33.33) and a maximum Exchange Ratio of
                  0.320 (which will apply if the Median Pre-Closing Price is at or below $31.25), subject to adjustment provisions set forth in the Merger Agreement and described in the Proxy Statement-Prospectus, with cash paid in lieu of fractional shares.

         (2) To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.


         The Board of Directors has fixed the close of business on January 23, 1998 as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting. Only stockholders of record at the close of business on the record date will be entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof.



         All stockholders are urged to attend the Meeting in person. It is important that proxies be returned promptly. Therefore, whether or not you plan to be present in person at the Meeting, please date, sign and complete the enclosed proxy and return it in the enclosed envelope, which requires no postage if mailed in the United States. If you decide to attend the Meeting, you may revoke your proxy and vote your shares in person.

Poughkeepsie, New York
____________, 1998

                                           By Order of the Board of Directors


                                           ----------------------------------
                                           Suzanne A. Gillespie
                                           Secretary

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

PROXY STATEMENT OF                             PROSPECTUS OF HUBCO, INC.
POUGHKEEPSIE FINANCIAL CORP.                   for its Common Stock to be issued
for its Special Meeting of Stockholders        in connection with the merger of
to be held on ____________, 1998               Poughkeepsie Financial Corp.
and all adjournments or postponements thereof  with and into HUBCO, Inc.


         The Board of Directors of Poughkeepsie Financial Corp. ("PFC") has called a Special Meeting of PFC stockholders to be held on [Day of Week], [Date], 1998. The Meeting has been called to seek PFC stockholder approval of a Merger Agreement which provides for PFC to be merged with HUBCO, Inc. ("HUBCO"), with HUBCO as the surviving corporation. HUBCO is a bank holding company and the parent corporation of Hudson United Bank, a New Jersey-based bank, and Lafayette American Bank, a Connecticut-based bank. If the Merger is completed, PFC's subsidiary, Bank of the Hudson, will become the New York-based banking subsidiary of HUBCO.



         Upon completion of the Merger, each share of PFC Common Stock will be converted into HUBCO Common Stock. The Merger Agreement provides for an "Exchange Ratio" (i.e., the number of shares of HUBCO Common Stock into which each share of PFC Common Stock will be converted) equal to a fraction with a numerator of $10.00 and a denominator equal to the Median Pre-Closing Price of HUBCO Common Stock; provided, that a "Minimum Exchange Ratio" of 0.300 will apply if the Median Pre-Closing Price is at or above $33.33, and a "Maximum Exchange Ratio" of 0.320 will apply if the Median Pre-Closing Price is at or below $31.25. Cash will be paid in lieu of fractional shares. The term "Median Pre-Closing Price" is defined in the Merger Agreement generally as the median of the weighted average daily prices of HUBCO Common Stock during a 10 trading day period shortly prior to the closing of the Merger. PFC may terminate the Merger Agreement if the Median Pre-Closing Price of HUBCO Common Stock is less than $25.75 which, given the Maximum Exchange Ratio, would result in shares of PFC Common Stock being converted into HUBCO Common Stock with a value of less than $8.24. However, if PFC exercises this termination right, HUBCO can choose to override the termination by increasing the Exchange Ratio to a fraction with a numerator of $8.24 and a denominator equal to the Median Pre-Closing Price. The Exchange Ratio is subject to anti-dilution adjustments specified in the Merger Agreement.



         The Exchange Ratio formula was intended by HUBCO and PFC to result in PFC stockholders receiving HUBCO Common Stock with a value of $10.00 for each share of PFC Common Stock, so long as the Median Pre-Closing Price of HUBCO Common Stock is between $31.25 and $33.33. However, because of the Minimum Exchange Ratio and Maximum Exchange Ratio, and because the price of HUBCO Common Stock at the time the Merger becomes effective may not be the same as the Median Pre-Closing Price, PFC stockholders are not assured of receiving any specific market value of HUBCO Common Stock.

         Completion  of the Merger is subject to certain  conditions,  including
bank  regulatory   approvals  and  approval  of  the  Merger  Agreement  by  the affirmative vote of the majority of the outstanding shares of PFC Common Stock.

         HUBCO has filed a Registration Statement with the Securities and Exchange Commission (the "SEC") covering the shares of HUBCO Common Stock which will be issued in connection with the Merger. This Proxy Statement-Prospectus serves two purposes. It is the Proxy Statement being used by the PFC Board of Directors to solicit proxies for the Meeting, and it is the Prospectus of HUBCO regarding the HUBCO Common Stock to be issued if the Merger is completed. This document does not serve as a prospectus to cover any resales of HUBCO Common Stock to be issued in connection with the Merger. Persons who are considered "affiliates" of PFC under applicable securities laws will be subject to restrictions on their ability to resell the HUBCO Common Stock received by them in the Merger.

         This document is first being sent to PFC stockholders on or about ___________, 1998. It describes the Merger Agreement in detail and includes a copy of the Merger Agreement as Appendix A. PFC stockholders are urged to read this document carefully.

         THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         ALL INFORMATION REGARDING PFC CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT WAS SUPPLIED BY PFC. ALL INFORMATION REGARDING HUBCO WAS SUPPLIED BY HUBCO.

         THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN WHAT IS INCLUDED IN THIS DOCUMENT. IF SUCH INFORMATION OR REPRESENTATION IS GIVEN OR MADE, IT MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

         THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS DOCUMENT AT ANY TIME, NOR ANY DISTRIBUTION OF SHARES OF HUBCO COMMON STOCK, SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

         The date of this Proxy Statement-Prospectus is ____________, 1998.

                                TABLE OF CONTENTS

                                                                           Page
AVAILABLE INFORMATION..........................................................
INFORMATION DELIVERED AND INCORPORATED BY REFERENCE............................
SUMMARY OF PROXY STATEMENT-PROSPECTUS..........................................
         Overview..............................................................
         The Meeting...........................................................
         The Companies ........................................................
         The Merger............................................................
SELECTED CONSOLIDATED FINANCIAL DATA OF HUBCO..................................
SELECTED CONSOLIDATED FINANCIAL DATA OF PFC....................................
MARKET PRICE AND DIVIDEND MATTERS..............................................
         Market Price and Dividend History.....................................
         Limitations on Dividends Under the Merger Agreement...................
         Dividend Limitations on HUBCO.........................................
PRO FORMA FINANCIAL INFORMATION................................................
ACTUAL AND PRO FORMA PER SHARE DATA............................................
INTRODUCTION ..................................................................


CERTAIN INFORMATION REGARDING HUBCO ...........................................
         General...............................................................
         Recent Developments...................................................


CERTAIN INFORMATION REGARDING PFC..............................................
         General...............................................................
         Recent Developments...................................................
THE MEETING ...................................................................
         Purpose of the Meeting................................................
         Record Date; Voting Rights; Proxies...................................
         Solicitation of Proxies...............................................
         Quorum................................................................
         Required Vote.........................................................
THE PROPOSED MERGER............................................................
         General Description...................................................
         Closing; Determination Date...........................................
         Consideration ........................................................
         Conversion of PFC Options.............................................
         Cash in Lieu of Fractional Shares ....................................
         Background of and PFC's Reasons for the Merger........................
         HUBCO's Reasons for the Merger........................................
         Interests of Certain Persons in the Merger ...........................
         Opinion of PFC's Financial Advisor....................................
         Resale Considerations with Respect to the HUBCO Common Stock..........
         Conditions to the Merger..............................................
         Conduct of Business Pending the Merger................................
         Customary Representations, Warranties and Covenants...................
         Regulatory Approvals..................................................
         Management and Operations After the Merger............................
         Exchange of Certificates, Issuance of New Options.....................
         Effective Time; Amendments; Termination ..............................
         Accounting Treatment of the Merger....................................
         Federal Income Tax Consequences ......................................
         No Dissenters' Rights.................................................
PRO FORMA FINANCIAL INFORMATION................................................
DESCRIPTION OF HUBCO CAPITAL STOCK.............................................
         General ..............................................................
         Description of HUBCO Common Stock.....................................
         Description of HUBCO Series B Preferred Stock.........................

COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF PFC AND HUBCO......................
         General ..............................................................
         Voting Requirements...................................................
         Preferred Stock.......................................................
         Classified Board of Directors ........................................
         Rights of Dissenting Stockholders.....................................
         Shareholder Consent to Corporate Action...............................
         Dividends ............................................................
         By-laws...............................................................
         Shareholder Protection Legislation....................................
         Limitations of Liability of Directors or Officers.....................
SHAREHOLDER PROPOSALS..........................................................
OTHER MATTERS..................................................................
LEGAL OPINION..................................................................
EXPERTS........................................................................

APPENDIX A   Amended and Restated Agreement and Plan of Merger by and among
             HUBCO, PFC and BTH.............................................A-1
APPENDIX B   Stock Option Agreement by and between HUBCO and PFC ...........B-1
APPENDIX C   Fairness Opinion of Advest, Inc................................C-1

                              AVAILABLE INFORMATION

         HUBCO, Inc. ("HUBCO") is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (such as HUBCO). The address of the Commission's web site is http://www.sec.gov. In addition, HUBCO Common Stock is listed on The Nasdaq Stock Market, and certain material as to HUBCO can be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

         PFC is also subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Prior to the reorganization on May 30, 1997 (the "Reorganization") by which PFC became the holding company for Bank of the Hudson ("BTH"), BTH was subject to the information requirements of the Exchange Act, and filed reports, proxy statements and other information with the Office of Thrift Supervision ("OTS"). The reports, proxy statements and other information filed by PFC can be obtained from the SEC or from the NASD in the same manner as HUBCO documents as set forth in the preceding paragraph. The reports, proxy statements and other information filed by BTH prior to the Reorganization can be inspected and copied at the public reference facilities maintained by the OTS's Dissemination Branch, Records Management and Information Policy Division, 1700 G Street, N.W., Washington, D.C. 20552. Prior to October 14, 1997, the name of BTH was Poughkeepsie Savings Bank, FSB.

         HUBCO has filed with the Commission a Registration Statement on Form S-4 under the Securities Act (together with all amendments and supplements thereto, the "Registration Statement"), with respect to the securities being offered by this document (this "Proxy Statement-Prospectus," sometimes referred to as this "Proxy Statement"). As permitted by the rules and regulations of the Commission, this Proxy Statement-Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information with respect to HUBCO and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto.

         Statements contained in this Proxy Statement-Prospectus or in any document incorporated by reference herein, as to the contents of any document referred to herein or therein, are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

               INFORMATION DELIVERED AND INCORPORATED BY REFERENCE

         The following documents filed by HUBCO with the Commission are incorporated herein by reference:


         1. Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Amendment No. 1 on Form 10-K/A filed on April 3, 1997 and Amendment No. 2 on Form 10-K/A filed on January 30, 1998.


         2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

         3. Current Reports on Form 8-K filed with the Commission on April 23, 1997, August 21, 1997, September 9, 1997, October 23,
                  1997,  December 12, 1997,  December 22, 1997, January 14, 1998
                  and January 16, 1998.

         4. Form 8-A filed by HUBCO to register its Common and Preferred Stock pursuant to Section 12(g) of the Exchange Act.

         A copy of HUBCO's Annual Report to Stockholders for the year ended December 31, 1996 ("HUBCO's Annual Report") and HUBCO's Proxy Statement for its Annual Meeting dated March 13, 1997 ("HUBCO's Proxy Statement") are available to any holder of PFC Common Stock, including any beneficial owner, free of charge upon written or oral request as set forth hereinafter.

                  The following documents filed by PFC with the Commission are incorporated herein by reference.

         1.       Annual  Report on Form 10-K for the year  ended  December  31,
                  1996.

         2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.



         3. Current Reports on Form 8-K filed with the Commission on May 9, 1997, June 2, 1997, November 12, 1997 and January 27, 1998.



         4.       Form 8-B filed by PFC to register its Common Stock pursuant to
                  Section 12(g) of the Exchange Act

         All documents filed by HUBCO or PFC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date hereof and prior to the earlier of (i) the date of the Special Meeting of stockholders of PFC (the "Meeting") to which this Proxy Statement-Prospectus relates, or (ii) the termination of the Merger Agreement which is the subject of the Meeting, are hereby incorporated by reference into this Proxy Statement and shall be deemed a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

         This Proxy Statement incorporates documents by reference which are not presented herein or delivered herewith. These documents (not including exhibits thereto, unless such exhibits are specifically incorporated by reference into the information incorporated herein) are available free of charge to any holder of PFC Common Stock, including any beneficial owner, upon written or oral request with respect to HUBCO materials, to the office of the HUBCO Corporate
Secretary, D. Lynn Van Borkulo-Nuzzo, Esq., HUBCO, Inc., 1000 MacArthur Boulevard, Mahwah, New Jersey 07430; telephone (201) 236-2641. Additional copies of PFC's Annual Report and PFC's Quarterly Report on Form 10-Q filed with the SEC for the quarter ended September 30, 1997, are available free of charge to any holder of PFC Common Stock, including any beneficial owner, upon written or oral request to the office of PFC Corporate Secretary, Suzanne A. Gillespie, Poughkeepsie Financial Corp., 249 Main Mall, Poughkeepsie, New York 12601; telephone (914) 431-6353. Responses to any such request will be made within one business day by sending the requested documents by first class mail or other equally prompt means. In order to ensure timely delivery of the documents in advance of the Meeting, any request should be made by __________, 1998.

         CONTAINED WITHIN AND INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS ARE CERTAIN FORWARD LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF HUBCO. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES:
(1) EXPECTED COST SAVINGS OR REVENUE ENHANCEMENTS FROM THE MERGER CANNOT BE REALIZED AS ANTICIPATED; (2) DEPOSIT ATTRITION, CUSTOMER LOSS OR REVENUE LOSS FOLLOWING THE MERGER IS GREATER THAN EXPECTED; (3) COMPETITIVE PRESSURE IN THE BANKING AND FINANCIAL SERVICES INDUSTRY INCREASES SIGNIFICANTLY; (4) CHANGES IN THE INTEREST RATE ENVIRONMENT; AND (5) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR IN THE STATES OF NEW JERSEY, NEW YORK OR CONNECTICUT, ARE LESS FAVORABLE THAN EXPECTED.

                      SUMMARY OF PROXY STATEMENT-PROSPECTUS

         The following is a summary of certain information regarding the matters to be considered at the Meeting. This summary is necessarily incomplete and is qualified by the more detailed information contained elsewhere in this Proxy Statement. Holders of PFC common stock and options (together, "PFC Securities") should carefully read the entire Proxy Statement.

Overview

         The Board of Directors of Poughkeepsie Financial Corp. ("PFC") has called a Special Meeting of PFC stockholders (the "Meeting") to be held on [Day of Week], [Date], 1998. The Meeting has been called to seek PFC shareholder approval of an Amended and Restated Agreement and Plan of Merger, dated as of October 22, 1997 (the "Merger Agreement"), by and among HUBCO, Inc. ("HUBCO"), PFC and PFC's principal subsidiary, Bank of The Hudson ("BTH"). The Merger Agreement provides for PFC to be merged with HUBCO (the "Merger"), with HUBCO as the surviving corporation. HUBCO, a bank holding company incorporated in New Jersey, is the parent corporation of Hudson United Bank, a New Jersey-based bank ("HUB"), and Lafayette American Bank, a Connecticut-based bank ("Lafayette"). If the Merger is completed, BTH will become the New York-based banking subsidiary of HUBCO. A copy of the Merger Agreement is attached as Appendix A to this Proxy Statement.

         Upon completion of the Merger, each share of common stock, par value $0.01 per share, of PFC ("PFC Common Stock") will be converted into a number of shares (the "Exchange Ratio") of common stock of HUBCO, no par value ("HUBCO Common Stock"). The Merger Agreement provides that the Exchange Ratio will be a fraction with a numerator of $10.00 and a denominator equal to the "Median Pre-Closing Price" of HUBCO Common Stock (a term defined in the Merger Agreement generally as the median of the weighted average daily prices of HUBCO Common Stock during a 10 trading day period shortly prior to the closing of the Merger); provided, that a "Minimum Exchange Ratio" of 0.300 will apply if the Median Pre-Closing Price is at or above $33.33, and a "Maximum Exchange Ratio" of 0.320 will apply if the Median Pre-Closing Price is at or below $31.25. Cash will be paid in lieu of fractional shares. The Exchange Ratio is subject to anti-dilution adjustments specified in the Merger Agreement.

         This document serves two purposes. It is the Proxy Statement being used by the PFC Board of Directors to solicit proxies for the Meeting, and it is the Prospectus of HUBCO regarding the HUBCO Common Stock to be issued if the Merger is completed. Therefore, this document is sometimes referred to as either the "Proxy Statement-Prospectus" or the "Proxy Statement".

The Meeting

         The Meeting will be held on [Day of Week], [Date], 1998 at [Time] , at [Location]. At the Meeting, holders of PFC Common Stock will be asked to approve and adopt the Merger Agreement.


         Record holders of PFC Common Stock at the close of business on January 23, 1998 (the "Record Date") are entitled to vote at the Meeting. Holders of a majority of the outstanding shares of PFC Common Stock must be present or represented by proxy at the Meeting for a quorum. The affirmative vote, in person or by proxy, of the majority of the outstanding shares of PFC Common Stock is required in order to approve and adopt the Merger Agreement. As of the Record Date, there were _________ outstanding shares of PFC Common Stock held by approximately ___ holders of record. The directors of PFC as a group have voting control over _______ of these shares (___%) and have agreed to vote them in favor of the Merger Agreement. In addition, HUBCO has voting control over ____ of these shares (___%) and the non-director executive officers of PFC as a group have voting control over ____ of these shares (___%), all of which shares PFC expects will be voted in favor of the Merger Agreement.



         The PFC Board of Directors has unanimously approved the Merger Agreement and unanimously recommends that holders of PFC Common Stock vote FOR the Merger Agreement.

The Companies

         HUBCO

         HUBCO is a bank holding company whose principal operating subsidiaries are HUB and Lafayette. HUBCO's corporate headquarters is located at 1000 MacArthur Boulevard, Mahwah, New Jersey 07430. HUB's corporate headquarters is located at 3100 Bergenline Avenue, Union City, New Jersey 07084. Lafayette's corporate headquarters is located at 1000 Lafayette Boulevard, Bridgeport, Connecticut 06604. HUBCO's telephone number is (201) 236-2600.

         HUB is a full-service commercial bank which primarily serves small and mid-sized businesses and consumers through 57 branches in Northern New Jersey. Lafayette is a full-service commercial bank which serves small-to-medium-sized business firms as well as individuals through 27 banking offices located mainly in Fairfield and New Haven counties in Connecticut. As of September 30, 1997, HUBCO had consolidated assets of $3.0 billion, consolidated deposits of $2.3 billion and consolidated stockholders' equity of $212 million. Based on assets as of September 30, 1997, HUBCO was the fourth largest commercial banking company headquartered in New Jersey.

         HUBCO's strategy is to enhance profitability and build market share through both internal growth and acquisitions. Since October, 1990, HUBCO has added over 72 branches and approximately $2.5 billion in assets through 18 acquisitions of financial institutions in both government-assisted and private transactions. HUBCO expects to continue its acquisition strategy.

         PFC

         PFC is a unitary thrift holding company and conducts its business through its wholly owned subsidiary, Bank of the Hudson ("BTH"). The principal executive offices of PFC and BTH are located at 249 Main Mall, Poughkeepsie, New York 12601. PFC's telephone number is (914) 431-6200.

         BTH is a community savings bank serving the Mid-Hudson Valley area of New York through 16 branches in Dutchess, Orange and Rockland counties, as well as six residential loan origination offices in five New York counties and New Jersey. Poughkeepsie Savings Bank, FSB, BTH's predecessor, was chartered as a mutual savings bank by the New York State Legislature in 1831, converted to a federal mutual savings bank in 1981 and converted to stock form in 1985.

         In recent years, the business of BTH has consisted primarily of obtaining funds in the form of deposits from the general public and borrowings and using such funds to make residential mortgage loans and commercial mortgage loans as well as commercial business loans, consumer loans, student loans and other investments. Currently, BTH conducts community banking operations in the Mid-Hudson region of New York (primarily Dutchess, Orange, Ulster, Putnam, Rockland and Westchester counties as well as contiguous areas).


The Merger

         Description of the Merger; Effective Time

         In the Merger, PFC will be merged with and into HUBCO, with HUBCO as the surviving entity. A closing under the Merger Agreement (the "Closing") will occur on a date (the "Closing Date") to be determined by HUBCO and set forth in a notice (the "Closing Notice") to PFC. The Closing Date specified by HUBCO in the Closing Notice must be at least seven business days after the date of the Closing Notice, but not more than 15 business days after the satisfaction or waiver of the conditions to consummation of the Merger (other than the delivery of documents to be delivered at the Closing). The Closing may also be set for another day mutually agreed to by HUBCO and PFC. The parties currently anticipate closing in the first quarter of 1998. Immediately following the Closing, HUBCO will file a certificate of merger with the Secretary of State of the State of New Jersey and with the Secretary of State of the State of Delaware. The Merger will become effective at the "Effective Time", which will be the close of business on the first day when the certificates of merger in both New Jersey and Delaware have been filed. HUBCO and PFC anticipate the Effective Time will be the close of business on the Closing Date. The exact Closing Date and Effective Time are dependent upon satisfaction of all conditions precedent, some of which are not under the control of HUBCO or PFC.

         Consideration

         Upon completion of the Merger, each share of PFC Common Stock will be converted into a number of shares of HUBCO Common Stock equal to the Exchange Ratio. The Merger Agreement provides that the Exchange Ratio will be a fraction with a numerator of $10.00 and a denominator equal to the "Median Pre-Closing Price" of HUBCO Common Stock (a term defined in the Merger Agreement generally as the median of the weighted average daily prices of HUBCO Common Stock during a 10 trading day period shortly prior to the closing of the Merger). The Minimum Exchange Ratio of 0.300 will apply if the Median Pre-Closing Price is at or above $33.33, and the Maximum Exchange Ratio of 0.320 will apply if the Median Pre-Closing Price is at or below $31.25. Cash will be paid in lieu of fractional shares. The Exchange Ratio is subject to anti-dilution adjustments specified in the Merger Agreement. The Merger Agreement provides that no anti-dilution adjustment will be made to the Exchange Ratio in connection with the stock dividend paid by HUBCO on December 1, 1997 to its stockholders of record on November 13, 1997 (the "1997 Stock Dividend"). If the Median Pre-Closing Price is less than $25.75, the Board of Directors of PFC will have certain rights to terminate the Merger Agreement unless HUBCO agrees to increase the Exchange Ratio to a fraction with a numerator of $8.24 and a denominator equal to the Median Pre-Closing Price.

         The  calculation  of the  Exchange  Ratio  called  for  by  the  Merger
Agreement was intended by HUBCO and PFC to result in stockholders of PFC receiving in the Merger HUBCO Common Stock with a value of $10.00 for each share of PFC Common Stock, provided that the initial Exchange Ratio calculation
(before taking into effect the Minimum and Maximum Exchange Ratios) results in an Exchange Ratio which is neither below the Minimum Exchange Ratio nor above the Maximum Exchange Ratio (i.e., provided the Median Pre-Closing Price of HUBCO Common Stock is between $33.33 and $31.25). However, because of the Minimum Exchange Ratio and Maximum Exchange Ratio, and because the price of HUBCO Common Stock at the Effective Time may not be the same as the Median Pre-Closing Price, PFC stockholders are not assured of receiving any specific market value of HUBCO Common Stock. The price of HUBCO Common Stock at the Effective Time may be higher or lower than the Median Pre-Closing Price, and may be higher or lower than the market price at the time of entering into the Merger Agreement, the time of mailing this Proxy Statement or at the time of the Meeting. PFC stockholders are urged to obtain current market quotations for the HUBCO Common Stock and the PFC Common Stock.

         Prior to consummation of the Merger, PFC may, pursuant to the terms of the Merger Agreement, increase its quarterly cash dividends to an amount substantially equivalent to HUBCO's cash dividend as adjusted for the Exchange Ratio.

         Cash in Lieu of Fractional Shares

         No fractional shares of HUBCO Common Stock will be issued in exchange for PFC Common Stock. Instead, holders of PFC Common Stock will receive cash equal to their fractional share interest multiplied by the Median Pre-Closing Price of HUBCO Common Stock, without interest. All shares of HUBCO Common Stock to be issued to each holder of PFC Common Stock will be aggregated to constitute as many whole shares as possible before determining the person's fractional share interest.

         Conversion of PFC Options

         Pursuant to the Merger Agreement and at the Effective Time, each outstanding option to purchase a share of PFC Common Stock ("PFC Option") granted under PFC's existing stock option plans and agreements with its directors and employees will be converted into an option to purchase the same number of shares of HUBCO Common Stock multiplied by the Exchange Ratio, at an option price per share of HUBCO Common Stock equal to the option exercise price per share of PFC Common Stock under the PFC Option divided by the Exchange Ratio.

         No Dissenters' Rights of Appraisal

         Under the Delaware General Corporation Law (the "DGCL"), holders of PFC Common Stock are not entitled to dissenters' rights of appraisal in connection with the Merger.

         Certain Federal Income Tax Consequences

         The Merger is conditioned upon, among other things, the receipt of an opinion of counsel to HUBCO to the effect that the Merger will qualify as a tax-free reorganization as defined in Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). While HUBCO and PFC have the contractual right to waive this condition to closing, neither will do so.



         Accounting Treatment of the Merger

         The Merger is expected to be accounted for as a pooling of interests for financial reporting purposes and HUBCO's obligation to consummate the Merger is conditioned upon HUBCO's receipt of assurances from its independent accountants that the Merger will be so treated. Under the pooling of interests method of accounting, PFC's historical basis of assets, liabilities and stockholders' equity will be retained by HUBCO as the surviving entity and the combined entity's consolidated financial statements will be restated retroactively to reflect the combined financial condition, results of operations and cash flows as if HUBCO and PFC had been combined for all periods presented.

         Required Regulatory Approvals

         Consummation of the Merger is subject to prior receipt of approval of the Merger by the Board of Governors of the Federal Reserve System (the "FRB"). An application for FRB approval has been filed and HUBCO and PFC anticipate receiving FRB approval. However, there can be no assurance that the approval will be granted, that it will be granted on a timely basis, or that it will be granted without conditions unacceptable to HUBCO or PFC.

         Conditions to the Merger

         There are a number of conditions to completion of the Merger, including receipt of FRB approval; approval of the Merger Agreement by the PFC stockholders; an opinion of Pitney, Hardin, Kipp & Szuch, counsel to HUBCO, that the Merger will result in a tax-free reorganization; and assurances to HUBCO from its independent accountants that the Merger will be accounted for as a pooling of interests.


         Termination Rights

         The Merger Agreement may be terminated by either PFC or HUBCO if, among other reasons, the Effective Time has not occurred by July 31, 1998 (which may be extended under certain circumstances to October 31, 1998) other than due to failure of the terminating party to perform its obligations under the Merger Agreement. The Merger Agreement may be terminated by PFC if PFC's Board of Directors approves another acquisition transaction after determining, upon advice of counsel, that approval is necessary in the exercise of its fiduciary obligations under applicable laws. In addition, PFC may terminate the Merger Agreement if the Median Pre-Closing Price of HUBCO Common Stock is less than $25.75 which, given the Maximum Exchange Ratio, would result in shares of PFC Common Stock being converted into HUBCO Common Stock with a value of less than $8.24. However, if PFC exercises this termination right, HUBCO can choose to override the termination by increasing the Exchange Ratio to a fraction with a numerator of $8.24 and a denominator equal to the Median Pre-Closing Price.



         Fairness Opinion

         The PFC Board of Directors has retained Advest, Inc. ("Advest") to evaluate the terms of the Merger. Advest expects to deliver a written opinion to the PFC Board of Directors dated on or about the date of this Proxy Statement to the effect that, as of the date of such opinion, the Exchange Ratio is fair to the PFC stockholders from a financial point of view. Holders of PFC Common Stock are urged to, and should, read such opinion in its entirety. For information concerning the matters reviewed, assumptions made and factors considered by Advest, see "THE PROPOSED MERGER -- Opinion of Financial Advisor" and Appendix C to this Proxy Statement, which sets forth a draft of Advest's fairness opinion.

         Stock Option to HUBCO for PFC Shares

         HUBCO and PFC entered into a Stock Option Agreement dated October 22, 1997 (the "Stock Option Agreement") in connection with the negotiation by HUBCO and PFC of the Merger Agreement. Pursuant to the Stock Option Agreement, PFC has granted to HUBCO an option (the "Option"), exercisable only under certain limited and specifically defined circumstances, to purchase up to 2,000,000 authorized but unissued shares of PFC Common Stock, representing upon issuance approximately 13.6% of the shares of PFC Common Stock, for an exercise price of $7.875 per share. HUBCO does not have any voting rights with respect to the shares of PFC Common Stock subject to the Option prior to exercise of the Option.

         The Stock Option Agreement is attached to this Proxy Statement as Appendix B hereto. In the event that certain specifically enumerated "Triggering Events" occur and the Merger is not consummated, HUBCO would recognize a gain on the sale of the shares of PFC Common Stock received pursuant to the exercise of the Option if such shares of PFC Common Stock were sold at prices exceeding $7.875 per share. The ability of HUBCO to exercise the Option and to cause up to an additional 2,000,000 shares of PFC Common Stock to be issued may be considered a deterrent to other potential acquisitions of control of PFC, as it is likely to increase the cost of an acquisition of all of the shares of PFC Common Stock which would then be outstanding. The exercise of the option by HUBCO may also make pooling of interests accounting treatment unavailable to a subsequent acquiror. See "THE PROPOSED MERGER -- Conversion of PFC Options."




         Interests of Certain Persons in the Merger

         Pursuant to Employment Agreements with change in control features between PFC and each of Joseph B. Tockarshewsky, its Chairman, President and Chief Executive Officer, and Robert J. Hughes, its Executive Vice President and Chief Financial Officer, Messrs. Tockarshewsky and Hughes will each receive a severance payment equal to two times their respective annual base salaries (which severance payments will amount to $590,000 and $420,000 for Messrs. Tockarshewsky and Hughes, respectively), as well as continued coverage under PFC's medical benefits plan and other benefit plans maintained by PFC during the 24-month period following consummation of the Merger. Other PFC executive officers and employees are covered by PFC's severance policies, pursuant to which they could receive payments based on their years of service with PFC as a consequence of the Merger if their employment is terminated or, in certain cases, constructively terminated following the Merger.



         Certain executive officers and directors of PFC have stock options which will become vested by virtue of the Merger.

         In addition to the foregoing, the Merger Agreement requires HUBCO to indemnify, for a period of six years after the Effective Time, each director, officer, employee or agent of PFC or BTH to the fullest extent which PFC or BTH would have been permitted under applicable law and their respective Certificates of Incorporation and By-laws had the Merger not occurred, with respect to any claims made against such person because he or she is or was serving in such capacity. The Merger Agreement also requires HUBCO to provide PFC's and BTH's officers and directors with directors' and officers' liability insurance for at least six years after the Effective Time.

         Differences in Stockholders' Rights

         PFC is a business corporation incorporated under the DGCL and HUBCO is a business corporation incorporated under the New Jersey Business Corporation Act (the "NJBCA"). The rights of PFC stockholders are currently governed by the DGCL and PFC's articles of incorporation and by-laws. At the Effective Time, each PFC stockholder will become a shareholder of HUBCO. The rights of HUBCO stockholders are governed by the NJBCA and HUBCO's certificate of incorporation and by-laws. The DGCL and the NJBCA, and the rights of stockholders thereunder, differ with respect to voting requirements and various other matters.

                                     SELECTED CONSOLIDATED FINANCIAL DATA OF HUBCO


                                                             At or for the Year Ended December 31,
                                           ---------------------------------------------------------------------------
                                                1996           1995           1994          1993           1992
                                                      (Dollars in thousands, except for per share amounts)
Earnings Summary:
Interest income                             $   204,182    $    203,651   $   170,929    $    149,528   $   164,346
Interest expense                                 72,828          70,440        53,126          50,771        67,749
                                            ------------   -------------  ------------   -------------  ------------
Net interest income                             131,354         133,211       117,803          98,757        96,597
Provision for possible loan losses               12,295           9,515         9,309          31,917        26,320
                                            ------------   -------------  ------------   -------------  ------------

Net interest income after
    provision for possible loan losses          119,059         123,696       108,494          66,840        70,277
Other income                                     30,276          28,223        22,420          24,571        25,530
Other expenses                                  116,239         102,842        94,931          97,098        93,764
                                            ------------   -------------  ------------   -------------  ------------
Income (loss) before income taxes                33,096          49,077        35,983          (5,687)        2,043
Income tax provision (benefit)                   11,599          14,512        12,595             321        (6,441)
                                            ============   =============  ============   =============  ============
Net income (loss)                           $    21,497    $     34,565   $    23,388    $     (6,008 ) $     8,484
                                            ============   =============  ============   =============  ============

Share Data:
Weighted average
     shares outstanding (in thousands)           23,882          24,797        23,589          19,223        15,073
Net income (loss) per share                   $    0.90    $       1.39   $      0.99    $      (0.31 ) $      0.56
Cash dividend per common share                     0.66            0.56          0.34            0.29          0.25

Balance Sheet Summary:
Securities held to maturity                  $  280,914    $    294,057   $   715,509    $    599,587   $   456,709
Securities available for sale                   655,492         502,381       213,815         179,267       130,789
Loans                                         1,884,355       1,652,022     1,569,059       1,303,397     1,373,631
Total assets                                  3,115,687       2,778,416     2,770,667       2,322,713     2,219,105
Deposits                                      2,592,092       2,446,273     2,414,999       2,103,895     2,021,029
Stockholders' equity                            206,333         216,796       187,305         117,965       122,406

Performance Ratios:
Return on average assets                           0.76 %          1.27 %        0.91 %        (0.27) %        0.38 %
Return on average equity                          10.44 %         17.31 %       15.77 %        (5.01) %        7.57 %
Dividend payout                                   73.33 %         40.29 %       34.34 %           --          44.64 %

Average equity to average assets                   7.25 %          7.35 %        5.79 %          5.39 %        5.02 %
Net interest margin                                5.05 %          5.34 %        5.03 %          4.75 %        4.81 %

Asset Quality Ratios:
Allowance for possible loan
     losses to total loans                         1.87 %          1.82 %        1.97 %          2.57 %        2.39 %
Allowance for possible loan losses
     to non-performing loans                        111 %           118 %          74 %            44 %          42 %
Non-performing loans to
     total loans                                   1.69 %          1.55 %        2.65 %          5.78 %        5.64 %
Non-performing assets to total
     loans, plus other real estate                 1.98 %          2.23 %        3.62 %          7.39 %        7.54 %
Net charge-offs to average loans                   0.69 %          0.66 %        1.28 %          1.84 %        1.76 %


                                                  SELECTED CONSOLIDATED FINANCIAL DATA OF HUBCO

                                                  At or For the Nine Months Ended September 30,
                                           -------------------------------------------------------------
                                                        1997                           1996
                                           ------------------------------- -----------------------------
                                                (Dollars in thousands, except for per share amounts)
Earnings Summary:
Interest income                                   $   165,249                     $   149,933
Interest expense                                       58,772                          52,491
                                                  ------------                    ------------
Net interest income                                   106,477                          97,442
Provision for possible loan losses                      5,027                           6,675
                                                  ------------                    ------------

Net interest income after
    provision for possible loan losses                101,450                          90,767
Other income                                           28,993                          21,915
Other expenses                                         70,165                          83,437
                                                  ------------                    ------------
Income before income taxes                             60,278                          29,245
Income tax provision                                   23,860                          11,208
                                                  ------------                    ------------
Net income                                        $    36,418                     $    18,037
                                                  ------------                    ------------

Share Data:
Weighted average
     shares outstanding (in thousands)                 23,471                          24,070
Net income per share                              $      1.55                     $      0.75
Cash dividend per common share                           0.55                            0.48

Balance Sheet Summary:
Securities held to maturity                       $   232,970                     $   274,226
Securities available for sale                         653,079                         657,269
Loans                                               1,781,414                       1,794,897
Total assets                                        3,046,034                       3,034,297
Deposits                                            2,298,321                       2,500,389
Stockholders' equity                                  211,893                         205,144

Performance Ratios: (1)
Return on average assets                                 1.62 %                          0.87 %
Return on average equity                                23.44 %                         11.86 %
Dividend payout                                         35.48 %                         64.00 %
Average equity to average assets                         6.92 %                          7.31 %
Net interest margin                                      5.22 %                          5.14 %

Asset Quality Ratios:
Allowance for possible loan
     losses to total loans                               2.11 %                          1.83 %
Allowance for possible loan losses
     to non-performing loans                              116 %                            95 %
Non-performing loans to
     total loans                                         1.82 %                          1.92 %
Non-performing assets to total
     loans, plus other real estate                       2.02 %                          2.30 %
Net charge-offs to average loans                         0.29 %                          0.39 %

----------------------------

(1) The Performance Ratios are presented on an annualized basis.


                                           SELECTED CONSOLIDATED FINANCIAL DATA OF POUGHKEEPSIE FINANCIAL CORP.


                                                                    Years Ended December 31,
                                           ---------------------------------------------------------------------------
                                                1996           1995           1994          1993           1992
                                                      (Dollars in thousands, except for per share amounts)
Earnings Summary:
Interest income                             $    63,620    $     58,959   $    49,536    $     47,433   $    66,387
Interest expense                                 37,857          35,475        27,620          29,941        52,830
                                            ------------   -------------  ------------   -------------  ------------
Net interest income                              25,763          23,484        21,916          17,492        13,557
Provision for possible loan losses                  850           1,525           120             400         3,900
                                            ------------   -------------  ------------   -------------  ------------

Net interest income after
    provision for possible loan losses           24,913          21,959        21,796          17,092         9,657
Other income (1)                                  1,462          (5,914 )       2,851           6,923        24,174
Other expenses (2)                               23,976          18,269        17,980          18,196        39,248
                                            ------------   -------------  ------------   -------------  ------------
Income (loss) before income taxes                 2,399          (2,224 )       6,667           5,819        (5,417 )
Income tax provision (benefit) (3)                  963         (18,486 )         150              --            --
                                            ============   =============  ============   =============  ============
Net income (loss)                           $     1,436    $     16,262   $     6,517    $      5,819   $    (5,417 )
                                            ============   =============  ============   =============  ============

Share Data:
Weighted average
     shares outstanding (in thousands)           12,910          12,855        12,746           8,252         3,648
Net income (loss) per share                  $     0.11    $       1.27   $      0.51    $       0.71   $     (1.49 )
Cash dividend per common share                     0.10            0.08            --              --            --

Balance Sheet Summary:
Securities held to maturity                  $   29,957    $         --   $        --    $         --   $        --
Securities available for sale                   135,790         185,600       203,883         218,646       158,540
Loans                                           643,339         583,767       494,189         459,607       486,563
Total assets                                    858,690         825,448       727,625         718,874       726,633
Deposits                                        575,246         534,041       489,144         437,660       457,355
Stockholders' equity                             71,668          70,924        50,478          49,600        23,328

Performance Ratios:
Return on average assets                           0.17 %          2.12 %        0.91 %          0.82 %      (0.59) %
Return on average equity                           2.02 %         28.48 %       13.31 %         11.73 %     (23.06) %
Dividend payout                                   90.91 %          6.35 %          --              --            --
Average equity to average assets                   8.41 %          7.44 %        6.84 %          5.53 %        2.55 %
Net interest margin                                3.21 %          3.12 %        3.17 %          2.60 %        1.61 %

Asset Quality Ratios:
Allowance for possible loan
     losses to total loans                         1.34 %          1.41 %        3.68 %          4.29 %        4.17 %
Allowance for possible loan losses
     to non-performing loans                      56.10 %        151.96 %      116.02 %        133.33 %       98.54 %
Non-performing loans to
     total loans                                   2.40 %          0.93 %        3.17 %          3.22 %        4.23 %
Non-performing assets to total loans,
     plus other real estate owned                  4.00 %          3.05 %        5.57 %          8.20 %       14.06 %
Net charge-offs to average loans                   0.07 %          0.27 %        0.36 %          0.21 %        1.06 %

-------------
(1)  In 1995, PFC recorded a $7.5 million loss related to certain commercial loans held for bulk sale.
(2)  In 1996, PFC recorded a $2.6 million special assessment levied by the FDIC to recapitalize the SAIF Insurance Fund.
(3)  In 1995,  PFC  recognized  deferred tax assets of $17.6 million by reducing previously established valuation reserves.



                          SELECTED CONSOLIDATED FINANCIAL DATA OF POUGHKEEPSIE FINANCIAL CORP.

                                                  At or For the Nine Months Ended September 30,
                                           -------------------------------------------------------------
                                                        1997                           1996
                                           ------------------------------- -----------------------------
                                                (Dollars in thousands, except for per share amounts)
Earnings Summary:
Interest income                                    $   49,745                      $   47,034
Interest expense                                       29,152                          28,106
                                                   -----------                     -----------
Net interest income                                    20,593                          18,928
Provision for possible loan losses                        950                             550
                                                   -----------                     -----------

Net interest income after
    provision for possible loan losses                 19,643                          18,378
Other income (1)                                        2,753                             754
Other expenses (2)                                     16,689                          18,772
                                                   -----------                     -----------
Income before income taxes                              5,707                             360
Income tax provision                                    2,325                             146
                                                   ===========                     ===========
Net Income                                         $    3,382                      $      214
                                                   ===========                     ===========

Share Data:
Weighted average
     shares outstanding (in thousands)                 13,154                          12,907
Net income per share                               $     0.26                       $    0.02
Cash dividend per common share                          0.075                           0.075

Balance Sheet Summary:
Securities held to maturity                        $   26,832                       $  30,786
Securities available for sale                         154,356                         143,095
Loans                                                 656,961                         637,607
Total assets                                          883,981                         860,853
Deposits                                              611,731                         565,060
Stockholders' equity                                   74,436                          70,129

Performance Ratios: (3)
Return on average assets                                 0.55 %                          0.03 %
Return on average equity                                 6.55 %                          0.40 %
Dividend payout                                         28.85 %                        375.00 %
Average equity to average assets                         8.42 %                          8.48 %
Net interest margin                                      3.32 %                          3.17 %

Asset Quality Ratios:
Allowance for possible loan
     losses to total loans                               1.34 %                          1.33 %
Allowance for possible loan losses
     to non-performing loans                            75.82 %                         55.13 %
Non-performing loans to
     total loans                                         1.77 %                          2.42 %
Non-performing assets to total loans,
     plus other real estate owned                        2.60 %                          3.62 %
Net charge-offs to average loans                         0.12 %                          0.05 %


----------------------------------

    (1) In June 1996, PFC recorded a $0.9 million loss related to certain commercial loans held for bulk sale.

    (2) In September 1996, PFC recorded a $2.6 million special assessment levied by the FDIC to recapitalize the SAIF Insurance Fund

    (3)  The Performance Ratios are presented on an annualized basis.

                        MARKET PRICE AND DIVIDEND MATTERS

Market Price and Dividend History

HUBCO Common Stock and the PFC Common Stock are quoted on The Nasdaq Stock Market (formerly known as the "Nasdaq National Market System") under the symbols "HUBC" and "PKPS", respectively. The following tables set forth, for the periods indicated, the high and low closing prices per share of HUBCO Common Stock and PFC Common Stock, as reported by The Nasdaq Stock Market, and quarterly dividends per share.

              All stock prices shown in the tables below have been rounded to the nearest cent. HUBCO's stock prices and dividends shown in the tables below have been adjusted for a 3-for-2 stock split effective January 14, 1995, a HUBCO stock dividend payable on December 1, 1997 to stockholders of record on November 13, 1997 (the "1997 Stock Dividend"), and a HUBCO stock dividend payable on November 15, 1996 to stockholders of record on November 4, 1996 (the "1996 Stock Dividend").



                                                                            Equivalent Pro Forma Market Price Per
                                Market                  Market                   Share of PFC Common Stock(1)
                           Price Per Share         Price Per Share                     Maximum Minimum
                               of HUBCO                 of PFC                        Exchange Exchange
                             Common Stock            Common Stock                  Ratio (0.32) Ratio (0.30)
                           High        Low         High        Low         High        Low         High        Low
 1995:
 First Quarter........   $ 16.38     $ 13.83     $  4.88      $ 4.00      $ 5.24      $ 4.43      $ 4.91      $ 4.15
 Second Quarter.......   $ 16.97     $ 14.58     $  6.13      $ 4.38      $ 5.43      $ 4.67      $ 5.09      $ 4.37
 Third Quarter........   $ 19.91     $ 16.26     $  5.88      $ 4.88      $ 6.37      $ 5.20      $ 5.97      $ 4.88
 Fourth Quarter.......   $ 20.85     $ 18.15     $  5.38      $ 4.50      $ 6.67      $ 5.81      $ 6.26      $ 5.44

 1996:
 First Quarter........   $ 21.33     $ 18.32      $ 5.63      $ 5.00      $ 6.83      $ 5.86      $ 6.40      $ 5.50
 Second Quarter.......   $ 20.50     $ 17.32      $ 5.63      $ 4.88      $ 6.56      $ 5.54      $ 6.15      $ 5.20
 Third Quarter........   $ 20.39     $ 18.61      $ 5.25      $ 4.75      $ 6.52      $ 5.96      $ 6.12      $ 5.58
 Fourth Quarter.......   $ 24.15     $ 19.56      $ 5.38      $ 5.00      $ 7.73      $ 6.26      $ 7.24      $ 5.87



 1997:
 First Quarter........   $ 25.85     $ 21.84      $ 6.50      $ 5.25      $ 8.27      $ 6.99      $ 7.76      $ 6.55
 Second Quarter.......   $ 28.52     $ 21.12      $ 7.31      $ 5.44      $ 9.13      $ 6.76      $ 8.56      $ 6.33
 Third Quarter........   $ 32.04     $ 26.94      $ 9.38      $ 7.25      $10.25      $ 8.62      $ 9.61      $ 8.08
 Fourth Quarter......... $ 39.13     $ 30.94      $11.63      $ 9.00      $12.52      $ 9.90     $ 11.74      $ 9.28

 1998:
 First Quarter
 (through 1/26/98).....  $ 38.50     $ 33.25      $11.00      $ 9.88      $12.32      $10.64     $ 11.55     $ 9.97



-------------
(1) Equivalent pro forma market price per share of PFC Common Stock represents the high and low closing prices per share of HUBCO Common Stock, multiplied by the Exchange Ratio. The Exchange Ratio is subject to anti-dilution adjustments specified in the Merger Agreement. The Merger Agreement provides that no anti-dilution adjustment will be made in connection with the 1997 Stock Dividend.



                                                                          Equivalent Pro Forma Dividends Per
                                HUBCO                  PFC                   Share of PFC Common Stock(1)
                            Common Stock           Common Stock                    Maximum Minimum
                              Dividends             Dividends                     Exchange Exchange
                              Per Share             Per Share                         Ratio (0.320)
                                                                                    Ratio (0.300)
1995:
First Quarter.........         $ 0.141               $ 0.020                $ 0.045               $ 0.042
Second Quarter........         $ 0.141               $ 0.020                $ 0.045               $ 0.042
Third Quarter.........         $ 0.141               $ 0.020                $ 0.045               $ 0.042
Fourth Quarter........         $ 0.141               $ 0.020                $ 0.045               $ 0.042

1996:
First Quarter.........         $ 0.160               $ 0.025                $ 0.051               $ 0.048
Second Quarter........         $ 0.160               $ 0.025                $ 0.051               $ 0.048
Third Quarter.........         $ 0.160               $ 0.025                $ 0.051               $ 0.048
Fourth Quarter........         $ 0.184               $ 0.025                $ 0.059               $ 0.055



1997:
First Quarter.........         $ 0.184               $ 0.025                $ 0.059               $ 0.055
Second Quarter........         $ 0.184               $ 0.025                $ 0.059               $ 0.055
Third Quarter.........         $ 0.184               $ 0.025                $ 0.059               $ 0.055
Fourth Quarter........         $ 0.200               $ 0.050                $ 0.064               $ 0.060

1998:
First Quarter
(through 1/30/98).....        $  0.200                $0.060               $  0.064               $ 0.060



----------------------


(1) Equivalent pro forma cash dividends per share of PFC Common Stock represents HUBCO historical dividend rates per share, multiplied by the Exchange Ratio, rounded to the nearest tenth of a cent. The current annualized dividend rate per share of HUBCO Common Stock, based upon the four most recently declared quarterly dividend rates of $.184 per share of HUBCO Common Stock payable on March 1, June 1, September 1 and $.20 payable on December 1, would be $0.75. On an equivalent pro forma basis, such current annualized HUBCO dividend per share of PFC Common Stock would be $0.24, based on the Maximum Exchange Ratio (0.320), or $0.225, based on the Minimum Exchange Ratio (0.300), in each case rounded to the nearest tenth of a cent. See "MARKET PRICE AND DIVIDEND MATTERS - Limitations on Dividends Under The Merger Agreement." No assurance can be given as to future HUBCO dividend rates. Future HUBCO dividends are dependent upon the earnings and financial condition of HUBCO, as well as government regulations and policies and other factors.

         The following table presents for (i) October 22, 1997, the last full trading day before public announcement of the signing of the Merger Agreement, and (ii) the most recent date prior to the date of this Proxy Statement on which such stock traded, the reported closing price per share of HUBCO Common Stock and PFC Common Stock on The Nasdaq Stock Market and the equivalent price per share of PFC Common Stock computed by multiplying the closing price of HUBCO Common Stock (as adjusted) on each of the dates specified by the Maximum Exchange Ratio (0.320) and the Minimum Exchange Ratio (0.300), respectively.

                                                                            Equivalent Price Per Share
                                                                                    of PFC Common Stock
                                                                                      Maximum Minimum
                                     HUBCO                  PFC                      Exchange Exchange
                                  Common Stock         Common Stock                     Ratio (0.320)
                                                                                      Ratio (0.300)
October 22, 1997...........       $34.34(1)              $10.06               $ N/A(2)             $10.30 (2)
_________, 1997............       $_ ___                 $____                 $____               $__ ___
--------------------------------------


(1) As adjusted for the 1997 Stock Dividend.

(2) If the Median Pre-Closing Price of HUBCO Common Stock were $34.34, then pursuant to the Merger Agreement, the Minimum Exchange Ratio would apply and the Equivalent Price Per Share of PFC Common Stock would be $10.30.

                  The calculation of the Exchange Ratio called for by the Merger Agreement was intended by HUBCO and PFC to result in stockholders of PFC receiving in the Merger HUBCO Common Stock with a value of $10.00 for each share of PFC Common Stock, provided that the initial Exchange Ratio calculation
(before taking into effect the Minimum and Maximum Exchange Ratios) results in an Exchange Ratio which is neither below the Minimum Exchange Ratio nor above the Maximum Exchange Ratio (i.e., provided the Median Pre-Closing Price of HUBCO Common Stock is between $33.33 and $31.25). However, because of the Minimum Exchange Ratio and Maximum Exchange Ratio, and because the price of HUBCO Common Stock at the Effective Time may not be the same as the Median Pre-Closing Price, PFC stockholders are not assured of receiving any specific market value of HUBCO Common Stock. The price of HUBCO Common Stock at the Effective Time may be higher or lower than the Median Pre-Closing Price, and may be higher or lower than the market price at the time of entering into the Merger Agreement, the time of mailing this Proxy Statement-Prospectus or at the time of the Meeting. PFC STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE HUBCO COMMON STOCK AND PFC COMMON STOCK.

Limitations on Dividends Under the Merger Agreement

         The Merger Agreement prohibits PFC from declaring, setting aside or paying any dividend or other distribution in respect of its capital stock, except that PFC may declare, set aside or pay cash dividends per share of PFC Common Stock aggregating the cash dividends per share declared, set aside or paid by HUBCO multiplied by 0.320, minus $0.01 (the cash amount per share which will be used by PFC to redeem the BTH Shareholder Rights which currently trade as part of the PFC Common Stock). However, the Merger Agreement requires that PFC adjust the amount of any such dividends if and to the extent necessary in the opinion of Arthur Andersen LLP ("Arthur Andersen"), independent accountants for HUBCO, so that the declaration, setting aside and payment of such dividends will not disqualify the Merger for pooling of interests accounting treatment.

Dividend Limitations on HUBCO

         The holders of HUBCO Common Stock are entitled to receive dividends when and if declared by HUBCO's Board of Directors out of funds legally available therefor. HUBCO has paid regular cash dividends on its common stock since its inception in 1982. The HUBCO Series B Convertible Preferred Stock (the "HUBCO Series B Preferred Stock") also is entitled to receive dividends when and if declared by HUBCO's Board of Directors out of funds legally available therefor. HUBCO has no obligation to pay dividends on the HUBCO Preferred Stock regardless of any dividends  which may be paid on the HUBCO Common  Stock.  The primary source for HUBCO's dividends is dividends from HUBCO's banking subsidiaries to HUBCO, the payment of which is regulated. Under the New Jersey Banking Act of 1948, as amended (the "NJBA"), HUB may pay dividends only out of retained earnings, and only out of surplus to the extent that surplus exceeds 50% of stated capital. Under the Banking Law of Connecticut (the "CBL"), Lafayette may pay dividends only from its net profits, and the total of all dividends in any calendar year may not (unless specifically approved by the Commissioner) exceed the total of its net profits of that year combined with its retained net profits of the preceding two years. The FDIC has the authority to prohibit a state-chartered bank from engaging in conduct which, in the FDIC's opinion, constitutes an unsafe or unsound banking practice. Under certain circumstances, the FDIC could claim that the payment of a dividend or other distribution by a bank to its sole shareholder constitutes an unsafe or unsound practice. In addition, upon consummation of the Merger, BTH will serve as an additional source of dividends to HUBCO. Payment of any such dividends by BTH to HUBCO will be subject to the regulations of the OTS, if BTH continues to be federally chartered, or the New York Banking Law, if BTH converts to a New York chartered bank.


                         PRO FORMA FINANCIAL INFORMATION


         The following tables present certain pro forma unaudited combined condensed financial information from the pro forma unaudited combined condensed statements of income for the nine-month period ended September 30, 1997 and for the years ended December 31, 1996, 1995 and 1994, and the pro forma unaudited combined condensed balance sheet at September 30, 1997. The HUBCO and PFC pro forma combined financial information gives effect to HUBCO's proposed acquisition of PFC in a transaction accounted for as a pooling of interests, as if such transaction had been consummated for statement of income purposes on the first day of the applicable periods and for balance sheet purposes on September 30, 1997. The pro forma information is based on the historical financial statements of HUBCO and PFC, certain of which are incorporated by reference herein. The pro forma financial information assumes a maximum Exchange Ratio of
0.320 and a minimum Exchange Ratio of 0.300 shares of HUBCO Common Stock for each share of PFC Common Stock outstanding.



         The summary unaudited pro forma financial information should be read in conjunction with the pro forma financial information and the related notes thereto presented elsewhere in the Proxy Statement and the consolidated financial statements and related notes incorporated by reference in the Proxy Statement. Anticipated cost savings net of expected Merger related expenses and restructuring charges are not expected to be material and therefore the pro forma financial data does not give effect to these items, nor does it take into account HUBCO's pending acquisitions of MSB Bancorp, Inc., Security National Bank & Trust Company of New Jersey and the completed acquisition of The Bank of Southington. See "CERTAIN INFORMATION REGARDING HUBCO - Recent Developments." None of the acquisitions had closed as of September 30, 1997 and none are sufficiently material to HUBCO under SEC rules to require inclusion in this Proxy Statement-Prospectus of financial statements or pro forma presentation regarding the entity to be acquired. The pro forma information is not necessarily indicative of the results of operations which would have been achieved had the Merger been consummated as of the beginning of the periods for which such data are presented and should not be construed as being representative of future periods.



         The pro forma results of operations for 1995 and 1994 includes the effect of reducing PFC's valuation allowance by $17.8 million and $2.5 million, respectively, with respect to federal deferred tax assets. Considering the combined operating results, it is unlikely that HUBCO would have established a valuation allowance with respect to its federal deferred tax assets had the companies always been combined. The pro forma unaudited combined statements of income have been adjusted to reflect what the changes in the valuation allowance would have been had the companies always been combined.

     Pro Forma Unaudited Combined Condensed Financial Information
              (In thousands, except for per share data)


                                                               For the Nine
                                                               Months Ended
                                                               September 30,
                                                               -------------------------------------------------------
                                                                                       For the Year Ended December 31,
                                                                   1997                 1996        1995          1994
                                                                ------------------------------------------------------
Results of Operations:
Net interest income before provision for possible loan losses    $   127,070         $   157,117   $  156,695    $  139,719
Provision for possible loan losses..........................           5,977              13,145       11,040         9,429
Net interest income after provision for possible loan losses         121,093             143,972      145,655       130,290
  Income  before income taxes...............................          65,985              35,495       46,855        42,650
  Net income................................................          39,800              22,933       32,980        27,362
Earnings per share
  Primary-maximum...........................................            1.45                 .83         1.15          1.00
  Primary-minimum...........................................            1.47                 .83         1.16          1.01
  Fully diluted-maximum.....................................            1.45                 .83         1.15          1.00
  Fully diluted-minimum.....................................            1.47                 .83         1.16          1.00




                                                                As of September 30,
                                                                        1997
                                                               -----------------------
Balance Sheet:
Total assets................................................    $  3,925,674
Total deposits..............................................       2,910,052
Total stockholders' equity..................................         282,306
Book value per common and common equivalent share
  Maximum...................................................           10.47
  Minimum...................................................           10.57





                       ACTUAL AND PRO FORMA PER SHARE DATA


         The following table sets forth per share data relating to dividends, net income and book value of HUBCO Common Stock and PFC Common Stock, both on an actual (historical) basis and on a pro forma combined basis, as adjusted for the HUBCO Stock Split, 1996 Stock Dividend and 1997 Stock Dividend. The actual per share data have been derived from the consolidated financial statements of HUBCO and PFC, incorporated by reference herein. See "INFORMATION DELIVERED AND INCORPORATED BY REFERENCE."

         The pro forma unaudited book value per share data at September 30, 1997 and the pro forma unaudited net income per share data for the nine months ended September 30, 1997 and for the years ended December 31, 1996, 1995 and 1994 have been derived from the pro forma unaudited combined condensed financial statements of HUBCO and PFC, giving effect to HUBCO's acquisition of PFC accounted for as a pooling of interests. Pro forma unaudited per share amounts have been determined based on the assumptions set forth in the pro forma combined condensed unaudited financial statements presented elsewhere herein.


         The actual, pro forma and pro forma equivalent per share data included in the table below should be read in conjunction with the financial statements of HUBCO and PFC incorporated by reference herein and the pro forma combined condensed financial statements of HUBCO and PFC presented elsewhere herein. See "INFORMATION DELIVERED AND INCORPORATED BY REFERENCE" and "PRO FORMA FINANCIAL INFORMATION." Anticipated cost savings net of expected Merger-related expenses and restructuring charges are not expected to be material and therefore the pro forma financial data does not give effect to these items. The pro forma financial data does not take into account HUBCO's acquisitions of MSB, Security National and Southington. See "CERTAIN INFORMATION REGARDING HUBCO - Recent Developments." None of the acquisitions had closed as of September 30, 1997 and none are sufficiently material to HUBCO under SEC rules to require inclusion in this Proxy Statement-Prospectus of financial statements or pro forma presentation regarding the entity to be acquired. The pro forma data presented below is not necessarily indicative of the results that would actually have been attained if the Merger had been consummated as of the first day of the periods described below or results that may be attained in the future.

                                                   For the Nine Months
                                                   Ended September 30,       For the Year Ended December 31,
                                                   --------------------      -------------------------------
                                                    1997            1996        1995        1994
                                                    ----            ----        ----        ---
CASH DIVIDENDS DECLARED PER COMMON SHARE:  (1)
  HUBCO - Actual                                   $ 0.55          $ 0.66       $ 0.56      $ 0.34
  PFC- Actual                                        0.075           0.10         0.08           -
  PFC, Pro forma equivalent:
         Maximum                                     0.18            0.21         0.18        0.11
         Minimum                                     0.17            0.20         0.17        0.10

NET INCOME PER COMMON SHARE:
  HUBCO - Actual
    Primary                                          1.55            0.90          1.41        1.00
    Fully diluted                                    1.55            0.90          1.40        0.99
  PFC - Actual                                       0.26            0.11          1.27        0.51
Pro Forma:
  Pro forma per share of HUBCO
    Common Stock:
      Primary, maximum                               1.45            0.83          1.15        1.00
      Primary, minimum                               1.47            0.83          1.16        1.01
      Fully Diluted, maximum                         1.45            0.83          1.15        1.00
      Fully Diluted, minimum                         1.47            0.83          1.16        1.00
  PFC, Pro forma equivalent:
      Primary, maximum                               0.46            0.27          0.37        0.32
      Primary, minimum                               0.44            0.25          0.35        0.30
      Fully Diluted, maximum                         0.46            0.27          0.37        0.32
      Fully Diluted, minimum                         0.44            0.25          0.35        0.30



                                        As of September 30,
                                                1997
                                        -------------------
BOOK VALUE PER COMMON AND
COMMON EQUIVALENT SHARE:
  HUBCO - Actual                          $ 9.20
  PFC- Actual                               5.91
  Pro forma per share of HUBCO
    Maximum                                10.47
    Minimum                                10.57
  PFC Pro forma equivalent
    Maximum                                 3.35
    Minimum                                 3.17





(1) For information regarding HUBCO's and PFC's dividends, and the market price of HUBCO and PFC Common Stock, see "MARKET PRICE AND DIVIDEND MATTERS".

                                  INTRODUCTION

         This Proxy Statement solicits, on behalf of the Board of Directors of Poughkeepsie Financial Corp. ("PFC"), approval by the holders of shares of common stock of PFC, $0.01 par value per share ("PFC Common Stock"), of the Amended and Restated Agreement and Plan of Merger, dated as of October 22, 1997 (the "Merger Agreement"), by and among HUBCO, Inc. ("HUBCO"), PFC and PFC's wholly owned subsidiary, Bank of the Hudson ("BTH"). Pursuant to the Merger Agreement, PFC will be merged with and into HUBCO (the "Merger"). A copy of the Merger Agreement is attached as Appendix A to this Proxy Statement. Upon consummation of the Merger, each outstanding share of PFC Common Stock, except for Excluded Shares (as defined below), will be converted into the right to receive a number of shares (the "Exchange Ratio") of common stock of HUBCO, no par value ("HUBCO Common Stock"), equal to a fraction, the numerator of which will be $10.00 and the denominator of which will be the Median Pre-Closing Price of HUBCO Common Stock (a term defined in the Merger Agreement generally as the median of the weighted average daily prices of HUBCO Common Stock during a 10 trading day period shortly prior to the closing of the Merger), with a minimum Exchange Ratio (the "Minimum Exchange Ratio") of 0.300 (which will apply if the Median Pre-Closing Price is at or above $33.33) and a maximum Exchange Ratio (the "Maximum Exchange Ratio") of 0.320 (which will apply if the Median Pre-Closing Price is at or below $31.25), subject to adjustment provisions set forth in the Merger Agreement and more fully described in this Proxy Statement, with cash paid in lieu of fractional shares. If the Median Pre-Closing Price is less than $25.75, the Board of Directors of PFC will have certain rights to terminate the Merger Agreement unless HUBCO agrees to increase the Exchange Ratio to a fraction with a numerator of $8.24 and a denominator equal to the Median Pre-Closing Price. In addition, each option to purchase a share of PFC Common Stock pursuant to PFC's existing stock option plans and agreements, except the option granted to HUBCO, will be converted in the Merger into the right to receive shares of HUBCO Common Stock with a value (based on the Median Pre-Closing Price) equal to the difference between the per share option exercise price and the product of the Exchange Ratio multiplied by the Median Pre-Closing Price, all as more fully described in this Proxy Statement. See "THE PROPOSED MERGER".

         All information and statements contained or incorporated by reference herein with respect to PFC were supplied by PFC and all information and statements contained or incorporated by reference herein with respect to HUBCO were supplied by HUBCO.


                       CERTAIN INFORMATION REGARDING HUBCO

General

         HUBCO is a New Jersey corporation and registered bank holding company whose principal operating subsidiaries are Hudson United Bank ("HUB"), a New Jersey-chartered commercial bank, and Lafayette American Bank ("Lafayette"), a Connecticut chartered bank and trust company. HUBCO's corporate headquarters is located at 1000 MacArthur Boulevard, Mahwah, New Jersey 07430. HUB's corporate headquarters is located at 3100 Bergenline Avenue, Union City, New Jersey 07084. Lafayette's corporate headquarters is located at 1000 Lafayette Boulevard, Bridgeport, Connecticut 06604. The telephone number of HUBCO is (201) 236-2600. HUB is a full-service commercial bank which primarily serves small and mid-sized businesses and consumers through 57 branches in Northern New Jersey. Lafayette is a full-service commercial bank which serves small-to-medium-sized business firms as well as individuals through 27 banking offices located mainly in Fairfield and New Haven counties in Connecticut. As of September 30, 1997, HUBCO had consolidated assets of $3.0 billion, consolidated deposits of $2.3 billion and consolidated stockholders' equity of $212 million. Based on assets as of September 30, 1997, HUBCO was the fourth largest commercial banking company headquartered in New Jersey.

         HUBCO's strategy is to enhance profitability and build market share through both internal growth and acquisitions. Since October, 1990, HUBCO has added over 72 branches and approximately $2.5 billion in assets through 18 acquisitions of financial institutions in both government-assisted and private transactions. HUBCO expects to continue its acquisition strategy. HUBCO is continually evaluating acquisition opportunities and frequently conducts discussions, certain financial analyses and diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected. Acquisitions typically involve the payment of a premium over book and market values, and therefore some dilution of HUBCO's book value and net income per common share may occur in connection with any future transactions. From time to time, HUBCO may issue new equity or debt securities to fund its acquisition plans or for other purposes. For additional information, see "AVAILABLE INFORMATION"; "INFORMATION DELIVERED AND INCORPORATED BY REFERENCE" and "PRO FORMA FINANCIAL INFORMATION".



Recent Developments

         The Bank of Southington

         On August 18, 1997, HUBCO, HUBCO's wholly-owned subsidiary, Lafayette American Bank ("Lafayette"), and The Bank of Southington, a state bank and trust company organized under Connecticut law, ("Southington") signed a definitive agreement to merge Southington into Lafayette. In the merger, each share of the common stock of Southington, par value $6.00 per share, shall be converted into between .618 and .787 shares of HUBCO Common Stock. Southington is a $135 million asset bank headquartered in Southington, Connecticut. The Southington transaction closed on January 8, 1998 and was treated as a pooling of interests for accounting purposes.



         Security National Bank and Trust Company of New Jersey

         On August 27, 1997, HUB and Security National Bank & Trust Company of New Jersey ("Security National") signed a definitive agreement to merge Security National into HUB. In the merger, stockholders of Security National will receive $34.00 in cash for each share of Security National common stock. Security National is an $86 million asset bank and trust company headquartered in Newark, New Jersey with branches in Nutley and Kearny, New Jersey. Simultaneously with execution of the merger agreement between HUB and Security National, HUBCO and an acquisition subsidiary entered into a parallel merger agreement with Fiduciary Investment Company of New Jersey ("FIC"), a closely-held corporation which owns approximately 79.6% of the outstanding shares of Security National. The Security National and FIC mergers are expected to close on or about February 5, 1998 and to be treated as a purchase for accounting purposes.


         MSB Bancorp, Inc.

         On December 16, 1997, HUBCO, MSB Bancorp, Inc. ("MSB") and MSB Bank, MSB's wholly-owned bank subsidiary, signed a definitive merger agreement to merge MSB into HUBCO (the "MSB Merger") and it is expected that MSB Bank will be merged into BTH, which will be HUBCO's New York banking subsidiary following the completion of the Merger. In the MSB Merger, each share of MSB common stock will be converted into between .97 and 1.03 shares of HUBCO common stock. MSB is a $774 million asset bank headquartered in Goshen, New York. As of September 30, 1997, MSB had total assets of $774 million, deposits of $684 million and total stockholders' equity of $76.1 million. The MSB transaction is expected to close in the second quarter of 1998 and to be treated as a pooling of interests.

         Fourth Quarter 1997 Results

         On January 15, 1998, HUBCO reported its fourth quarter and full year 1997 record earnings. Net income totaled $49.3 million compared to $21.5 million for 1996 as reported and $39.3 million in 1996 excluding special one-time charges. Diluted earnings per share was $2.10 for the full year compared to $0.88 for 1996 as reported and represented a 30% increase from 1996 excluding special one-time charges. Basic earnings per share was $2.20 for 1997 compared to $0.91 as reported for 1996 and $1.71 excluding special charges.

         Fourth quarter 1997 net income totaled $12.9 million compared to $3.5 million for 1996 as reported and $11.1 million in 1996 excluding special one-time charges. Diluted earnings per share was $0.57 for the fourth quarter compared to $0.14 for 1996 as reported and $0.46 excluding special charges. Basic earnings per share was $0.59 for the fourth quarter compared to $0.14 as reported in 1996 and $0.49 excluding special charges.

         Effective December 15, 1997, The Financial Accounting Standards Board promulgated new standards regarding the computation of earnings per share. Under the previously reported earnings per share methodology, HUBCO's 1997 earnings per share was $2.13 compared with $0.90 for the full year 1996 and $1.69 excluding special charges. Fourth quarter 1997 earnings per share was $0.58 compared with $0.15 for 1996 and $0.48 excluding special charges.

         HUBCO's Return on Average Assets was 1.79% for the fourth quarter and 1.66% for the full year 1997. HUBCO's Return on Average Equity was 27.4% for the fourth quarter and 24.4% for the full year 1997. Net interest income was $140 million for the full year 1997, a 7% increase over the $131 million reported in 1996. HUBCO's net interest margin was 5.20% for 1997 compared to 5.05% for 1996.

         Non-interest income, excluding security gains, totaled $9.1 million for the fourth quarter of 1997 and $32.6 million for the full year. These amounts represent increases of 8% for the fourth quarter and 11% for the full year.
The growth arose primarily from the Shoppers Charge Program.

         For the full year 1997, noninterest expense totaled $93.6 million, approximating 1996 levels excluding one time charges ($116.2 million including special charges). Noninterest expense was $23.4 million in the fourth quarter 1997 or 4% below 1996 excluding special charges. The Company's continued focus on expense control resulted in a 50.9% efficiency ratio for the fourth quarter and 50.4% for full year 1997. This compares with 55.3% for the fourth quarter 1996 and 56.0% for the full year 1996 excluding special one time charges.

         Total non-performing assets of $37.5 million (1.23% of assets) were about equal to a year ago and up slightly from last quarter. The Allowance for Possible Loan Losses totaled $37.2 million providing 115% coverage of non-accrual loans and 109% coverage of non-performing loans. The Allowance represented 2.1% of total loans outstanding.

         HUBCO's total assets at December 31, 1997 were $3.05 billion. Loans totaled $1.8 billion and deposits were $2.3 billion. Capital at year end was $186 million. At December 31, 1997 HUBCO's Tier I Risk Based Capital Ratio was 10.27%, the Total Risk Based Capital Ratio was 16.62%, and the Leverage Capital Ratio was 7.10%. These ratios all exceed the regulatory requirements of 6%, 10% and 5% respectively to be considered a well capitalized institution.

                                   HUBCO, INC.
                              Financial Highlights
                      (in thousands, except per share data)


                                                         Three Months Ended
                                                             December 31
                                                -------------------------------------
                                                1997 (1)         1996*           1996
                                                ----             -----           ----
Net Interest Income                           $     33,767      $    33,912     $    33,912
Provision for Possible Loan Losses                   2,300            1,620          5,620
Net Income                                          12,896           11,119          3,460
Basic Earnings Per Share                               .59              .49            .14
Diluted Earnings Per Share                             .57              .46            .14
Weighted Average
Common Shares Outstanding                           22,007           22,331         22,331


                                                         Twelve Months Ended
                                                             December 31
                                                -------------------------------------
                                                1997 (1)         1996*           1996
                                                ----             -----           ----

Net Interest Income                           $    140,244      $   131,354     $  131,354
Provision for Possible Loan Losses                   7,327            8,295         12,295
Net Income                                          49,314           39,266         21,497
Basic Earnings Per Share                              2.20             1.71            .91
Diluted Earnings Per Share                            2.10             1.62            .88
Weighted Average
Common Shares Outstanding                           22,157           22,508         22,508


                                                 At December 31
                                                  1997 (1)        1996
                                                  ----            ----
Total Assets                                  $    3,046,505    $   3,115,687
Total Loans                                        1,773,806        1,884,355
Total Deposits                                     2,314,399        2,592,092
Stockholders' Equity                                 186,140          206,333



*Excluding merger related, restructuring and SAIF recapitalization charges.
(1)  Numbers in this column are unaudited.



                        CERTAIN INFORMATION REGARDING PFC

General

         PFC is a unitary thrift holding company and conducts its business through its wholly-owned subsidiary, BTH. At September 30, 1997, PFC had total assets of approximately $884.0 million, deposits of $611.7 million and stockholders' equity of approximately $74.4 million. The principal executive offices of PFC and BTH are located at 249 Main Mall, Poughkeepsie, New York, 12601. PFC's telephone number is (914) 431-6200.

         BTH is a community savings bank serving the Mid-Hudson Valley area of New York through 16 branches in Dutchess, Orange and Rockland counties, as well as six residential loan origination offices in five New York counties and New Jersey. Poughkeepsie Savings Bank, FSB, BTH's predecessor, was chartered as a mutual savings bank by the New York State Legislature in 1831, converted to a federal mutual savings bank in 1981 and converted to stock form in 1985.

         In recent years, the business of BTH has consisted primarily of obtaining funds in the form of deposits from the general public and borrowings and using such funds to make residential mortgage loans and commercial mortgage loans as well as commercial business loans, consumer loans, student loans and other investments. Currently, BTH conducts community banking operations in the Mid-Hudson region of New York (primarily Dutchess, Orange, Ulster, Putnam, Rockland and Westchester counties as well as contiguous areas).

         BTH, as a federally chartered savings bank, is subject to comprehensive regulation and examination by the Office of Thrift Supervision ("OTS"), as its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund ("SAIF"), which insures the Bank's deposits to the maximum extent permitted by law. BTH is a member of the Federal Home Loan Bank ("FHLB") of New York, which is one of the 12 regional banks which comprise the FHLB System. BTH is further subject to regulations of the Board of Governors of the Federal Reserve System ("FRB") governing reserves required to be maintained against deposits and certain other matters.



Recent Developments

Fourth Quarter and Full Year 1997 Results

         PFC reported net income for the year 1997 of $2.4 million compared with $1.4 million in 1996. Basic and diluted earnings per share for 1997 were $.19 and $.18, respectively, both compared with $.11 per share reported in 1996. For the quarter ended December 31, 1997, there was a net loss of $953 thousand compared with net income of $1.2 million in the same quarter of 1996. Basic and diluted loss per share for the quarter ended December 31, 1997 was ($.08), compared with $.10 and $.09 income per share reported in the same period of 1996, respectively.

         Income from operations for the year 1997 was $3.4 million compared with $3.5 million in 1996. There was a loss from operations for the fourth quarter of 1997 of $180 thousand compared with income from operations of $1.2 million in 1996's fourth quarter. Income from operations in 1997 consists of results from banking activities before considering costs relating to the PFC's pending Merger with HUBCO ($.04 per share)and charges associated with the termination of the Directors' Retirement Plan ($.04 per share). Income from operations in 1996 excludes the FDIC imposed SAIF Special Assessment ($.12 per share) and an additional loss on bulk sale of commercial real estate loans ($.04 per share).

         In addition to the costs relating to the Merger, a curtailment expense of $458 thousand, net of tax, was recorded in the fourth quarter of 1997 as a result of the Board of PFC's action to terminate the Retirement Plan for Non Employee Directors. Additional charges which aggregated $1.2 million, net of tax benefits were recorded in the fourth quarter of 1997, primarily for possible loan losses and costs of operating other real estate owned ("OREO").

         Total assets at December 31, 1997 were $875.5 million, an increase of $16.8 million, or 2.0%, from year-end 1996. Net loans increased by $30.4 million while investment securities decreased by $13.3 million. The increases in net loans was attributable to a 13% increase in commercial mortgage loans and a 28% increase in consumer loans. Residential mortgage loans declined slightly. The allowance for loan losses increased by $0.8 million from year-end 1996 as provisions for loan losses were $1.9 million and net charge-offs for the year totaled $1.1 million. Deposits increased from year-end 1996 by $45.1 million, or 7.8%, and borrowings declined by $29.9 million, or 15.0%.

         Stockholders' Equity was $72.6 million at December 31, 1997, reflecting an increase of $0.9 million from year-end 1996. This increase was the result of $2.4 million of earnings for the year and proceeds from exercised stock options, reduced in part by dividends of $1.6 million. At December 31, 1997, there were 12,610,315 common shares outstanding and book value per share was $5.75. The "core," "tangible" and "risk-based" regulatory capital ratios of PFC's wholly owned subsidiary, BTH were 6.95%, 6.95% and 11.62%, respectively, at December 31, 1997 all of which are in excess of regulatory requirements.

         Net interest income was $6.9 million for the quarter ended December 31, 1997, approximately level with the fourth quarter of 1996. For the full year 1997, net interest income was $27.4 million, a 6.5% increase over the $25.8 million reported in 1996. Net interest margins for the three and twelve months ended December 31, 1997 were 3.23% and 3.30%, respectively, compared to 3.32% and 3.21% for the same periods of 1996.

         For the years 1997 and 1996, residential loan originations totaled $72.5 million and $130.4 million, respectively, and commercial real estate loan originations/advances totaled $103.9 million and $73.4 million, respectively.

         Non-performing assets ("NPA"), which include loans delinquent 90 days or more as to interest, non-accrual loans, loans in foreclosure and other real estate owned, were $14.8 million before reserves at December 31,1997, or 1.69% of total assets, as compared with $17.2 million at September 30, 1997 and $26.1 million at year-end 1996. NPAs declined from year-end 1996 primarily due to the payoff on a non-accrual $3.1 million commercial real estate loan and the sale of a $3.0 million commercial OREO property, the sale of $2.0 million of non-performing residential loans and approximately $2.8 million of charge-offs/write-downs on non-performing assets. The payoff on the non-performing loan resulted in a recovery of $0.5 million which was credited to the allowance for loan losses. The net cost of operating real estate owned increased by $1.3 million and $1.4 million for the three and twelve month periods ended December 31, 1997, respectively, primarily due to valuation adjustments of $1.0 million on certain commercial OREO properties recognized in the fourth quarter of 1997.

         Retail banking and other fee income for the quarter and twelve months ended December 31, 1997 totaled $0.8 million and $3.3 million, respectively, reflecting increases of $0.2 million and $1.2 million over the comparable periods of 1996. These increases were primarily due to increased deposit levels, fees from the "High Performance Checking" account products, fees earned on sales of alternative investment products and, for the twelve month period, $0.3 million of prepayment fees on commercial real estate loans.

         Operating expenses (excluding the SAIF special assessment in 1996) increased from prior year levels by $1.3 million and $1.8 million for the fourth quarter and full year 1997, respectively. The increases were primarily due to a curtailment expense recorded in the fourth quarter as a result of PFC's Board action to terminate the Retirement Plan for Non-Employee Directors, the incremental costs of seven new supermarket branches opened since November 1996 and professional costs incurred in connection with merger activities. The effect of these increases has been mitigated by lower deposit insurance premiums.

                          POUGHKEEPSIE FINANCIAL CORP.
                  (Dollars in thousands, except per share data)

CONDENSED CONSOLIDATED STATEMENTS OF CONDITION:
                                                          December 31,       December 31,
                                                             1997 (1)           1996
                                                          ---------------    ---------------
Assets
Cash and equivalents                                      $      11,750        $       6,863
Securities                                                      152,474              165,747

Loans                                                           674,546              643,339
Less allowance for loan losses                                   (9,421 )             (8,652)
                                                          ----------------    -----------------
Total loans, net                                                665,125              634,687

Other real estate owned                                           4,564               10,726
Federal Home Loan Bank stock                                     10,071                9,760
Net deferred tax assets                                          14,991               16,812
Other assets                                                     16,517               14,095
                                                          ================    =================
       Total assets                                        $    875,492        $     858,690
                                                          ================    =================

Liabilities and Stockholders' Equity
Savings accounts                                           $     98,336        $      93,371
Time deposits                                                   330,279              314,059
Money market deposits                                           139,030              126,233
Demand deposits                                                  52,732               41,583
                                                          ----------------    -----------------
   Total deposits                                               620,377              575,246

Borrowings                                                      168,836              198,694
Other liabilities                                                13,708               13,082
                                                          --------------      --------------
   Total liabilities                                            802,921              787,022

Stockholders' equity                                             72,571               71,668
                                                          ================    =================
       Total liabilities and stockholders' equity         $     875,492       $      858,690
                                                          ================    =================

Book value per share                                      $       5.75        $        5.69
                                                          ================    =================

Shares outstanding                                           12,610,315           12,591,825
                                                          ================    =================

SUMMARY OF NON-PERFORMING ASSETS:
                                                           December 31,       September 30,      December 31,
                                                              1997(1)            1997(1)            1996
                                                          ---------------    ---------------    ---------------
Loans 90 days or more past due as to interest and accounted for on a non-accrual basis:
   Residential real estate loans                          $       3,062        $       4,554      $        5,453
   Commercial real estate loans                                   6,579                6,557               9,447
   Commercial business loans                                        431                  414                 436
Loans 90 days or more past due as to interest and
   still accruing                                                   176                  127                  87
                                                          ----------------    ----------------    -----------------
       Total non-performing loans                                10,248               11,652              15,423
Other real estate owned                                           4,564                5,572              10,726
                                                          ================    ================    =================
Total non-performing assets                               $      14,812       $       17,224      $       26,149
                                                          ================    ================    =================

Ratio of non-performing assets to total assets                    1.69  %              1.95 %              3.05 %

(1) Numbers in this column are unaudited.

                          POUGHKEEPSIE FINANCIAL CORP.
                  (Dollars in thousands, except per share data)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME:

                                                            Three months ended
                                                               December 31,                  Year Ended December 31,
                                                    ----------------------------------- -----------------------------------
                                                          1997 (1)          1996 (1)           1997 (1)           1996
                                                    ----------------- ----------------- -----------------  ----------------
Interest income                                        $   16,978      $      16,586     $      66,723          $ 63,620
Interest expense                                           10,123              9,751            39,275            37,857
                                                    ---------------    ---------------   ----------------  ----------------
Net interest income                                         6,855              6,835            27,448            25,763
Provision for possible loan losses                            900                300             1,850               850
                                                    ---------------    ---------------   ----------------  ----------------

Net interest income after provision                         5,955              6,535            25,598            24,913
                                                    ---------------    ---------------   ----------------  ----------------

Retail banking fees and other income                          774                609             3,340             2,188
Residential mortgage banking income                            47                 99               234               168
Loss on Commercial Loans Held for Bulk Sale                    --                 --                --              (894)
                                                    ---------------    ---------------   ----------------  ----------------
     Total non-interest income                                821                708             3,574             1,462
                                                    ---------------    ---------------   ----------------  ----------------

Net cost of operating real estate owned                     1,491                239             2,508             1,143
SAIF special assessment                                        --                 --                --             2,624
Operating expenses                                          6,304              4,965            21,976            20,209
                                                    ---------------    ---------------   ----------------  ----------------
     Total non-interest expenses                            7,795              5,204            24,484            23,976
                                                    ---------------    ---------------   ----------------  ----------------

Income (loss) before income taxes                          (1,019)             2,039             4,688             2,399
Income tax expense (benefit)                                  (66)               817             2,259               963
                                                    ---------------    ---------------   ----------------  ----------------

Net income (loss)                                            (953)     $       1,222     $       2,429     $    $  1,436
                                                    ===============    ===============   ================  ================

     Net income (loss) per share - basic                    (0.08)     $        0.10     $        0.19     $    $   0.11

                                                    ===============    ===============   ==============    ================

     Net income (loss) per share - diluted           $      (0.08)     $        0.09     $        0.18     $        0.11

                                                    ===============    ===============   ==============    ================

     Dividends per share                             $      0.050      $       0.025     $       0.125     $       0.100
                                                    ===============    ===============   ================  ================

Weighted average shares outstanding:
     Basic                                             12,598,758         12,561,010        12,595,307        12,546,881
                                                    ===============    ===============   ================  ================
     Diluted                                           13,398,272         12,920,090        13,238,711        12,910,458
                                                    ===============    ===============   ================  ================
Average interest-earning assets                           848,205      $     823,845     $     832,799     $    $802,149
     Yield on interest-earning assets                        7.96 %             8.05 %            8.01 %            7.93 %

Average interest-bearing liabilities                      802,670      $     782,058     $     789,404     $    $763,261
     Cost of interest-bearing liabilities                    5.01 %             5.00 %            4.96 %            4.95 %

Excess of average interest-earning assets over
     average interest-bearing liabilities                  45,535      $      41,787     $      43,395     $    $ 38,888

Interest rate spread                                         2.95 %             3.05 %            3.05 %            2.98 %
Net interest margin                                          3.23 %             3.32 %            3.30 %            3.21 %

(1) Numbers in this column are unaudited.

                                   THE MEETING

Purpose of the Meeting

         The Meeting will be held on [Day of Week], [Date], 1998 at [Time], at [Location]. At the Meeting, the holders of PFC Common Stock will consider and vote upon the approval and adoption of the Merger Agreement and any other matters as may properly be brought before the Meeting and at any adjournments or postponements thereof. This Proxy Statement-Prospectus is first being mailed to the holders of PFC Common Stock on or about ________________, 1998 and is accompanied by a proxy card furnished in connection with the solicitation of proxies by the PFC Board of Directors for use at the Meeting.

         The Board of Directors of PFC has unanimously approved the Merger Agreement and recommends a vote "FOR" approval and adoption of the Merger Agreement.

Record Date; Voting Rights; Proxies



         The Board of Directors of PFC has fixed the close of business on January 23, 1998 as the record date for determining the holders of PFC Common Stock entitled to receive notice of and to vote at the Meeting (the "Record Date"). Only holders of record of PFC Common Stock at the close of business on that date will be entitled to vote at the Meeting or at any adjournment or postponement thereof.



         At the close of business on the Record Date, there were ________ shares of PFC Common Stock issued and outstanding and entitled to vote at the Meeting. Each share of PFC Common Stock will be entitled to one vote upon each matter properly submitted at the Meeting or at any adjournment or postponement thereof.

         All properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated thereon, such shares will be voted "FOR" approval of the Merger Agreement. The Board of Directors of PFC is not aware of any matters other than as described in the Notice of Special Meeting that are to come before the Meeting. If any other matter or matters are properly presented for action before the Meeting, the persons named in the enclosed form of proxy will have discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld.

         The presence of a shareholder at the Meeting will not automatically revoke such shareholder's proxy. A shareholder may revoke any proxy that he or she has given any time prior to its exercise. To do so, the shareholder must file a written notice of revocation with, or deliver a duly executed proxy bearing a later date to, Suzanne A. Gillespie, Secretary, Poughkeepsie Financial Corp., 249 Main Mall, Poughkeepsie, New York 12601, or attend the Meeting and vote in person.



         Votes cast by proxy or in person at the Meeting will be tabulated by the election inspectors appointed for the Meeting, who will determine whether or not a quorum is present. Where, as to any matter submitted to a vote of the PFC stockholders, proxies are marked as abstentions (or stockholders appear in person but abstain from voting) or a broker indicates on a proxy that it does not have discretionary authority with respect to certain shares, such abstentions and "broker non-votes" will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. As described below, because the affirmative vote of at least a majority of the outstanding shares of PFC Common Stock is necessary to approve the Merger Agreement, abstentions and "broker non-votes" will have the same effect as a vote against the Merger Agreement. See " -- Required Vote."



         PFC STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. IF THE MERGER IS CONSUMMATED, STOCK CERTIFICATES SHOULD BE DELIVERED IN ACCORDANCE WITH INSTRUCTIONS SET FORTH IN A LETTER OF TRANSMITTAL WHICH WILL BE SENT TO PFC STOCKHOLDERS BY THE EXCHANGE AGENT PROMPTLY AFTER THE EFFECTIVE TIME.

Solicitation of Proxies

         In addition to using the mails, the directors, officers and employees of PFC may solicit proxies for the Meeting from stockholders personally, by telephone or by facsimile. These officers, directors and employees will not be specifically compensated for their services. PFC has retained Morrow & Co., a proxy soliciting firm ("Morrow"), to assist in the solicitation of proxies at a fee of $___, plus reimbursement of certain out-of-pocket expenses estimated to be approximately $___. PFC will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse such parties for their expenses in doing so. The cost of soliciting proxies for the Meeting, [including the fees and expenses of ________,] will be borne by PFC.

Quorum

         The presence, in person or by proxy, of at least a majority of PFC Common Stock issued and outstanding and entitled to be voted at the Meeting is necessary to constitute a quorum.

Required Vote

         Each share of PFC Common Stock will be entitled to one vote upon each matter properly submitted at the Meeting or at any adjournment or postponement thereof. The affirmative vote, in person or by proxy, of at least a majority of the outstanding shares of PFC Common Stock entitled to be voted at the Meeting is required in order to approve and adopt the Merger Agreement.

         THE REQUIRED VOTE OF THE PFC STOCKHOLDERS ON THE MERGER AGREEMENT IS BASED UPON THE TOTAL NUMBER OF OUTSTANDING SHARES OF PFC STOCK AND NOT UPON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED. ACCORDINGLY, THE FAILURE TO SUBMIT A PROXY CARD, TO VOTE IN PERSON AT THE MEETING, ABSTENTION FROM VOTING BY A STOCKHOLDER AND ANY BROKER NON-VOTE WILL HAVE THE SAME EFFECT AS A "NO" VOTE WITH RESPECT TO THE MERGER AGREEMENT.



         Record holders of PFC Common Stock at the close of business on January 23, 1998 (the "Record Date") are entitled to vote at the Meeting. Holders of a majority of the outstanding shares of PFC Common Stock must be present or represented by proxy at the Meeting for a quorum. The affirmative vote, in person or by proxy, of the majority of the outstanding shares of PFC Common Stock is required in order to approve and adopt the Merger Agreement. As of the Record Date, there were _________ outstanding shares of PFC Common Stock held by approximately ___ holders of record. The directors of PFC as a group have voting control over _______ of these shares (___%) and have agreed to vote them in favor of the Merger Agreement. In addition, HUBCO has voting control over ____ of these shares (___%) and the non-director executive officers of PFC as a group have voting control over ____ of these shares (___%), all of which shares PFC expects will be voted in favor of the Merger Agreement. No consideration was paid to any of the directors for this agreement. HUBCO required that the directors enter into this agreement as a condition to HUBCO entering into the Merger Agreement.



         The obligations of PFC and HUBCO to consummate the Merger Agreement are subject, among other things, to the condition that the Merger Agreement and the transactions contemplated thereby be approved by the requisite vote of the stockholders of PFC. See "THE PROPOSED MERGER -- Conditions to the Merger".

         THE MATTERS TO BE CONSIDERED AT THE MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF PFC. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT, AND TO
COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE PAID ENVELOPE.

                               THE PROPOSED MERGER

         A copy of the Merger Agreement is attached as Appendix A to this Proxy Statement and is incorporated by reference herein. Descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the Merger Agreement.

General Description

         The Merger Agreement provides that, at the Effective Time, PFC will be merged into HUBCO, with HUBCO as the surviving entity (the "Surviving Entity"). The separate identity and existence of PFC will cease upon consummation of the Merger and all property, rights, powers and franchises of PFC will vest in the Surviving Entity.

Closing; Determination Date

         A closing under the Merger Agreement (the "Closing") will occur on a date (the "Closing Date") to be determined by HUBCO and set forth in a notice (the "Closing Notice") to PFC. The Closing Date specified by HUBCO in the Closing Notice must be at least seven business days after the date of the Closing Notice, but not more than 15 business days after receipt of all necessary approvals and consents, the expiration of all statutory waiting periods and the satisfaction or waiver of the other conditions to consummation of the Merger, (other than the delivery of documents to be delivered at the Closing). The Closing may also be set for another day mutually agreed to by HUBCO and PFC. The parties currently anticipate closing in the first quarter of 1998. Immediately following the Closing, HUBCO will file a certificate of merger with the Secretary of State of the State of New Jersey and the Secretary of State of the State of Delaware, which will specify the effective time of the Merger (the "Effective Time"), which HUBCO and PFC anticipate will be the close of business on the Closing Date. The exact Closing Date is dependent upon satisfaction of all conditions precedent, some of which are not under the control of HUBCO or PFC. In the Closing Notice, HUBCO is also required to specify the "Determination Date," which is used in determining the Median Pre-Closing Price. The Determination Date is to be not more than ten business days prior to the Closing Date set forth in the Closing Notice.

Consideration

         At the Effective Time, each outstanding share of PFC Common Stock (except for Excluded Shares, as defined below) will be converted into the right to receive a number of shares (the "Exchange Ratio") of HUBCO Common Stock, equal to a fraction, the numerator of which will be $10.00 and the denominator of which will be the Median Pre-Closing Price (as defined below) of HUBCO Common Stock, with a Minimum Exchange Ratio of 0.300 (which will apply if the Median Pre-Closing Price is at or above $33.33) and a Maximum Exchange Ratio of 0.320 (which will apply if the Median Pre-Closing Price is at or below $31.25). "Excluded Shares" are those shares of PFC Common Stock which are (i) held by PFC as treasury shares, or (ii) held by HUBCO or any of its subsidiaries (other than shares held as trustee or in a fiduciary capacity and shares held as collateral on or in lieu of a debt previously contracted).

         Under the Merger Agreement, the "Median Pre-Closing Price" will be calculated based upon the median of the weighted average daily prices during the 10 consecutive trading day period which ends on (and includes) the Determination Date. The "Weighted Average Daily Price" means the weighted average of sales prices of HUBCO Common Stock as reported by Bloomberg LP, or another service as mutually agreed upon by HUBCO and PFC. A "trading day" means a day for which a Closing Price is so supplied and published.

         The Exchange Ratio is subject to adjustment to take into account any stock split, stock dividend, reclassification, recapitalization, merger, combination or exchange or similar transaction by HUBCO with respect to the HUBCO Common Stock occurring subsequent to October 22, 1997, provided that no adjustment will be made to reflect the 1997 Stock Dividend. The Exchange Ratio may also be subject to adjustment in connection with provisions relating to the termination of the Merger Agreement described below.

         The Merger Agreement may be terminated by PFC if the Median Pre-Closing Price is less than $25.75 which given the Maximum Exchange Ratio, would result in shares of PFC Common Stock being exchanged for HUBCO Common Stock with a value of less than $8.24. PFC is obligated to provide notice of such termination to HUBCO, which may then elect, at its sole option, to increase the Exchange Ratio to a fraction with a numerator of $8.24 and a denominator equal to the Median Pre-Closing Price. If HUBCO so elects and increases the Exchange Ratio, the Merger

Agreement will not be terminated. There can be no assurance that PFC will exercise its right to terminate the Merger Agreement if the conditions described above exist (a "Termination Event"), and if PFC does exercise its right to terminate the Merger Agreement, there can be no assurance that HUBCO will elect to increase the Exchange Ratio as provided in the Merger Agreement and as described above.

         The effects of the above provisions on the Exchange Ratio may be illustrated as follows:

Median Pre-Closing Price of HUBCO
Common Stock as of the Determination Date                      Exchange Ratio

Equal to or greater than $33.33..........................      0.300

Less than $33.33 but greater than $31.25.................      $10.00 / the Median Pre-Closing Price

Equal to or less than $31.25 and greater than or
  equal to $25.75........................................      0.320

Less than $25.75.........................................      0.320; provided, that the PFC Board of Directors
                                                               will have the right to terminate the Merger
                                                               Agreement and HUBCO will have the right to nullify
                                                               that termination by agreeing to an Exchange Ratio of
                                                               $8.24 / the Median Pre-Closing Price.

         For illustrative purposes, if, hypothetically, the Median Pre-Closing Price of HUBCO Common Stock were $32.00, the Exchange Ratio would be 0.313 ($10.00 / 32.00, with the result rounded to the nearest one-thousandth) and the holder of 100 shares of PFC Common Stock would receive 31 whole shares of HUBCO Common Stock and $9.60 (.3 x $32.00) in respect of the fractional share.

         The  calculation  of the  Exchange  Ratio  called  for  by  the  Merger
Agreement was intended by HUBCO and PFC to result in stockholders of PFC receiving in the Merger, HUBCO Common Stock with a value of $10.00 for each share of PFC Common Stock, provided that the initial Exchange Ratio calculation (before taking into effect the Minimum and Maximum Exchange Ratios) results in an Exchange Ratio which is neither below the Minimum Exchange Ratio nor above the Maximum Exchange Ratio (i.e., provided the Median Pre-Closing Price of HUBCO Common Stock is between $31.25 and $33.33). However, there can be no assurance that the Median Pre-Closing Price will fall between $31.25 and $33.33 or, even if it does, that the number of shares of HUBCO Common Stock issued in exchange per share of PFC Common Stock in the Merger will have a value of $10.00 on the Effective Time or the date on which certificates representing such shares of HUBCO Common Stock are issued or delivered to PFC stockholders. The Median Pre-Closing Price of HUBCO Common Stock will be based on the median of the weighted average daily prices of HUBCO Common Stock during a 10-day period ending on the Determination Date (as hereinafter defined). The price of HUBCO Common Stock at the Effective Time may be higher or lower than the Median Pre-Closing Price, and may be higher or lower than the market price at the time of entering into the Merger Agreement, the time of mailing this Proxy Statement, the time of the Meeting or the time certificates representing shares of HUBCO Common Stock are delivered in exchange for shares of PFC Common Stock following consummation of the Merger. Thus, the value of the HUBCO Common Stock actually received by holders of PFC Common Stock may be more or less than (i) the Median Pre-Closing Price, or (ii) the value of the HUBCO Common Stock on the Effective Time resulting from the Exchange Ratio or any possible adjustment to the Exchange Ratio as illustrated above. PFC stockholders are urged to obtain current market quotations for the HUBCO Common Stock and the PFC Common Stock.

         The Merger Agreement provides that the Exchange Ratio will be fixed as of the "Determination Date." Unless HUBCO and PFC agree to a different date, the "Determination Date" will be any date selected by HUBCO which is not more than ten business days prior to the Closing Date set forth in HUBCO's Closing Notice to PFC (which Closing Date, in turn, may be any date selected by HUBCO which is at least five business days after the date of the Closing Notice, but not more than 15 business days after receipt of all necessary approvals and consents, the expiration of all statutory waiting periods and the satisfaction or waiver of the other conditions to consummation of the Merger, other than the delivery of documents to be delivered at the Closing). Because of the Minimum Exchange Ratio and the

Maximum Exchange Ratio, and because the price of HUBCO Common Stock at the Effective Time may not be the same as the Median Pre-Closing Price, PFC stockholders are not assured of receiving any specific market value of HUBCO Common Stock. PFC stockholders will be required to vote on the proposal to approve the Merger Agreement prior to knowing the Exchange Ratio.

         It is not possible to know whether a Termination Event will occur until after the Determination Date. The PFC Board of Directors has made no decision as to whether it would exercise its right to terminate the Merger Agreement if there is a Termination Event. In considering whether to exercise its termination right in such situation, the PFC Board of Directors would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at such time and would consult with its financial advisors and legal counsel. Approval of the Merger Agreement by the stockholders of PFC at the Meeting will confer on the PFC Board of Directors the power, consistent with its fiduciary duties, to elect to consummate the Merger in the event of a Termination Event whether or not there is any increase in the Exchange Ratio and without any further action by, or resolicitation of, the stockholders of PFC. If PFC elects to exercise its termination right, PFC must give HUBCO prompt notice of that decision by 11:59 p.m. on the third business day following the Determination Date (or the third business day following receipt by PFC of the Closing Notice, if later). During a three business-day period commencing with its receipt of such notice from the PFC Board of Directors, HUBCO has the option, in its sole discretion, to increase the Exchange Ratio in the manner set forth in the Merger Agreement and as illustrated above and thereby avoid such termination of the Merger Agreement. HUBCO is under no obligation to increase the Exchange Ratio, and there can be no assurance that HUBCO would elect to increase the Exchange Ratio if PFC were to exercise its right to terminate the Merger Agreement as set forth above. Any such decision would be made by HUBCO in light of the circumstances existing at the time HUBCO has the opportunity to make such an election. If HUBCO elects to increase the Exchange Ratio as set forth in the Merger Agreement and as illustrated above, it must give PFC notice of that election by 11:59 p.m. on the third business day following receipt of the notice of termination from PFC, in which case no termination of the Merger Agreement would occur as a result of a Termination Event.

         The foregoing discussion is qualified in its entirety by reference to the applicable provisions in the Merger Agreement (a copy of which is set forth as Appendix A to this Proxy Statement) relating to calculation of the Exchange Ratio and a possible increase of the Exchange Ratio as the result of a Termination Event.

Conversion of PFC Options

         At the Effective Time, each option to purchase a share of PFC Common Stock (a "PFC Option") granted under PFC's existing stock option plans and agreements, except for the option granted to HUBCO, will be converted into an option to purchase the same number of shares of HUBCO Common Stock multiplied by the Exchange Ratio, at an option price per share of HUBCO Common Stock equal to the option exercise price per share of PFC Common Stock under the PFC Option divided by the Exchange Ratio. PFC currently has options outstanding under Poughkeepsie Financial Corp. 1985 Stock Option Plan, as amended, the Poughkeepsie Financial Corp. 1993 Directors' Stock Option Plan, as amended, and the Poughkeepsie Financial Corp. 1993 Stock Incentive Plan, as amended.

Cash in Lieu of Fractional Shares

         No fractional shares of HUBCO Common Stock will be issued in exchange for either PFC Common Stock or PFC Options. Instead, holders of PFC Securities will receive cash equal to the fractional share interest multiplied by the Median Pre-Closing Price of HUBCO Common Stock, without interest. All shares of HUBCO Common Stock to be issued to each holder of PFC Securities will be aggregated to constitute as many whole shares as possible before determining such person's fractional share interest.

No Dissenters' Rights of Appraisal

         The holders of the PFC Common Stock who dissent from the Merger are not entitled to appraisal rights under the DGCL since the PFC Common Stock and the HUBCO Common Stock to be received pursuant to the Merger are presently listed on the NASDAQ/NMS.

Background of and PFC's Reasons for the Merger

         The Board of Directors of PFC periodically reviewed the company's performance, reviewed market activity in PFC Common Stock and reviewed the performance of certain comparable publicly traded bank or thrift institutions. In addition, the Board, on an informal basis, would periodically review merger and acquisition activity in the thrift industry. In early 1997, the Board discussed the implications of an increasingly competitive market place upon its business plan and reviewed the prospects for the Company to accelerate the increase in profitability. In reviewing trends in merger and acquisition activity, the Board determined to closely examine strategic alternatives for PFC. In February 1997, the Board of Directors of PFC established an Ad Hoc Committee (the "Committee") to explore in detail various strategic options available to PFC. In March 1997, as a result of deliberations with respect to reviewing PFC's business strategies, the Board of Directors determined to engage Advest (which, on certain past occasions, had provided advice to the Board of Directors with respect to, among other things, capital markets activity) as PFC's financial advisor. Advest was directed by the PFC Board to explore all strategic alternatives including remaining independent (with their attendant recommendations for any suggested revisions to PFC's business plan), expanding PFC's franchise through acquisitions and engaging in a merger or other business combination.

         In March 1997, Advest presented the Committee and the PFC Board of Directors with its preliminary analysis of PFC's existing business plan. In April and May 1997, Advest discussed PFC's existing business plan, and its prospects thereunder, with the Committee. In addition, in May 1997, the Committee, in order to better assess the possibility of PFC entering into an acquisition transaction, authorized Advest to commence preparation of an information memorandum to be distributed to potential combination partners. In the March 1997 meeting, among other things, Advest provided an initial overview of PFC's existing business plan and reviewed certain basic profitability and operating ratios of PFC and compared them to the ratios reported for a group of comparable institutions. In April and May 1997, the review was further broken down to specific operating units and functions under PFC's business plan. Among other factors, such reviews indicated that, in comparison to peers, PFC had a relatively high cost of operations, both in its traditional and supermarket branches, that the level of non-performing assets, while improved, continued to adversely affect results, that profit margins were being subject to increasing pressure and that competition and other factors within the Bank's market area would make it increasingly difficult to significantly improve operating results under the existing business plan. In June 1997, the PFC Board authorized Advest to approach 17 financial institutions which had been identified as potential combination partners. In addition, the PFC Board subsequently authorized Advest to contact five additional institutions. Advest contacted these 22 institutions in an effort to establish their levels of interest. Of the 22 parties contacted, 13 expressed interest, executed confidentiality agreements and received an information memorandum. Such confidentiality agreements were executed and information memorandums were distributed during June and July 1997. Of the 13 parties who entered into confidentiality agreements, seven of such parties provided PFC with written indications of interest outlining the terms of a possible business combination, in each case subject to further due diligence. In late August, the Committee and the PFC Board, with the assistance of Advest, reviewed the proposals and determined that three of the parties be invited to conduct a further due diligence review of PFC. The parties conducted such further due diligence reviews in early September. On September 17, 1997, the Committee, together with the assistance of Advest and PFC's special counsel, discussed further the three proposals and reviewed conversations between Advest and representatives of the three parties which had occurred in conjunction with the due diligence review process. Based on its review, the Committee determined, in consideration of, among other factors, the suggested range of possible merger consideration and the anticipated structure of the combined entities, to continue conversations with two of the three parties who had conducted due diligence, HUBCO and one other institution (the "Other Institution").

         Subsequent to a PFC Board meeting on September 19, 1997, a draft of the proposed Merger Agreement and related documents (including the Stock Opinion Agreement) were prepared, circulated and discussed in detail among PFC, HUBCO and their respective legal and financial advisors. In addition, during this period PFC and its advisors conducted additional on-site due diligence of HUBCO. The PFC Board met again on September 23, 1997, at which time it determined to delay entering into any agreement at that point in order to provide additional time for the Board to consider further all of the various alternatives which had been considered, i.e., remaining independent and revising PFC's business plan, expanding PFC's franchise through acquisitions or engaging in a merger or other business combination transaction with a similarly sized or larger institution.

         Between the end of September and the execution of the Merger Agreement, the PFC Board of Directors (including the Committee) and its advisors undertook a more in depth analysis of a potential combination with the Other Institution. On October 10, 1997 a proposed form of agreement was prepared and circulated among PFC, the Other Institution and their respective legal and financial advisors. The proposed transaction with the Other Institution, which was a mutual institution which was considering a mutual-to-stock conversion, contemplated a stock-for-stock merger transaction with PFC stockholders receiving a number of shares of the Other Institution's to-be-issued common stock with a market value of $10.50 per share (based on the market value of such shares established during the sixth through tenth day of trading in the shares issued in the initial public offering by the Other Institution) for each share of their PFC Common Stock. There were further conversations with the Other Institution and its advisors with respect to a possible transaction. Based on such conversations, there were a number of concerns identified with respect to engaging in a transaction with the Other Institution including, but not limited to, the ability of the Other Institution to consummate its mutual-to-stock conversion (and, if so, at what pro forma valuation) as well as to consummate a transaction with PFC in a relatively timely fashion due to, among other factors, the Other Institution's limited experience with merger transactions and PFC's belief that the Other Institution had not developed a viable strategic plan for the combined operation of PFC and the Other Institution.

         On October 14, 1997, Kenneth T. Neilson, Chairman, President and Chief Executive Officer of HUBCO met with the PFC Board upon its invitation. Mr. Neilson made a presentation to the Board with respect to HUBCO, discussed the proposed Merger and the operations of BTH after the Merger and addressed various questions for the Board. On October 20, 1997, three directors of the Other Institution met with the PFC Board upon its invitation to present their views on a possible combination involving PFC and the Other Institution. In addition, at the October 20th Board meeting, Advest presented updated information with respect to the proposed transactions with HUBCO and the Other Institution.

         The PFC Board met again on October 22, 1997, at which time the terms of the Merger Agreement and the related documents, including the Stock Option
Agreement, were discussed in detail. In addition, the PFC Board again reviewed its various strategic alternatives, including a transaction with the Other Institution or remaining independent. The PFC Board also considered the opinion delivered by Advest to the effect that the proposed Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to PFC's stockholders. The PFC Board unanimously approved the Merger Agreement and Stock Option Agreement on October 22, 1997.

         The PFC Board, with the assistance of its financial and legal advisors, has evaluated the financial, legal and market considerations bearing on the decision to recommend the Merger. The terms of the Merger, including the Exchange Ratio, are a result of arms-length negotiations between representatives of PFC and HUBCO. In reaching its determination that the Merger Agreement is fair to, and in the best interest of, PFC and holders of PFC Common Stock, the PFC Board considered a number of factors, both from a short-term and a long-term perspective. The factors which the PFC Board considered, without assigning any relative or specific weights, included, without limitation, the following: (1) the PFC Board's review of PFC's business, financial condition, results of operations, management and prospects, including, but not limited to, its potential growth, development, productivity and profitability; (2) the current and prospective environment in which PFC operates, including regional economic conditions, the competitive environment for savings and other financial institutions generally and the trend toward consolidation in the financial services industry; (3) information concerning the business, financial condition, results of operations and prospects of HUBCO including recent acquisitions by HUBCO, the recent performance of HUBCO Common Stock, historical data of HUBCO, customary statistical measurements of HUBCO's financial performance, HUBCO's expectations of future business prospects and earnings based upon discussions with representatives of HUBCO; (4) the value to be received by holders of PFC Common Stock pursuant to the Merger (including the provisions for an increased amount of cash dividends prior to and after the Merger) in relation to the historical trading prices and book value of PFC Common Stock; (5) the information presented to the PFC Board by Advest with respect to the Merger and the opinion of Advest that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view to PFC's stockholders; (6) the financial and other significant terms of the HUBCO offer; (7) the review by the PFC Board with its legal and financial advisors of the provisions of the proposed Merger Agreement and Stock Option Agreement; (8) the future growth prospects of BTH and HUBCO following the Merger and the potential synergies expected from the Merger, including potential expense reductions and increases in efficiency; (9) the expectation that HUBCO will continue to provide quality service to the community and customers served by BTH and the prospects for future expansion of the products and services offered by BTH in the Hudson Valley; (10) the compatibility of the respective business and management philosophies of PFC and HUBCO, and the prospect that Mr. Tockarshewsky will be afforded the opportunity to have a significant management position with BTH after the Merger, that Messrs. Tockarshewsky and deCordova will serve as directors of HUBCO and that the existing directors of BTH will continue in such position after the Merger (all of which were considered by the PFC Board to enhance the prospect for a smooth transition after the Merger and the prospects that the interests of PFC's current stockholders and BTH's customers and employees would not be overlooked after the Merger); and (11) the alternative strategic courses available to PFC, including remaining independent and exploring other potential acquisition transactions, such as the possible acquisition by the Other Institution.

         After considering the factors described above, the PFC Board determined that the Merger and the consideration to be received by PFC's stockholders in connection with the Merger was fair and, consequently, unanimously approved the Merger Agreement as being in the best interests of PFC and its stockholders. ACCORDINGLY, THE PFC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF PFC VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

         HUBCO's Reasons for the Merger

         HUBCO entered into the Merger Agreement with PFC as part of HUBCO's ongoing strategy of growth through acquisitions.

         HUBCO's acquisition strategy consists of identifying financial institutions with business philosophies that are similar to HUBCO's, which operate in markets that are geographically within or close to those of HUBCO, and which provide an ability to enhance earnings per share over an acceptable period after the acquisition, while providing acceptable rates of return. Acquisitions are also evaluated in terms of asset quality, interest rate risk, core deposit base stability, potential operating efficiencies and management abilities.

         The Merger will be HUBCO's first entry into New York State. The counties served by BTH are a natural expansion and fill a void in the middle of HUBCO's current market. Rockland County is contiguous to New Jersey and Dutchess County is contiguous to Connecticut.

Interests of Certain Persons in the Merger

         In considering the recommendation of the PFC Board of Directors with respect to the Merger, holders of PFC Common Stock should be aware that certain members of the Board of Directors and management of PFC have certain interests in the Merger in addition to their interests generally as stockholders of PFC. All of such additional interests are described below, to the extent material, and except as described below such persons have, to the best knowledge of PFC, no material interest in the Merger apart from those of stockholders generally. The PFC Board of Directors was aware of these interests of its directors and officers and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

         Ownership of PFC Common Stock and PFC Options

As of the Record Date, the directors and executive officers of PFC and its affiliates beneficially owned (excluding shares which could be acquired upon the exercise of options) an aggregate of __________ shares of PFC Common Stock (____% of the issued and outstanding shares) and options to acquire an additional ____ shares of PFC Common Stock. Certain stock options owned by executive officers of PFC will become vested by virtue of the Merger. For information regarding the treatment of PFC Options, see "--Conversion of PFC Options".

         Board Membership

         The Merger Agreement provides that two PFC nominees, Joseph B. Tockarshewsky, PFC's Chairman, President and Chief Executive Officer, and Noel deCordova, Jr., a director of PFC, will be appointed to HUBCO's Board of Directors, at the Effective Time for a three-year term and two-year term, respectively. In addition, Mr. Tockarshewsky will be asked to serve as Chairman of the Board and Chief Executive Officer of BTH following the Closing. HUBCO will invite all of the current directors of BTH to remain directors following the Closing.
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
         Indemnification

         In the Merger Agreement, HUBCO has agreed to indemnify, defend and hold harmless each person who is, has been, or becomes prior to the Effective Time, a director, officer, employee or agent of PFC, or who serves or has served at the request of PFC in any capacity with any other entity (collectively, the "Indemnitees"), to the fullest extent which PFC would have been permitted under applicable law and PFC's Certificate of Incorporation and By-laws had the Merger not occurred, with respect to any claims made against such person because he or she is or was a director, officer, employee or agent of PFC or serves or has served at the request of PFC in any capacity with any other entity. In the Merger Agreement, HUBCO has also agreed to cover PFC's officers and directors under either an extension of PFC's existing directors' and officers' liability insurance policy or a rider to HUBCO's then current policy for a period of at least six years after the Effective Time.


         Employment Agreements and Severance Policy

         Each of Joseph B. Tockarshewsky, PFC's Chairman, President and Chief Executive Officer, and Robert J. Hughes PFC's Executive Vice President and Chief Financial Officer have been parties to employment agreements containing change in control provisions since they joined BTH in July 1992 and January 1992, respectively. Mr. Tockarshewsky entered into a current employment agreement with change in control features with PFC as of February 25, 1997. Mr. Hughes entered into a current employment agreement with change in control features with PFC on April 1, 1997. Messrs. Tockarshewsky and Hughes will each receive a severance payment equal to two times their respective annual base salaries, as well as continued coverage under PFC's medical benefits plan and other benefit plans maintained by PFC during the 24-month period following consummation of the Merger. All other PFC executive officers and employees are covered by either a change in control agreement or a severance policy, pursuant to which they could receive substantial payments as a consequence of the Merger if their employment is terminated or, in certain cases, constructively terminated within the one-year period following the Merger. It is uncertain which, if any, executive officers and employees will be terminated or "constructively terminated" thereby entitling them to benefits under current change in control agreements or severance policies. Mr. Tockarshewsky expects to enter into a new employment agreement with HUBCO and BTH and Mr. Hughes will be offered a consulting role at an appropriate compensation level (under HUBCO's guidelines) after the Effective Time of the Merger.


Opinion of PFC's Financial Advisor

         By agreement dated March 12, 1997 PFC's Board of Directors retained the services of Advest as its financial advisor in connection with the Company's continuing review of business and strategic planning matters and a possible merger or acquisition transaction; and, if requested by PFC's Board of Directors, to render its opinion regarding the fairness of the consideration to be received by the stockholders of PFC in a merger or acquisition transaction, from a financial point of view.

         Advest is a nationally recognized investment banking firm and, as part of its investment banking business, is regularly engaged in the valuation of bank, bank holding company and thrift institution securities in connection with mergers, acquisitions, and other corporate securities transactions. As financial advisor to PFC, Advest was involved throughout all of the discussions with the various financial institutions that had expressed interest in a business combination with PFC, including the offer by HUBCO, as well as the negotiations with HUBCO that resulted in the Merger Agreement.

         Advest has delivered a written opinion to PFC's Board of Directors, originally dated and delivered on October 22, 1997, and updated to the date of this Proxy Statement-Prospectus to the effect that the Exchange Ratio to be received by PFC's stockholders, pursuant to the Merger Agreement, is fair, from a financial point of view, to the stockholders of PFC. There were no limitations imposed by PFC on Advest in connection with its rendering of the fairness opinion. Advest is a market maker in PFC's Common Stock.

         The full text of Advest's fairness opinion, which sets forth assumptions made and matters considered, is attached as Appendix C to this Proxy Statement-Prospectus. PFC'S STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. Advest's opinion is directed only to the consideration offered in the Merger and does not constitute a recommendation to any PFC stockholder as to how such stockholder should vote at the Meeting. The summary information regarding Advest's opinion and the procedures followed in rendering such opinion set forth in this Proxy Statement-Prospectus is qualified in its entirety by reference to the full text of such opinion.


         In arriving at the opinion, Advest reviewed, among other things: (i) the Merger Agreement and the Stock Option Agreement; (ii) the audited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations of HUBCO and PFC for the three fiscal years ended December 31, 1996, (iii) the unaudited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations for the nine-month period ending September 30, 1997 for HUBCO and PFC; (iv) certain financial information as filed with federal banking agencies for the three years ended December 31, 1996, as well as the nine months ended September 30, 1997, for both HUBCO and PFC; (v) financial analyses and forecasts of PFC prepared by and reviewed with management of PFC;
(vi) the views of senior management of each of HUBCO and PFC of their respective past and current business operations, results thereof, financial condition and future prospects; (vii) the reported price and trading activity for HUBCO's and PFC's common stock, including a comparison of certain financial and stock market information for HUBCO and PFC with similar information for certain other companies, the securities of which are publicly traded; (viii) comparative financial and operating data on the banking industry and certain institutions which were deemed to be reasonably similar to both companies; (ix) certain bank mergers and acquisitions on a state, regional and nationwide basis for institutions which were deemed to be reasonably similar to PFC and a comparison of the proposed financial consideration in the Merger with the consideration paid in other relevant mergers and acquisitions; (x) the pro forma impact of the Merger (and HUBCO's other pending and recently completed acquisitions) on HUBCO and PFC; (xi) this Proxy Statement/Prospectus; and (xii) other financial information, studies and analyses. Advest performed such other investigations and took into account such other matters as Advest deemed appropriate.


         In performing its review, Advest assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information reviewed by and discussed with Advest. Advest did not make any independent evaluation or appraisal of specific assets or liabilities, the collateral securing assets or the liabilities of HUBCO or PFC or any of their subsidiaries, or the collectibility of any such assets (relying, where relevant, on the analyses and estimates of HUBCO and PFC). With respect to the financial projections reviewed with management, Advest assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of each of HUBCO and PFC. Advest also assumed that there has been no material change in HUBCO's or PFC's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to Advest.

         In connection with rendering its fairness opinion to the PFC Board of Directors, Advest performed a variety of financial analyses. The following is a summary of such analyses, but does not purport to be a complete description of the Advest analyses. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. Advest believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying Advest's opinion.

         In performing its analyses, Advest made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of PFC, HUBCO or Advest. Any estimates contained in Advest's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. No company or transaction utilized in Advest's analyses was identical to PFC or HUBCO or the Merger. Because such estimates are inherently subject to uncertainty, Advest assumes no responsibility for their accuracy.

Stock Trading History

         Advest examined the history of trading prices and volume for both PFC common stock and HUBCO common stock for the periods from December 31, 1994 through December 9, 1997. Advest also examined the relationship between movements of the market prices for PFC and HUBCO to movements in the Nasdaq Bank

Stock Index, the Dow Jones Industrial Average, the S&P 500 Index, the Wilshire 5000 Index and the SNL Bank Index during the same period. Overall, both stocks have performed in line with market indices, with the exception of an increase in PFC's stock price attributed to speculation of a merger or other business combination involving PFC.

Contribution Analysis

         Advest prepared a contribution analysis showing the percentage contributed by PFC to the combined company on a pro forma basis of assets, loans, deposits, common equity and tangible common equity at September 30, 1997, and net income for the twelve months ended December 31, 1996, nine months ended September 30, 1997 and three months ended September 30, 1997. Advest then compared these percentages to the PFC stockholders' pro forma ownership of HUBCO. This analysis showed that PFC, as of September 30, 1997, would contribute 22.5% of pro forma consolidated assets, 26.9% to pro forma consolidated loans, 21.0% of pro forma consolidated deposits, 26.0% of pro forma consolidated equity and 29.0% of pro forma tangible equity. This analysis excludes the pending acquisitions of Security National and Southington.

         During the fourth quarter of 1996 HUBCO reported one-time charges of $26.8 million associated with merger related and restructuring costs. During the twelve months ended December 31, 1996, PFC incurred non-recurring expenses of $2.6 million relating to the SAIF special assessment and $0.9 million relating to a loss on the bulk sale of assets. Excluding the after-tax effect of these one-time charges and non-recurring expenses, the contribution analysis showed that PFC would contribute 8.28% of pro forma consolidated net income for the twelve months ended December 31, 1996, 8.50% for the nine months ended September 30, 1997, and 7.56% for the three months ended September 30, 1997.

         Assuming an exchange ratio of 0.30 shares of HUBCO Common Stock for each share of PFC Common Stock, PFC stockholders would hold approximately 14.0% of the pro forma common stock and common stock equivalents of the combined company.


Comparable Company Analysis

         In undertaking its analysis, Advest compared the financial condition and financial operating performance of PFC with a peer group of 9 savings banks in New York, New Jersey and Connecticut with assets between $600 million and $1.40 billion. The peer group was comprised of: Dime Community Bancorp; Progressive Bank, Inc.; Flushing Financial Corporation; MSB Bancorp, Inc.; IBS Financial Corporation; Norwich Financial Corp.; Statewide Financial Corp.; NSS Bancorp; and American Bank of Connecticut. The review considered asset size, return on average equity, return on average assets, the tangible equity ratio, the ratio of nonperforming assets to total assets and efficiency ratios, among other information. PFC had a return on average assets of 0.53% and a return on average equity of 6.36% based on the operating results for the twelve months ended September 30, 1997, a tangible equity ratio of 8.42% and nonperforming assets to total assets ratio of 4.19% at September 30, 1997. This compares to the peer group median return on average assets of 0.95%, a return on average equity of 8.65%, based on operating results for the twelve months ended September 30, 1997, a tangible equity ratio of 9.34% and a nonperforming assets to total assets ratio of 0.60% at September 30, 1997. In sum, the peer group reported a stronger operating performance than PFC, a lower level of nonperforming assets and a higher equity to asset ratio.


Analysis of Selected Merger Transactions

         Advest reviewed certain financial data related to 80 acquisitions of thrift institutions, nationwide, with assets between $500 million and $1.5 billion ("peer group") announced since January 1, 1993, 14 of which were announced from January 1, 1997 through December 9, 1997. Advest also reviewed selected regional acquisitions including the following transactions which were the most recent in the Mid-Atlantic region (identified by acquiror/acquiree):
Astoria Financial Corp/Greater NY SB, Charter One Financial/RCSB Financial, North Fork Bancorp/New York Bancorp, Sovereign Bancorp/ML Bancorp, Lakeview
Financial/Westwood Financial, Crestar Financial/American National Bancorp, Flushing Financial/New York FSB, Provident Bankshares/First Citizens Financial, Summit Bancorp/Collective Bancorp, Sovereign Bancorp/Bankers Corp.

         Advest calculated median price as a multiple of the targets' earnings for the last four quarters (trailing 12 months), excluding the after-tax effect of the SAIF special assessment in 1996, and as a percentage of stated book value and tangible book value, and Advest calculated tangible premium as a percentage of core deposits. The price relationships for the Merger were based upon HUBCO's closing price at $36.625 on December 9, 1997 and assumed an Exchange Ratio of
0.30 shares of HUBCO Common Stock for each share of PFC Common Stock. For nationwide thrift transactions in the peer group announced since January 1,
1997, the calculations yielded, as of the date of announcement of these transactions, the following averages: (i) price offered as a multiple of earnings of 18.80 times (17.4 times for regional transactions), compared with a multiple of 29.1 times associated with the Merger; (ii) price offered as a percentage of book value of 211% (191% for regional transactions), compared with 186% associated with the Merger; (iii) price offered as a percent of tangible book value of 217% (203% for regional transactions), compared with 186% associated with the Merger; and (iv) premium as a percent of core deposits of 15.76% (11.59% for regional transactions), compared to 14.02% associated with the Merger.

         At September 30, 1997, PFC had a net deferred tax asset of approximately $14.7 million (20% of stockholders' equity) on its books. In comparing the price paid relative to PFC's book value, Advest also considered the consideration paid relative to PFC's book value not including the deferred tax asset. On this basis, the price paid represents 231% of book value less the deferred tax amount. It is Advest's opinion that the deduction of the full deferred tax asset does not make the valuation comparable; however, determining the exact adjustment requires a series of assumptions on utilization and present value that are subject to interpretation. The most appropriate valuation to consider lies between the original and adjusted price to book values.

         No company or transaction used as a comparison in the above analysis is identical to PFC, HUBCO or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; but rather involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the acquisition value of the companies to which they are being compared.

Impact Analysis

         Advest analyzed the changes in the amount of fully diluted earnings per share and book value represented by the issuance of 0.30 or 0.32 shares of HUBCO common stock for each share of PFC Common Stock. The analysis evaluated, among other things, possible dilution or accretion to fully diluted earnings per share and book value per share for HUBCO. The analysis was based upon (i) September 30, 1997 balance sheet data for PFC and HUBCO (ii) projected 1998 earnings for PFC; and (iii) projected 1998 earnings (First Call median estimate) for HUBCO, adjusted to reflect the 1997 Stock Dividend.

         These pro forma analyses indicated that, prior to adjustments for consolidation savings, the Merger would be approximately 5% or 6% dilutive to HUBCO's projected 1998 fully diluted earnings per share, based upon Zacks median estimate and approximately 15.1% or 14.0% accretive to HUBCO's book value per share based upon an exchange ratio of 0.30 shares and 0.32 shares, respectively. A pro forma analysis based on results for the nine-months ended September 30, 1997 indicated that the transaction is 5.2% to 6.5% dilutive to HUBCO's fully diluted earnings per share based upon an exchange ratio of 0.30 shares and 0.32 shares, respectively.


         Advest also analyzed the impact of the Merger on certain HUBCO values per PFC share based on the Exchange Ratio of 0.30 shares of HUBCO Common Stock for one share of PFC Common Stock. That analysis, which was based on certain assumptions made by Advest (including that HUBCO's 1998 earnings would be consistent with First Call consensus earnings estimates of $2.34 per share, that PFC's 1998 earnings would be $0.46 per share and that HUBCO Common Stock would be trading at $36.63 per share), found that, based on the proposed Exchange Ratio, HUBCO's equivalent earnings per share projected for 1998 would be $0.66 per share or 43.0% greater than projected PFC earnings per share; that HUBCO's equivalent book value per share would be $3.18 or 46.2% lower than existing PFC book value per share, and that HUBCO's equivalent dividend income would be $0.24 per share, or 140% higher than PFC's indicated annualized dividend prior to the announcement.

         Advest also considered the impact of HUBCO's other pending and recently completed acquisitions (See CERTAIN INFORMATION REGARDING HUBCO -- Recent Developments), and concluded that those transactions would not adversely affect its opinion.

Consideration to Advest

         Advest's engagement agreement provides that PFC will pay Advest a transaction fee in connection with the Merger, a substantial portion of which is contingent upon consummation of the Merger. Under the terms of the agreement, PFC agreed to pay Advest a fee equal to 1% of the aggregate consideration paid to stockholders and option holders in the Merger, or approximately $1.4 million (assuming a Median Pre-Closing Price of $36.625 for HUBCO common stock), net of $225,000 fees already paid to Advest in relation to the Merger (including $25,000 upon acceptance of the retainer agreement with Advest, hourly fees of $25,000, $75,000 upon execution of the Merger Agreement and $100,000 upon delivery of the initial written fairness opinion). While the payment of all or a significant portion of fees related to financial advisory services provided in connection with arms-length merger and other business combination transactions upon consummation of such transactions, as is the case with the Merger, might be viewed as giving such financial advisors a financial interest in the successful completion of such transactions, such compensation arrangements are standard and customary for transactions of the size and type of the Merger.

Resale Considerations With Respect to the HUBCO Common Stock

         The shares of HUBCO Common Stock that will be issued if the Merger is consummated have been registered under the Securities Act of 1933, as amended (the "Securities Act") and will be freely transferable, except for shares received by persons, including directors and executive officers of PFC, who may be deemed to be "affiliates" of PFC under Rule 145 promulgated under the Securities Act. An "affiliate" of an issuer is defined generally as a person who "controls" the issuer. Directors, executive officers and 10% stockholders may be deemed to control the issuer. Affiliates may not sell their shares of HUBCO Common Stock acquired pursuant to the Merger, except pursuant to an effective registration statement under the Securities Act covering the HUBCO Common Stock or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act.

         Persons who may be deemed to be "affiliates" of PFC have delivered letters to HUBCO in which they have agreed to certain restrictions on their ability to sell, transfer or otherwise dispose of ("transfer") any PFC Common Stock owned by them and any HUBCO Common Stock acquired by them in the Merger. Pursuant to the accounting rules governing a pooling of interests, such persons have agreed not to transfer the shares during the period beginning 30 days prior to the Effective Time and ending on the date on which financial results covering at least 30 days of post-merger combined operations of HUBCO and PFC have been published or filed by HUBCO. Also, in connection with the pooling of interests rules, such persons have agreed not to transfer their PFC Common Stock in the period prior to 30 days before the Effective Time without giving HUBCO advance notice and an opportunity to object if the transfer would interfere with pooling of interests accounting for the Merger. Pursuant to Rule 145, such persons have also agreed to refrain from transferring HUBCO Common Stock acquired by them in the Merger, except in compliance with certain restrictions imposed by Rule 145. Certificates representing the shares of HUBCO Common Stock acquired by each such person pursuant to the Merger will bear a legend reflecting that the shares are restricted in accordance with the letter signed by such person and may not be transferred except in compliance with such restrictions.

         Persons who may be deemed "affiliates" of HUBCO have also delivered letters to HUBCO in which they have agreed not to transfer HUBCO Common Stock beneficially owned by them in violation of the pooling of interests restrictions set forth above with respect to PFC.

Conditions to the Merger

         The obligation of each party to consummate the Merger is subject to satisfaction or waiver of certain conditions, including (i) approval of the Merger Agreement and the transactions contemplated thereby by the requisite vote of the holders of PFC Common Stock; (ii) the receipt of all consents, approvals and authorizations of all necessary federal and state government authorities and expiration of all required waiting periods, necessary for the consummation of the Merger (see "-- Regulatory Approvals"); (iii) the effectiveness of the registration statement covering the shares of HUBCO Common Stock to be issued to PFC stockholders, and the qualification of the issuance of HUBCO Common Stock in every state where such qualification is required under applicable state securities laws; (iv) the absence of any litigation that would restrain or prohibit the consummation of the Merger; (v) the receipt of a letter from HUBCO's independent accountants that the Merger will qualify to be treated by HUBCO as a pooling of interests for accounting purposes; and (vi) receipt by the parties of an opinion of Pitney, Hardin, Kipp & Szuch to the effect that the exchange of PFC Common Stock for HUBCO Common Stock is a tax-free reorganization within the meaning of Section 368 of the Code. See "-- Federal Income Tax Consequences".

         The obligation of HUBCO to consummate the Merger is also conditioned on, among other things, (i) the continued accuracy in all material respects of the representations and warranties of PFC contained in the Merger Agreement;
(ii) the performance by PFC, in all material respects, of all its obligations under the Merger Agreement; and (iii) receipt of an opinion from Elias, Matz, Tiernan & Herrick, L.L.P. as to certain matters.

         The obligation of PFC to consummate the Merger is also conditioned on, among other things, (i) the continued accuracy in all material respects of the representations and warranties of HUBCO contained in the Merger Agreement; (ii) the performance by HUBCO, in all material respects, of all its obligations under the Merger Agreement; (iii) receipt of Advest's fairness opinion; and (iv) receipt of an opinion from Pitney, Hardin, Kipp & Szuch as to certain matters.

Conduct of Business Pending the Merger

         The Merger Agreement requires PFC to conduct its business prior to the Effective Time only in the ordinary course of business and consistent with prudent banking practices, except as permitted under the Merger Agreement or with the written consent of HUBCO. Under the Merger Agreement, PFC has agreed not to take certain actions without the prior written consent of HUBCO or unless permitted by the Merger Agreement, including, among other things, the following:
(a) change any provision of its Certificate of Incorporation or By-laws; (b) change the number of shares of its authorized or issued capital stock other than as disclosed to HUBCO or issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to its authorized or issued capital stock, or any securities convertible into shares of such stock, or split, combine or reclassify any shares of its capital stock, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except that PFC may declare, set aside, or pay cash dividends per share of PFC Common Stock aggregating the cash dividends per share declared, set aside or paid by HUBCO multiplied by 0.320 minus $0.01 (the cash amount per share which will be used by PFC to redeem the BTH Shareholder Rights Agreements which currently trade as part of the PFC Common Stock); provided, however, that the amount of any such dividends shall be adjusted if and to the extent necessary in the opinion of Arthur Andersen, independent accountants for HUBCO, so that the declaration, setting aside and payment of such dividends will not disqualify the Merger for pooling-of-interests accounting treatment, described under "MARKET PRICE AND DIVIDEND MATTERS -- Limitations on Dividends Under the Merger Agreement"; (c) grant any severance or termination pay (other than pursuant to written policies or contracts of PFC in effect on the date of the Merger Agreement and disclosed to HUBCO) to, or enter into or amend any employment or severance agreement with, any of its directors, officers or employees; (d) adopt any new employee benefit plan or arrangement of any type, or award any increase in compensation or benefits to its directors, officers or employees; (e) sell or dispose of any substantial amount of assets or voluntarily incur any significant liabilities other than in the ordinary course of business consistent with past practices and policies or in response to substantial financial demands upon its business; (f) make any capital expenditures other than capital expenditures which are either pursuant to binding commitments existing on the date of the Merger Agreement or necessary to maintain existing assets in good repair and expenditures described in business plans or budgets previously furnished to HUBCO; (g) file any applications or make any contracts with respect to branching or site location or relocation; (h) agree to acquire in any manner whatsoever (other than to realize upon collateral for a defaulted loan) any business or entity (i) make any material change in its accounting methods or practices, other than changes required in accordance with generally accepted accounting principles or regulatory authorities; (j) take any action that would result in any of PFC's representations or warranties being untrue or incorrect at the Effective Time in any material respect or that would cause any of its conditions to closing not to be satisfied; (k) make any new loan or other extension or credit in excess of $3.0 million; or (l) agree to do any of the foregoing.

         Under the Merger Agreement, PFC cannot, directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than HUBCO) concerning any merger, sale of shares of capital stock or sale of substantial assets or liabilities not in the ordinary course of business or similar transactions (an "Acquisition Transaction"); provided, however, that notwithstanding the foregoing, PFC may enter into discussions or negotiations or provide any information in connection with an unsolicited possible Acquisition Transaction if the Board of Directors of PFC, after consulting with counsel, determines in the exercise of its fiduciary responsibilities that such discussions or negotiations should be commenced or such information should be furnished. PFC has agreed to promptly communicate to HUBCO the terms of any proposal, whether written or oral, which it may receive with respect to any such Acquisition Transaction, and the fact that it is having discussions or negotiations with a third party about an Acquisition Transaction.

Customary Representations, Warranties and Covenants

         The Merger Agreement contains customary mutual representations and warranties, as well as covenants, relating to, among other things, (a) corporate organization and similar corporate matters; (b) the capital structures of each of HUBCO and PFC; (c) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (d) documents filed by each of HUBCO and PFC with the Commissioner and the FDIC, respectively, and the accuracy of information contained therein; (e) the accuracy of information supplied by each of HUBCO and PFC in connection with the Registration Statement and this Proxy Statement; (f) compliance with applicable laws; (g) the absence of material litigation; (h) filing of tax returns and payment of taxes; (i) matters relating to certain material contracts; (j) director and officer contracts and retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended; (k) insurance matters; (l) certain bank regulatory matters; (m) absence of certain material changes or events from September 30, 1997; (n) the absence of actions that would prevent there being a tax-free reorganization or the use of the "pooling of interests" method to account for the Merger; (o) title to properties; (p) the adequacy of loan loss reserves; (q) environmental compliance; (r) brokers' and finders' fees; (s) cooperation on applications and filings; and (t) the absence of an agreement with bank regulators which restricts materially the conduct of HUBCO's or any of its subsidiaries' or PFC's business.


Regulatory Approvals

         Consummation of the Merger is subject, among other things, to prior receipt of all necessary regulatory approvals. Consummation of the Merger requires approval of the Merger by the FRB under the Bank Holding Company Act of 1948. An application for approval was filed on December 18, 1997 with the FRB. While HUBCO and PFC anticipate receiving such approval, there can be no assurance that it will be granted, or that it will be granted on a timely basis or that it will be granted without conditions unacceptable to HUBCO or PFC.


Management and Operations After the Merger

         At the Effective Time, as a result of the Merger, PFC will be merged with and into HUBCO, with HUBCO as the Surviving Entity. Following the Merger, BTH will continue to operate as a wholly-owned subsidiary of HUBCO. At the Effective Time, Mr. Tockarshewsky, PFC's Chairman, President and Chief Executive Officer, and Noel deCordova, Jr. will be appointed to HUBCO's Board of Directors for a three-year term and two-year term, respectively. Mr. Tockarshewsky will also be asked to serve as Chairman of the Board and Chief Executive Officer of BTH following the Closing. In addition, the Merger Agreement provides that all of the current directors of BTH will be asked to remain as directors of BTH following the Closing.

Exchange of Certificates, Issuance of New Options

         At the Effective Time, holders of certificates formerly representing shares of PFC Common Stock will cease to have any rights as PFC stockholders and their certificates automatically will represent the shares of HUBCO Common Stock into which their shares of PFC Common Stock will have been converted by the Merger. As soon as practicable after the Effective Time, HUBCO will send written instructions and a letter of transmittal to each holder of PFC Common Stock, indicating the method for exchanging such holder's stock certificates for the certificates representing those shares of HUBCO Common Stock into which such holder's shares of PFC Common Stock have been exchanged. Holders of PFC Common Stock should not send in their stock certificates until they receive instructions from HUBCO.

         Each share of HUBCO Common Stock for which shares of PFC Common Stock are exchanged will be deemed to have been issued at the Effective Time. Accordingly, holders of PFC Securities who receive HUBCO Common Stock in the Merger will be entitled to receive any dividend or other distribution which may be payable to holders of record of such HUBCO Common Stock as of dates on or after the Effective Time. However, no dividend or other distribution will actually be paid with respect to any shares of HUBCO Common Stock until the certificate or certificates formerly representing shares of PFC Common Stock
have  been   surrendered,   at  which  time  any  accrued
dividends and other distributions on such shares of HUBCO Common Stock will be paid without interest. See "-- Consideration".

         Holders of outstanding certificates for PFC Common Stock, upon proper surrender of such certificates to HUBCO, will receive, promptly after the Effective Time, a certificate representing the full number of shares of HUBCO Common Stock into which the shares of PFC Common Stock previously represented by the surrendered certificates have been converted. At the time of issuance of the new stock certificate, each shareholder so entitled will receive a check for the amount of the fractional share interest, if any, to which the shareholder may be entitled.

         At the Effective Time, each outstanding option to purchase a share of PFC Common Stock ("PFC Option") granted under PFC's existing stock option plans and agreements with its directors and employees will be automatically converted into an option to purchase the same number of shares of HUBCO Common Stock multiplied by the Exchange Ratio, at an option price per share of HUBCO Common Stock equal to the option exercise price per share of PFC Common Stock under the PFC Option divided by the Exchange Ratio.

         From and after the Effective Time, each PFC Option which is converted into an option to purchase HUBCO Common Stock will be administered, operated and interpreted by a committee comprised of members of the Board of Directors of HUBCO. HUBCO has reserved for issuance the number of shares of HUBCO Common Stock necessary to satisfy HUBCO's obligations under such options, and has agreed to register such shares pursuant to the Securities Act. As of the Record Date, there were PFC Options outstanding for _____ shares of PFC Common Stock.

         Effective Time; Amendments; Termination

         The Closing will occur on the Closing Date to be determined by HUBCO and set forth in the Closing Notice to PFC. The Closing Date specified by HUBCO in the Closing Notice must be no more than 15 business days after receipt of all necessary approvals and consents, the expiration of all statutory waiting periods and the satisfaction or waiver of the other conditions to consummation of the Merger, (other than the delivery of documents to be delivered at the Closing). The Closing may also be set for another day mutually agreed to by HUBCO and PFC. The parties currently anticipate closing in the first quarter of 1998. Immediately following the Closing, HUBCO will file a certificate of merger with the Secretary of State of the State of New Jersey and the Secretary of State of the State of Delaware, which will specify the Effective Time of the Merger, which HUBCO and PFC anticipate will be the close of business on the
Closing Date. The exact Closing Date is dependent upon satisfaction of all conditions precedent, some of which are not under the control of HUBCO or PFC. In the Closing Notice, HUBCO is also required to specify the "Determination Date," which is used in determining the Median Pre-Closing Price. The Determination Date is to be not less than seven business days nor more than ten business days prior to the Closing Date set forth in the Closing Notice. See "-- Conditions to the Merger" and "-- Regulatory Approvals".

         The Merger Agreement may be amended, modified or supplemented with respect to any of its terms by the mutual consent of HUBCO and PFC at any time prior to the Effective Time. However, after approval of the Merger Agreement by the stockholders of PFC, no amendment can be made which reduces the amount or changes the form of consideration to be delivered to the stockholders of PFC without the approval of such stockholders.

         The Merger Agreement may be terminated by the mutual consent of PFC and HUBCO. The Merger Agreement may also be terminated by PFC or HUBCO if, among other things, (i) the Effective Time has not occurred on or before July 31, 1998 (which may be extended under certain circumstances to October 31, 1988) (the "Cutoff Date") unless the failure of such occurrence is due to the failure of the party seeking to terminate to perform or observe its covenants in the Merger Agreement; (ii) a vote of the stockholders of PFC to approve the Merger Agreement is taken and such stockholders fail to approve the Merger Agreement at their meeting; or (iii) any regulatory approvals necessary to consummate the transaction have been denied or withdrawn at the request of the regulatory agency or such approval is given with conditions which materially impair the value of PFC, taken as a whole, to HUBCO (but then only by HUBCO).

         HUBCO may terminate the Merger Agreement if there has been a material adverse change in the business, operations, assets or financial condition of PFC and BTH, taken as a whole, from that disclosed by PFC to HUBCO in its Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, or PFC breaches in a material respect any representation, warranty or covenant, agreement or obligation under the Merger Agreement and does not cure such breach within 30 days after receipt by PFC of a notice of breach. HUBCO may also terminate the Merger Agreement if the conditions to HUBCO's obligations to close are not satisfied and are not capable of being satisfied by the Cutoff Date.

         PFC may terminate the Merger Agreement if there has been a material adverse change in the business, operations, assets or financial condition of HUBCO and its subsidiaries taken as a whole from that disclosed by HUBCO in its Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, except for the effects of HUBCO's acquisitions of Security National and Southington, or if HUBCO and its subsidiaries, taken as a whole, breaches in a material respect any representation, warranty or covenant, agreement or obligation under the Merger Agreement and does not cure such breach within 30 days after receipt by HUBCO of a notice of breach, or if PFC's Board of Directors approves another acquisition transaction after determining, upon advice of counsel, that approval was necessary in the exercise of its fiduciary obligations under applicable laws. PFC may also terminate the Merger Agreement if the conditions for PFC to close are not satisfied and are not capable of being satisfied by the Cutoff Date.

         In addition, the Merger Agreement may be terminated by PFC upon occurrence of a Termination Event, as described above under the caption "THE PROPOSED MERGER -- Consideration."

         In the event of a termination, each party will retain all rights and remedies it may have at law or equity under the Merger Agreement. Upon a termination of the Merger Agreement, the transactions contemplated thereby will be abandoned without further action by any party and each party will bear its own expenses.

Accounting Treatment of the Merger

         The Merger is expected to be accounted for by HUBCO under the pooling-of-interests method of accounting in accordance with generally accepted accounting principles. HUBCO's obligation to consummate the Merger is conditioned upon HUBCO's receipt of assurances from its independent public accountants, Arthur Andersen LLP, that the Merger will be so treated. As required by generally accepted accounting principles, under pooling-of-interests accounting, as of the Effective Time the assets and liabilities of PFC would be added to those of HUBCO at their recorded book values and the stockholders' equity accounts of HUBCO and PFC would be combined on HUBCO's consolidated balance sheet. On a pooling-of-interests accounting basis, income and other financial statements of HUBCO issued after consummation of the Merger would be restated retroactively to reflect the consolidated combined financial position and results of operations of HUBCO and PFC as if the Merger had taken place prior to the periods covered by such financial statements. The pro forma financial information contained in this Proxy Statement has been prepared using the pooling-of-interests accounting basis to account for the Merger. See "PRO FORMA FINANCIAL INFORMATION".

Federal Income Tax Consequences

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY. IT MAY NOT BE APPLICABLE TO CERTAIN CLASSES OF TAXPAYERS, INCLUDING INSURANCE COMPANIES, SECURITIES DEALERS, FINANCIAL
INSTITUTIONS, FOREIGN PERSONS AND PERSONS WHO ACQUIRED SHARES OF PFC COMMON STOCK PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR RIGHTS OR OTHERWISE AS COMPENSATION. PFC STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

         General. It is intended that the Merger will be treated as a tax-free reorganization as defined in Section 368(a)(1)(A) of the Code and that, accordingly, no gain or loss will be recognized by HUBCO or PFC or by the stockholders of PFC upon the exchange of their shares of PFC Common Stock solely for shares of HUBCO Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in HUBCO Common Stock). Counsel to HUBCO is required, as a condition of Closing, to provide an opinion to HUBCO and to PFC, with respect to the matter covered by the foregoing sentence. With respect to this Proxy Statement, Pitney, Hardin, Kipp & Szuch, counsel to HUBCO, has provided an opinion that, based upon the circumstances as they presently exist, it expects to be able to render the required opinion to both HUBCO and PFC.

         Consequences of Receipt of Cash in Lieu of Fractional Shares. Cash received by a PFC shareholder in lieu of any fractional share interest will be treated as having been received as a payment in exchange for such fractional share interest, and, provided the fractional share would have constituted a capital asset in the hands of such shareholder, the shareholder should in general recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the portion of the adjusted basis in PFC Common Stock allocable to the fractional share interest.

         Basis of HUBCO Common Stock. The basis of HUBCO Common Stock received by a PFC shareholder who receives solely HUBCO Common Stock will be the same as the basis of such shareholder's PFC Common Stock surrendered in exchange therefor.

         Holding Period. The holding period of shares of HUBCO Common Stock received in the Merger by holders of PFC Common Stock will include the period during which such shares of PFC Common Stock surrendered in exchange therefor were held by the holder thereof, provided such shares of PFC Common Stock were held as capital assets.

No Dissenters' Rights

         Stockholders of PFC do not have dissenters' rights of appraisal in connection with the Merger. Under the DGCL, stockholders of a Delaware corporation who dissent from a merger or consolidation of the corporation may be entitled to appraisal rights, unless such corporation's shares are either (i) listed on a national securities exchange or designated as a national market system security on an inter dealer quotation system by the National Association of Securities Dealers, Inc., or (ii) held of record by more than 2,000 stockholders, where such stockholders receive only shares of stock or depository receipts of the corporation surviving or resulting from the merger or consolidation of shares of stock or depository receipts of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an inter dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders (or cash in lieu of fractional share interests thereon). Since the PFC Common Stock and the HUBCO Common Stock to be received pursuant to the Merger are presently listed on the NASDAQ/NMS, the stockholders of PFC are not entitled to appraisal rights.

                         PRO FORMA FINANCIAL INFORMATION

              Pro Forma Unaudited Combined Condensed Balance Sheet
                                of HUBCO and PFC

         The following pro forma unaudited combined condensed balance sheet combines the historical consolidated balance sheets of HUBCO and PFC giving effect to the Merger which will be accounted for as a pooling of interests, as if the Merger had been effective on September 30, 1997 and the pro forma adjustments described in the notes to pro forma financial information. The information set forth below should be read in conjunction with the historical consolidated financial statements of HUBCO and PFC, including their respective notes thereto, certain of which are incorporated by reference in this Proxy Statement (see "INFORMATION DELIVERED AND INCORPORATED BY REFERENCE"), and in conjunction with the condensed consolidated historical financial information, including the notes thereto, appearing elsewhere in this Proxy Statement. Anticipated cost savings net of expected Merger-related expenses and restructuring charges are not expected to be material and therefore the pro forma financial data does not give effect to these items. The pro forma financial data does not take into account HUBCO's acquisitions of MSB, expected to close in the second quarter of 1998, Security National, scheduled to close on or about February 5, 1998, or Southington, which closed on January 8, 1998. None of the acquisitions had closed as of September 30, 1997 and none are sufficiently material to HUBCO under SEC rules to require inclusion in this Proxy Statement-Prospectus of financial statements or pro forma presentation regarding the entity to be acquired. The pro forma financial data is not necessarily indicative of the actual financial position that would have occurred had the Merger been consummated on September 30, 1997 or that may be obtained in the future.

Pro forma Unaudited Combined Condensed Balance Sheet
As of September 30, 1997
(Dollars in thousands, except per share data)

                                                                                   Pro forma                  Pro forma
                                                     HUBCO            PFC           Adjustments                 Combined
                                                 -------------------------------------------------------------------------
Assets:
Cash and due from banks                          $    165,157     $     7,956                                  $    173,113
Federal funds sold                                    100,000              --                                       100,000
Securities                                            886,850         181,188          (4,341)(3)(iv)           1,063,697
Loans                                               1,781,414         656,961                                     2,438,375
Less:  Allowance for loan losses                      (37,622)        (8,834)                                       (46,456)
                                                                           --                                           --
                                                 -------------      ----------                                 -------------
   Total loans                                      1,743,792         648,127                                     2,391,919
                                                 -------------     -----------                                 -------------
Other assets                                          124,657          46,710                                       171,367
Intangibles, net of amortization                       25,578              --                                        25,578
                                                 =============     ===========     =================           =============
     Total Assets                                $  3,046,034      $  883,981      $   (4,341)                 $  3,925,674
                                                 =============     ===========     =================           =============

Liabilities and Stockholders' Equity
Deposits:
     Noninterest bearing                         $    581,402      $   34,216      $       --                  $    615,618
     Interest bearing                               1,716,919         577,515                                     2,294,434
                                                 -------------     -----------     ------------------          -------------
         Total Deposits                             2,298,321         611,731                                     2,910,052
                                                 -------------     -----------     ------------------          -------------
Borrowings                                            362,354         184,939                                       547,293
Other liabilities                                      23,466          12,875            (318) (3)(v)                36,023
                                                 -------------     -----------     ------------------          -------------
     Total Liabilities                              2,684,141         809,545            (318)                    3,493,368
Subordinated debt                                     100,000              --                                       100,000
Capital Trust Securities                               50,000              --                                        50,000
Stockholders' Equity:
     Preferred stock                                    2,216              --                                         2,216
     Common stock                                      38,448             127           6,824   (3))                 45,399
     Additional paid in capital                        83,959          66,763         (12,340) (3)(v)(vi)           138,382
     Retained earnings                                 80,518           9,264                                        89,782
     Treasury Stock                                        --          (1,937 )         1,937   (3)                      --
     Restricted stock                                    (486)            --               --                          (486)
     Unrealized gain on securities
       available for sale                               7,238             219            (444) (3)(vi)                7,013
                                                 -------------     -----------     ----------------------      -------------
         Total Stockholders' Equity                   211,893          74,436          (4,023)                      282,306
                                                 =============     ===========     ======================      =============
Total Liabilities and Capital                     $ 3,046,034       $ 883,981       $  (4,341)                 $  3,925,674
                                                 =============     ===========     ======================      =============

Common shares issued (in thousands)                    22,273          12,700                                        26,182
Common shares outstanding (in thousands)               22,273          12,595                                        26,182

Common and common equivalent shares
outstanding (in thousands)  -maximum                   23,042                                                        26,951
                            -minimum                   23,042                                                        26,707
Book value per common and common
equivalent share - maximum                            $  9.20                                                  $      10.47
                 - minimum                               9.20                                                         10.57

See notes to pro forma financial information.

         Pro Forma Unaudited Combined Condensed Statements of Income of
                                  HUBCO and PFC

         The following pro forma unaudited combined condensed statements of income combine the historical consolidated statements of income of HUBCO and PFC giving effect to the Merger which will be accounted for as a pooling of interests, as if the Merger had occurred on the first day of the applicable periods indicated herein, and the pro forma adjustments described in the notes to the pro forma combined financial statements. The information set forth below should be read in conjunction with the condensed consolidated historical and other pro forma financial information, including the notes thereto, incorporated by reference or appearing elsewhere in this Proxy Statement. Anticipated cost savings net of expected Merger-related expenses and restructuring charges are not expected to be material and therefore the pro forma financial data does not give effect to these items. The pro forma financial data does not take into account HUBCO's acquisitions of MSB, expected to close in the second quarter of 1998, Security National, scheduled to close on or about February 5, 1998 or Southington, which closed on January 8, 1998. None of the acquisitions had closed as of September 30, 1997 and none are sufficiently material to HUBCO under SEC rules to require inclusion in this Proxy Statement-Prospectus of financial statements or pro forma presentation regarding the entity to be acquired. The pro forma financial data is not necessarily indicative of the actual financial position that would have occurred had the Merger been consummated on September 30, 1997 or that may be obtained in the future.

         The pro forma results of operations for PFC includes the effect of reducing PFC's valuation allowance with respect to federal deferred tax assets. Considering the combined operating results, it is unlikely that HUBCO would have established a valuation allowance with respect to its federal deferred tax assets had the companies always been combined. The pro forma unaudited combined statements of income have been adjusted to reflect what the changes in the valuation allowance would have been had the companies always been combined.

Pro forma Unaudited Combined Condensed Statement of Income
For the Nine Months Ended September 30, 1997
(Dollars  in thousands, except per share data)

                                                                                                             Pro forma
                                                       HUBCO                        PFC                        Combined
                                                  -----------------         --------------------           -----------------
Interest on loans                                    $ 120,579                     $41,020                   $  161,599
Interest on securities                                  43,860                       8,680                       52,540
Other interest income                                      810                          45                          855
                                                     ----------                    --------                  -----------
     Total Interest Income                             165,249                      49,745                      214,994
                                                     ----------                    --------                  -----------
Interest on deposits                                    41,000                      20,873                       61,873
Interest on borrowings                                  17,772                       8,279                       26,051
                                                     ----------                    --------                  -----------
     Total Interest Expense                             58,772                      29,152                       87,924
                                                     ----------                    --------                  -----------
         Net Interest Income                           106,477                      20,593                      127,070

Provision for possible loan losses                       5,027                         950                        5,977
Noninterest income                                      28,993                       2,753                       31,746
Noninterest expense                                     70,165                      16,689                       86,854
                                                     ----------                    --------                  -----------
     Income before income taxes                         60,278                       5,707                       65,985
Income tax provision                                    23,860                       2,325                       26,185
                                                     ----------                    --------                  -----------
     Net Income                                      $  36,418                     $ 3,382                   $   39,800
                                                     ==========                    ========                  ===========
Earnings per share:
     Primary - maximum                               $    1.55                     $  0.26                   $     1.45
     Primary - minimum                                    1.55                        0.26                         1.47
     Fully Diluted - maximum                              1.55                        0.25                         1.45
     Fully Diluted - minimum                              1.55                        0.25                         1.47

Weighted Average Shares Outstanding
(in thousands):
     Primary - maximum                                  23,471                      13,154                       27,380
     Primary - minimum                                  23,471                      13,154                       27,136
     Fully Diluted - maximum                            23,471                      13,353                       27,380
     Fully Diluted - minimum                            23,471                      13,353                       27,136
See notes to pro forma financial information.

Pro forma Unaudited Combined Condensed Statement of Income For the Year Ended December 31, 1996 (Dollars in thousands, except per share data)

                                                                                                              Pro forma
                                                       HUBCO                        PFC                        Combined
                                                  -----------------         --------------------           -----------------
Interest on loans                                    $ 149,548                     $51,907                   $  201,455
Interest on securities                                  53,581                      11,566                       65,147
Other interest income                                    1,053                         147                        1,200
                                                     ----------                    --------                  -----------
     Total Interest Income                             204,182                      63,620                      267,802
                                                     ----------                    --------                  -----------
Interest on deposits                                    62,704                      25,834                       88,538
Interest on borrowings                                  10,124                      12,023                       22,147
                                                     ----------                    --------                  -----------
     Total Interest Expense                             72,828                      37,857                      110,685
                                                     ----------                    --------                  -----------
         Net Interest Income                           131,354                      25,763                      157,117

Provision for loan losses                               12,295                         850                       13,145


Noninterest income                                      30,276                       1,462                       31,738
Noninterest expense                                    116,239                      23,976                      140,215
                                                     ----------                    --------                  -----------
     Income before income taxes                         33,096                       2,399                       35,495
Income tax provision                                    11,599                         963                       12,562
                                                     ----------                    --------                  -----------
     Net Income                                      $  21,497                     $ 1,436                   $   22,933
                                                     ==========                    ========                  ===========

Earnings per share:
     Primary - maximum                               $    0.90                     $  0.11                   $     0.83
     Primary - minimum                                    0.90                        0.11                         0.83
     Fully Diluted - maximum                              0.90                        0.11                         0.83
     Fully Diluted - minimum                              0.90                        0.11                         0.83

Weighted Average Shares Outstanding:
(in thousands)
     Primary - maximum                                  23,882                      12,910                       27,791
     Primary - minimum                                  23,882                      12,910                       27,547
     Fully Diluted - maximum                            23,882                      12,919                       27,791
     Fully Diluted - minimum                            23,882                      12,919                       27,547

See notes to pro forma financial information.


Pro forma Unaudited Combined Condensed Statement of Income For the Year Ended December 31, 1995 (Dollars in thousands, except per share data)

                                                                                                               Pro forma
                                                       HUBCO                         PFC                       Combined
                                                  -----------------         ----------------------          ----------------

Interest on loans                                    $ 147,087                     $   45,496                 $ 192,583
Interest on securities                                  54,929                         13,278                    68,207
Other interest income                                    1,635                            185                     1,820
                                                     ----------                    -----------                ----------
     Total Interest Income                             203,651                         58,959                   262,610
                                                     ----------                    -----------                ----------
Interest on deposits                                    61,677                         24,321                    85,998
Interest on borrowings                                   8,763                         11,154                    19,917
                                                     ----------                    -----------                ----------
     Total Interest Expense                             70,440                         35,475                   105,915
                                                     ----------                    -----------                ----------
         Net Interest Income                           133,211                         23,484                   156,695

Provision for loan losses                                9,515                          1,525                    11,040

Noninterest income                                      28,225                        (5,914)                    22,311
Noninterest expenses                                   102,842                         18,269                   121,111
                                                     ----------                    -----------                ----------
     Income before income taxes                         49,079                        (2,224)                    46,855
Income tax provision (benefit)                          14,514                          (639)                    13,875
                                                     ----------                    -----------                ----------
     Net Income (loss)                               $  34,565                     $  (1,585)                 $  32,980
                                                     ==========                    ===========                ==========


Earnings per share:
     Primary - maximum                               $    1.41                     $   (0.12)                 $    1.15
     Primary - minimum                                    1.41                         (0.12)                      1.16
     Fully Diluted - maximum                              1.40                         (0.12)                      1.15
     Fully Diluted - minimum                              1.40                         (0.12)                      1.16

Weighted Average Shares Outstanding:
(in thousands)
     Primary - maximum                                  24,274                         12,855                    28,183
     Primary - minimum                                  24,274                         12,855                    27,939
     Fully Diluted - maximum                            24,797                         12,877                    28,707
     Fully Diluted - minimum                            24,797                         12,877                    28,462

Net income as previously reported                    $  34,565                     $   16,262                 $  50,827

Adjustments to income tax benefit                         -                           (17,847 )                 (17,847 )
                                                     ----------                    -----------                ----------

Net income (loss) as reported herein                 $  34,565                     $  (1,585)                 $  32,980
                                                     ==========                    ===========                ==========

See notes to pro forma financial information.

Pro forma Unaudited Combined Condensed Statement of Income For the Year Ended December 31, 1994 (Dollars in thousands, except per share data)

                                                                                                           Pro forma
                                                       HUBCO                        PFC                        Combined
                                                  -----------------         --------------------           -----------------
Interest on loans                                    $  116,593                     $36,593                  $  153,186
Interest on securities                                   52,488                      12,915                      65,403
Other interest income                                     1,848                          28                       1,876
                                                     -----------                    --------                 -----------
     Total Interest Income                              170,929                      49,536                     220,465
                                                     -----------                    --------                 -----------
Interest on deposits                                     47,853                      17,454                      65,307
Interest on borrowings                                    5,273                      10,166                      15,439
                                                     -----------                    --------                 -----------
     Total Interest Expense                              53,126                      27,620                      80,746
                                                     -----------                    --------                 -----------
         Net Interest Income                            117,803                      21,916                     139,719

Provision for loan losses                                 9,309                         120                       9,429


Noninterest income                                       22,420                       2,851                      25,271
Noninterest expenses                                     94,931                      17,980                     112,911
                                                     -----------                    --------                 -----------
     Income before income taxes                          35,983                       6,667                      42,650
Income tax provision (benefit)                           12,595                       2,693                      15,288
                                                     -----------                    --------                 -----------
     Net Income (loss)                               $   23,388                     $ 3,974                  $   27,362
                                                     ===========                    ========                 ===========

Earnings per share:
     Primary - maximum                               $     1.00                     $  0.31                  $     1.00
     Primary - minimum                                     1.00                        0.31                        1.01
     Fully Diluted - maximum                               0.99                        0.31                        1.00
     Fully Diluted - minimum                               0.99                        0.31                        1.00

Weighted Average Shares Outstanding:
(in thousands)
     Primary - maximum                                   22,969                      12,746                      26,878
     Primary - minimum                                   22,969                      12,746                      26,634
     Fully Diluted - maximum                             23,589                      12,721                      27,498
     Fully Diluted - minimum                             23,589                      12,721                      27,255

Net Income as previously reported                    $   23,388                     $ 6,517                  $   29,905

Adjustments to income tax benefit                            --                      (2,543 )                    (2,543 )
                                                     -----------                    --------                 -----------

Net income as reported herein                        $   23,388                     $ 3,974                  $   27,362
                                                     ===========                    ========                 ===========

Notes to Pro Forma Financial Information

(1) Pro forma financial information assumes the Merger was consummated as of September 30, 1997 for the pro forma unaudited combined condensed balance sheet and as of the beginning of each of the periods indicated for the pro forma unaudited combined condensed statements of income. The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities.


(2) It is assumed that the Merger will be accounted for on a pooling-of-interests accounting basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, a Maximum Exchange Ratio of 0.32 and a Minimum Exchange Ratio of 0.30 shares of HUBCO Common Stock for each of the 12,595,325 shares of PFC Common Stock which were outstanding at September 30, 1997.

(3) The pro forma financial information presented herein gives effect to the cancellation of 377,500 shares owned by HUBCO of PFC Common Stock at a cost of $3,579,066 and unrealized gain of $762,184 and the cancellation of 105,000 shares of PFC Common Stock held in PFC's treasury at a cost of $1,936,875.

         In summary, the pro forma information reflects adjustments for the Merger accounted for using the pooling-of-interests accounting method assuming the Maximum Exchange Ratio, as follows:


                                                                                          ($ in 000's)
               (i)      Issuance of 3,909,704 shares of HUBCO common stock
                        (stated value of $1.778 per share)                               $  6,951

               (ii)     Elimination of 12,700,325 shares of PFC common stock
                        ($0.01 par value)                                                       (127)
                                                                                         -------------
                                          Adjustment to common stock                            6,824

               (iii)    Eliminate PFC's treasury stock                                          1,937

               (iv)     Eliminate HUBCO's investment in PFC common stock                        4,341

               (v)      Tax  effect on  unrealized  gain on HUBCO's  investment  in PFC
                        Common Stock                                                            (318)

               (vi)     Elimination  of  unrealized  gain on  securities  available for sale related to HUBCO's  ownership and PFC Common Stock, net of
                        tax                                                                     (444)
                                                                                         -------------
                                         Adjustment   offset  to  additional   paid-in      $ 12,340
                                         capital

(4) Earnings per share data has been computed based on the combined historical net income applicable to common shareholders of HUBCO using the historical weighted average shares outstanding of HUBCO Common Stock for the given period and the Common Stock to be issued in connection with the Merger.

(5) The pro forma information presented above does not reflect HUBCO's pending acquisitions of The Bank of Southington, Security National Bank & Trust Company of New Jersey and MSB Bancorp, Inc. See "CERTAIN INFORMATION REGARDING HUBCO - Recent Developments". Southington is a $135 million asset bank, the shareholders of which received .618 shares of HUBCO Common Stock for each share of Southington Common Stock. Security National is an $86 million asset bank, the shareholders of which are to be paid $34.00 in cash for each share of Security National Common Stock. MSB is a $774 million asset bank, the shareholders of which are to receive between .97 and 1.03 shares of HUBCO Common Stock for each share of MSB Common Stock.

                       DESCRIPTION OF HUBCO CAPITAL STOCK


General

         The authorized capital stock of HUBCO presently consists of 53,045,000 shares of HUBCO Common Stock and 10,300,000 shares of preferred stock. As of December 1, 1997, 21,530,237 shares of HUBCO Common Stock were issued and
outstanding,   and  1,250  shares  of  HUBCO  Series  B  Preferred   Stock  were
outstanding.

         Under the terms of HUBCO's Certificate of Incorporation, the Board of Directors has authority at any time (i) to divide any or all of the authorized but unissued shares of preferred stock into series and determine the designations, number of shares, relative rights, preferences and limitations of any such series and (ii) to increase the number of shares of any such series previously determined by it and to decrease such previously determined number of shares to a number not less than that of the shares of such series then outstanding. HUBCO Series A Convertible Preferred Stock was issued pursuant to such authority in connection with HUBCO's acquisition of Washington Bancorp, Inc. on July 1, 1994; no HUBCO Series A Preferred Stock remains outstanding. In December, 1996, as part of the acquisition of Westport Bancorp, Inc. on December 13, 1997, HUBCO issued HUBCO Series B Convertible Preferred Stock; 1,250 shares of HUBCO Series B Convertible Preferred Stock remain outstanding as December 1, 1997. See " -- Description of HUBCO Preferred Series B Stock".

         HUBCO's Certificate of Incorporation authorizes the Board of Directors of HUBCO (except in connection with certain business combinations), from time to time and without further shareholder action, to issue new shares of authorized but unissued HUBCO Common Stock or preferred stock. Because of its broad discretion with respect to the creation and issuance of HUBCO Common Stock or preferred stock without shareholder approval, the Board of Directors could adversely affect the voting power of holders of HUBCO Common Stock or preferred stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to gain control of HUBCO.

Description of HUBCO Common Stock

         The following description of the HUBCO Common Stock sets forth certain general terms of the HUBCO Common Stock. For an additional description relating to the HUBCO Common Stock, see "COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF PFC AND HUBCO".

         Dividend Rights

         The holders of HUBCO Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors of HUBCO out of funds legally available therefore subject to the preferential dividend rights of any preferred stock that may be outstanding. The only statutory limitation is that such dividends may not be paid when HUBCO is insolvent. Because funds for the payment of dividends by HUBCO come primarily from the earnings of HUBCO's bank subsidiaries, as a practical matter, restrictions on the ability of HUB and Lafayette to pay dividends act as restrictions on the amount of funds available for the payment of dividends by HUBCO.

         As a New Jersey chartered commercial bank, HUB is subject to the restrictions on the payment of dividends contained in the NJBA. Under the NJBA, HUB may pay dividends only out of retained earnings, and out of surplus to the extent that surplus exceeds 50% of stated capital. Under the CBL, Lafayette may pay dividends only from its net profits, and the total of all dividends in any calendar year may not (unless specifically approved by the Commissioner) exceed the total of its net profits of that year combined with its retained net profits of the preceding two years. Under the Financial Institutions Supervisory Act, the FDIC has the authority to prohibit a state-chartered bank from engaging in conduct which, in the FDIC's opinion, constitutes an unsafe or unsound banking practice. Under certain circumstances, the FDIC could claim that the payment of a dividend or other distribution by HUB or Lafayette to HUBCO constitutes an unsafe or unsound practice.

         HUBCO is also subject to certain FRB policies which may, in certain circumstances, limit its ability to pay dividends. The FRB policies require, among other things, that a bank holding company maintain a minimum capital base. The FRB would most likely seek to prohibit any dividend payment which would reduce a holding company's capital below these minimum amounts.

         At September 30, 1997, HUB had $125.9 million available for the payment of dividends to HUBCO, and as of September 30, 1997 Lafayette had $20.0 million available for the payment of dividends to HUBCO. At September 30, 1997, HUBCO had $146.0 million available for shareholder dividends, the payment of which would not reduce any of its capital ratios below the minimum regulatory requirements.

         Voting Rights

         At meetings of stockholders, holders of HUBCO Common Stock are entitled to one vote per share. The quorum for stockholders' meetings is a majority of the outstanding shares entitled to vote represented in person or by proxy. Except as indicated below, all actions and authorizations to be taken or given by stockholders require the approval of a majority of the votes cast by holders of HUBCO Common Stock at a meeting at which a quorum is present.

         The Board of Directors is divided into three classes of directors, each class being as nearly equal in number of directors as possible. Approximately one-third of the entire Board of Directors is elected each year and the directors serve for terms of up to three years, and, in all cases, until their respective successors are duly elected and qualified.

         The exact number of directors and the number constituting each class is fixed from time to time by resolution adopted by a majority of the entire Board of Directors. Stockholders may remove any director from office for cause. The affirmative vote of at least three-quarters of the shares of HUBCO entitled to vote thereon is required to amend or repeal the provisions of HUBCO's Certificate of Incorporation relating to the classification of the Board of Directors and the removal of directors.

         HUBCO's Certificate of Incorporation contains a "minimum price" provision. In the event a "related person" (defined in the Certificate of Incorporation to include persons who, together with their affiliates, own 10% or more of HUBCO's Common Stock) proposes to enter into a Business Combination (as defined in the Certificate of Incorporation) with HUBCO, the proposed transaction will require the affirmative vote of at least three-quarters of the outstanding shares entitled to vote on the transaction, unless either (i) the proposed transaction is first approved by a majority of HUBCO's Board of Directors, or (ii) the stockholders of HUBCO are offered consideration in an amount equal to or in excess of an amount determined in accordance with a formula contained in the Certificate of Incorporation. If either of these tests are met, the proposed transaction need only be approved by the vote otherwise required by law, the Certificate of Incorporation and any agreement with a national securities exchange.

         Liquidation Rights

         In the event of liquidation, holders of HUBCO Common Stock are entitled to receive ratably any assets distributed to stockholders, except that if shares of preferred stock of HUBCO are outstanding at the time of liquidation, such shares of preferred stock may have prior rights upon liquidation.

         Assessment and Redemption

         All outstanding shares of HUBCO Common Stock are fully paid and nonassessable. HUBCO Common Stock is not redeemable at the option of the issuer or the holders thereof.

         Preemptive and Conversion Rights

         Holders of HUBCO Common Stock do not have conversion rights or preemptive rights with respect to any securities of HUBCO.

Description of HUBCO Series B Preferred Stock

         Dividend Rights

         The holders of HUBCO Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of HUBCO out of funds legally available therefore, dividends at a rate to be determined by the Corporation's Board of Directors. All dividends declared on the HUBCO Series B Preferred Stock are pro rata per share and noncumulative. The only statutory limitation is that such dividends may not be paid when HUBCO is insolvent.

         Liquidation Rights

         The holders of HUBCO Series B Preferred Stock are entitled to receive $100.00 per share in the event of any liquidation, dissolution or winding up of HUBCO, subject to the rights of creditors. In the event of liquidation, dissolution or winding up, the preferential amounts with respect to the HUBCO Series B Preferred Stock and any stock on parity with HUBCO Series B Preferred Stock, shall be distributed pro rata in accordance with the aggregate preferential amounts of the HUBCO Series B Preferred Stock and such stock on parity, if any, out of or to the extent of the net assets of HUBCO legally available for such distribution before any distributions are made with respect to any stock junior to the rights of HUBCO Series B Preferred Stock.

         Redemption

         The HUBCO Series B Preferred Stock is not redeemable at the option of the issuer or the holders thereof.

         Preemptive and Conversion Rights

         Holders of HUBCO Series B Preferred Stock have an option to convert such stock into fully paid and nonassessable shares of HUBCO Common Stock. As of September 30, 1997, the conversion rate was 33.2175 shares of Common Stock for each share of HUBCO Series B Preferred Stock (the "Conversion Ratio"). The Conversion Ratio is subject to adjustment upon certain events, including the issuance of HUBCO Common Stock as a dividend with respect to the outstanding HUBCO Common Stock, subdivision or combinations of HUBCO Common Stock, the issuance to holders of HUBCO Common Stock generally of rights or warrants to subscribe for HUBCO Common Stock, or the distribution to holders of HUBCO Common Stock generally of evidences of indebtedness, assets (excluding dividends in cash out of retained earnings) or rights or warrants to subscribe for securities of HUBCO other than those mentioned herein. Notwithstanding the foregoing, the Conversion Ratio is not subject to adjustment to the extent HUBCO issues any HUBCO Common Stock in connection with any employee compensation and benefits plans, employee agreements and contracts.

         Voting Rights

         Holders of shares of HUBCO Series B Preferred Stock vote together as a class with holders of HUBCO Common Stock for the election of directors and all other matters to which holders of HUBCO Common Stock are entitled to vote. Each share of HUBCO Series B Preferred Stock is entitled to a number of votes equal to the Conversion Ratio as the same may be adjusted from time to time.


                    COMPARISON OF THE RIGHTS OF STOCKHOLDERS
                                OF PFC AND HUBCO

General

         PFC is a business corporation incorporated in Delaware under the DGCL and HUBCO is a business corporation incorporated in New Jersey under the NJBCA. The rights of PFC stockholders are currently governed by the DGCL. At the Effective Time, each PFC shareholder will become a shareholder of HUBCO and the rights of stockholders of HUBCO are governed by New Jersey corporate law. The following is a comparison of certain provisions of New Jersey corporate law and Delaware corporate law and the respective certificates of incorporation and by-laws of each of PFC and HUBCO. This summary does not purport to be complete and is qualified in its entirety by reference to the DGCL and the NJBCA, which statutes may change from time to time, and the respective certificates of incorporation and by-laws of HUBCO and PFC, which also may be changed.

Voting Requirements

         Under the New Jersey Business Corporation Act, unless a greater vote is specified in the certificate of incorporation, any amendment to a New Jersey corporation's certificate of incorporation, the voluntary dissolution of the corporation, or the sale or other disposition of all or substantially all of its assets other than in the ordinary course of business or the merger or consolidation of the corporation with another corporation, requires in each case the affirmative vote of a majority of the votes cast by stockholders of the corporation entitled to vote thereon. The HUBCO Certificate contains a "minimum price" provision which requires the affirmative vote of 75% of the outstanding shares entitled to vote on certain transactions involving "related persons" unless the proposed transaction is either first approved by a majority of the HUBCO Board or the stockholders of HUBCO are offered consideration in an amount equal to or in excess of an amount determined in accordance with a formula contained in the HUBCO Certificate. See "DESCRIPTION OF HUBCO CAPITAL STOCK -- Description of HUBCO Common Stock -- Voting Rights."

         Unless otherwise specified in a Delaware corporation's certificate of incorporation (and PFC's Certificate of Incorporation is presently silent on the issue), Delaware law generally provides that an amendment to the certificate of incorporation, a sale or other disposition of all or substantially all of a corporation's assets, or a merger or consolidation of a stock corporation with another stock corporation requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon (with respect to the amendment, the affirmative vote of a majority of the outstanding shares of stock of each class entitled to vote thereon is also required).

         All shareholder voting rights of PFC presently are vested in the holders of PFC Common Stock. All shareholder voting rights of HUBCO presently are vested in the holders of the HUBCO Common Stock.

Preferred Stock

         The authorized capital stock of HUBCO consists of 53,045,000 shares of HUBCO Common Stock and 10,300,000 shares of preferred stock. As of December 1, 1997, 21,530,237 shares of HUBCO Common Stock were issued and outstanding, and 1,250 shares of HUBCO Series B Preferred Stock were outstanding. Under the terms of the HUBCO Certificate, the HUBCO Board has authority at any time to divide any or all of the authorized but unissued shares of preferred stock into series, determine the designations, number of shares, relative rights, preferences, and limitations of any such series and authorize the issuance of such series. See "DESCRIPTION OF HUBCO CAPITAL STOCK -- General."

         PFC does not have any issued or outstanding preferred stock.

Classified Board of Directors

         The NJBCA permits a New Jersey corporation to provide for a classified board. HUBCO currently has a classified Board of Directors. The Board is divided into three classes, with one class of directors generally elected for a three-year term at each annual meeting.

         The DGCL permits a Delaware corporation to provide for the classification of directors in its certificate of incorporation. PFC's Certificate of Incorporation contains such a provision and divides the PFC Board into three classes, to be as nearly equal in number of directors as possible, and with one class of directors generally elected for a three-year term at each annual meeting.

Rights of Dissenting Stockholders

         Stockholders of a New Jersey corporation who dissent from a merger, consolidation, sale of all or substantially all of the corporation's assets or certain other corporate transactions are generally entitled to appraisal rights. No statutory right of appraisal exists, however, where the stock of the New Jersey corporation is (i) listed on a national securities exchange, (ii) is held of record by not less than 1,000 holders, or (iii) where the consideration to be received pursuant to the merger, consolidation or sale consists of cash or securities or other obligations which, after the transaction, will be listed on a national securities exchange or held of record by not less than 1,000 holders. HUBCO's shares are presently held by more than 1,000 holders.

         Stockholders of a Delaware corporation who dissent from a merger or consolidation of the corporation may be entitled to appraisal rights. There are no statutory rights of appraisal with respect to stockholders of a corporation whose shares are either (i) listed on a national securities exchange or designated as a national market system security on an inter dealer quotation system by the National Association of Securities Dealers, Inc., or (ii) held of record by more than 2,000 stockholders, where such stockholders receive only shares of stock or depository receipts of the corporation surviving or resulting from the merger or consolidation or shares of stock or depository receipts of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an inter dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders (or cash in lieu of fractional share interests therein). The exceptions from the Delaware statutory right of appraisal apply to the PFC Common Stock since the PFC Common Stock and the HUBCO Common Stock to be received pursuant to the Merger are presently listed on the NASDAQ/NMS. See "THE MERGER -- No Dissenters Rights of Appraisal".

Shareholder Consent to Corporate Action

         Except as otherwise provided by the certificate of incorporation (and the HUBCO Certificate presently is silent on this issue), the NJBCA permits any action required or permitted to be taken at any meeting of a corporation's stockholders, other than the annual election of directors, to be taken without a meeting upon the written consent of stockholders who would have been entitled to cast the minimum number of votes necessary to authorize such action at a meeting of stockholders at which all stockholders entitled to vote were present and voting. The annual election of directors, if not conducted at a stockholders' meeting, may only be effected by unanimous written consent. Under the NJBCA, a shareholder vote on a plan of merger or consolidation, if not conducted at a stockholders' meeting, may only be effected by either: (i) unanimous written consent of all stockholders entitled to vote on the issue with advance notice to any other stockholders, or (ii) written consent of stockholders who would have been entitled to cast the minimum number of votes necessary to authorize such action at a meeting, together with advance notice to all other stockholders.

         Unless otherwise provided in the certificate of incorporation, Delaware law provides that any corporate action to be taken at any annual or special meeting of stockholders may be taken without a meeting, if a consent in writing to such action is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to approve such action. PFC's Certificate of Incorporation prohibits any corporate action to be taken at an annual or special meeting of stockholders from being taken by written consent.

Dividends

         Unless there are other restrictions contained in its certificate of incorporation (and the HUBCO Certificate presently contains none), the NJBCA generally provides that a New Jersey corporation may declare and pay dividends on its outstanding stock so long as the corporation is not insolvent and would not become insolvent as a consequence of the dividend payment. Because funds for the payment of dividends by HUBCO come primarily from the earnings of HUBCO's bank subsidiaries, as a practical matter, restrictions on the ability of HUB or Lafayette to pay dividends act as restrictions on the amount of funds available for the payment of dividends by HUBCO. At September 30, 1997, HUBCO had approximately $146.0 million available for shareholder dividends. For a description of the regulatory restrictions on dividend payments by HUB and Lafayette, see "DESCRIPTION OF HUBCO CAPITAL STOCK -- Description of HUBCO Common Stock -- Dividend Rights."

         Subject to any restrictions contained in a corporation's certificate of incorporation (and PFC's Certificate of Incorporation is presently silent on this issue), Delaware law generally provides that a corporation may declare and pay dividends out of surplus (defined as net assets minus stated capital) or, when no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

By-laws

         Under the NJBCA, the board of directors of a New Jersey corporation has the power to adopt, amend, or repeal the corporation's by-laws, unless such powers are reserved in the certificate of incorporation to the stockholders (which the HUBCO Certificate presently does not do).

         Under Delaware law, the authority to adopt, amend, or repeal the by-laws of a Delaware corporation is held exclusively by the stockholders entitled to vote, unless such authority is conferred upon the board of directors in the certificate of incorporation, which shall not limit or divest the stockholders of such power. PFC's Certificate of Incorporation and By-laws provide that a majority of the Board of Directors may amend the By-laws.

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
Shareholder Protection Legislation

         The New Jersey Stockholders Protection Act (the "NJSPA") limits certain transactions involving an "interested shareholder" and a "resident domestic corporation." An "interested shareholder" is one that is directly or indirectly a beneficial owner of 10% or more of the voting power of the outstanding voting stock of a resident domestic corporation. The NJSPA prohibits certain business combinations between an interested shareholder and a resident domestic corporation for a period of five years after the date the interested shareholder acquired its stock, unless the business combination was approved by the resident domestic corporation's board of directors prior to the interested shareholder's stock acquisition date. After the five-year period expires, the prohibition on certain business combinations continues unless the combination is approved by the affirmative vote of two-thirds of the voting stock not beneficially owned by the interested shareholder, the combination is approved by the board prior to the interested shareholder's stock acquisition date or certain fair price provisions are satisfied.

         Section 203 of the DGCL, in general, prohibits a "business combination" between a corporation and an "interested stockholder" within three years of the date such stockholder became an "interested stockholder," unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans, or (iii) on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The term "business combination" is defined to include the following transactions between the interested stockholder and the corporation or any direct or indirect majority-owned subsidiary thereof: any merger or consolidation; any sale, lease, exchange, mortgage, pledge, transfer or other disposition (including as part of a dissolution) of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; certain transactions which result in the issuance or transfer by the corporation or such subsidiary of their stock to the interested stockholders; certain transactions that would increase the interested stockholder's proportion of share ownership of the stock of any class or series of the corporation or such subsidiary; and any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any such subsidiary. In general, and subject to certain exceptions, an "interested stockholder" is any person who (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within a three-year period, and
(iii) the affiliates or associates of such a person. The term "owner" is broadly defined to include any person that individually or with or through its affiliates or associates, among other things, beneficially owns such stock, or has the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote such stock pursuant to any agreement, arrangement or understanding, or has an agreement, arrangement or understanding with the beneficial owner of such stock for the purpose of acquiring, holding, voting or disposing of such stock. The restrictions of Section 203 generally do not apply, among other instances, to corporations that have elected, in the manner provided therein, not to be subject to such Section or in the case of a corporation that does not have a class of voting stock that is listed on a national securities exchange or authorized for quotation on the NASDAQ or held of record by more than 2,000 stockholders. Section 203 of the DGCL does not apply to this Merger.

Limitations of Liability of Directors and Officers

         Under New Jersey law, a corporation may include in its certificate of incorporation a provision which would, subject to the limitations described below, eliminate or limit directors' or officers' liability to the corporation or its stockholders for monetary damage for breaches of their fiduciary duty as a director. A similar provision under Delaware law applies to directors, but not officers.

         Under New Jersey law, a director or officer cannot be relieved from liability or otherwise indemnified for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the corporation or its stockholders, (ii) not in good faith or involving a knowing violation of law, or (iii) resulting in receipt by such
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

person of an improper personal benefit. HUBCO's Certificate of Incorporation contains a provision which limits a director's or officer's liability to the full extent permitted by New Jersey law.

         PFC's Certificate of Incorporation provides that PFC has the power to indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL. Under Delaware law, a director cannot be relieved of liability (i) for breaches of the duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions, or (iv) for transactions from which such director derived an improper personal benefit.


                              SHAREHOLDER PROPOSALS

         The Merger may be consummated prior to the 1998 Annual Meeting of Stockholders of PFC, in which event there would be no PFC Annual Meeting. In the event PFC holds a 1998 Annual Meeting of Stockholders, unless such 1998 meeting is delayed, any proposal which a PFC shareholder wishes to have included in the proxy materials of PFC must have been presented to PFC not later than November 20, 1997. No such proposal was received prior to November 20, 1997.


                                  OTHER MATTERS

         As of the date of this Proxy Statement, the PFC Board of Directors knows of no other matters to be presented for action by the stockholders at the Meeting. If any other matters are properly presented, however, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment on such matters.


                                  LEGAL OPINION

         Certain legal matters relating to the issuance of the shares of HUBCO Common Stock offered hereby will be passed upon by Pitney, Hardin, Kipp & Szuch, counsel to HUBCO. Attorneys in the law firm of Pitney, Hardin, Kipp & Szuch, beneficially owned 791 shares of HUBCO Common Stock as of December 4, 1997.


                                     EXPERTS

         The consolidated financial statements of PFC, incorporated herein by reference from PFC's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of HUBCO as of December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

         Deloitte & Touche LLP will have a representative at the Meeting who will have an opportunity to make a statement if such representative desires, and who will be available to respond to appropriate questions.

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


                                                                      Appendix A


                  AMENDED AND RESTATED AGREEMENT PLAN OF MERGER


                  THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of October 22, 1997 (this "Agreement"), is among HUBCO, Inc. ("HUBCO"), a New Jersey corporation and registered bank holding company, Poughkeepsie Financial Corp. a Delaware corporation and registered savings and loan holding company ("PFC"), and Bank of the Hudson, a Federal savings bank wholly owned by PFC ("BTH").

                  WHEREAS, the respective Boards of Directors of HUBCO and PFC have each determined that it is in the best interests of HUBCO and PFC and their respective stockholders for HUBCO to acquire PFC by merging PFC with and into HUBCO with HUBCO surviving and PFC shareholders receiving the consideration hereinafter set forth; and

                  WHEREAS, the respective Boards of Directors of PFC, HUBCO and BTH have each duly adopted and approved this Agreement and the Board of Directors of PFC has directed that it be submitted to PFC's shareholders for approval; and

                  WHEREAS, as a condition for HUBCO to enter into this Agreement, HUBCO has required that it receive an option on certain authorized but unissued shares of PFC Common Stock (as hereinafter defined) and, simultaneously with the execution of this Agreement, PFC is issuing an option to HUBCO (the "HUBCO Stock Option") to purchase 2,000,000 shares of the authorized and unissued PFC Common Stock at an option price of $7.875 per share, subject to adjustment and subject to the terms and conditions set forth in the agreement governing the HUBCO Stock Option; and

                  WHEREAS, HUBCO, PFC and BTH originally entered into this Agreement on October 22, 1997 and subsequently determined that the definition of "Median Pre-Closing Price" in this Agreement should be modified to include the concept of a Weighted Average Daily Price; and

                  WHEREAS, HUBCO, and PFC have amended and restated this Agreement on December 10, 1997 to reflect such changes;

                  NOW, THEREFORE, intending to be legally bound, the parties hereto hereby agree as follows:


                             ARTICLE I - THE MERGER

                  1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as hereafter defined), PFC shall be merged with and into HUBCO (the "Merger") in accordance with the Delaware General Corporation Law (the "DGCL") and the New Jersey Business Corporation Act (the "NJBCA"), and HUBCO shall be the surviving corporation (the "Surviving Corporation").

                  1.2 Effect of the Merger. At the Effective Time, the Surviving Corporation shall be considered the same business and corporate entity as each of HUBCO and PFC and thereupon and thereafter, all the property, rights, privileges, powers and franchises of each of HUBCO and PFC shall vest in the Surviving Corporation and the Surviving Corporation shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of HUBCO and PFC and shall have succeeded to all of each of their relationships, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Corporation. In addition, any reference to either of HUBCO and PFC in any contract or document, whether executed or taking effect before 2or after the Effective Time, shall be considered a reference to the Surviving Corporation if not inconsistent with the other provisions of the contract or document; and any pending action or other judicial proceeding to which either of HUBCO or PFC is a party shall not be deemed to have abated or to have discontinued by reason of the Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Merger had not been made; or the Surviving Corporation may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of HUBCO or PFC if the Merger had not occurred.

                  1.3  Certificate of  Incorporation.  As of the Effective Time,
the certificate of incorporation of HUBCO shall be the certificate of incorporation of the Surviving Corporation until otherwise amended as provided by law.

                  1.4 By-laws. As of the Effective Time, the By-laws of HUBCO shall be the By-laws of the Surviving Corporation until otherwise amended as provided by law.

                  1.5 Directors and Officers. As of the Effective Time, the directors of HUBCO (including the directors appointed pursuant to Section 5.18 hereof) shall be the directors of the Surviving Corporation. As of the Effective Time, the officers of HUBCO shall be the officers of the Surviving Corporation.

                  1.6 Closing Date, Closing and Effective Time. Unless a different date, time and/or place are agreed to by the parties hereto, the closing of the Merger (the "Closing") shall take place at 10:00 a.m., at the offices of Pitney, Hardin, Kipp & Szuch, 200 Campus Drive, Florham Park, New Jersey, on a date determined by HUBCO on at least seven business days notice (the "Closing Notice") given to PFC, which date (the "Closing Date") shall be not later than 15 business days following the receipt of all necessary regulatory and governmental approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI hereof (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing). In the Closing Notice, HUBCO shall specify the "Determination Date" for purposes of determining the Median Pre-Closing Price (as hereinafter defined), which date shall be not less than seven business days nor more than ten business days prior to the Closing Date set forth in the Closing Notice. The Merger shall become effective (and be consummated) upon the later of the filing of certificates of merger, in form and substance satisfactory to HUBCO and PFC, with the Secretary of State of the State of New Jersey (the "New Jersey Certificate of Merger") and with the Secretary of State of the State of Delaware (the "Delaware Certificate of
Merger"). The term "Effective Time" shall mean the close of business on the first day when the certificates of merger in both New Jersey and Delaware have been so filed. Immediately following the Closing, the New Jersey Certificate of Merger shall be filed with the New Jersey Secretary of State and the Delaware Certificate of Merger shall be filed with the Delaware Secretary of State.


               ARTICLE II - CONVERSION OF PFC SHARES AND OPTIONS

                  2.1 Conversion of PFC Common Stock. Each share of common stock, $.01 par value, of PFC ("PFC Common Stock"), issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted as follows:

                           (a) Exchange Ratio. Subject to the provisions of this
Section 2.1, each share of PFC Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 2.1(d)) shall be converted at the Effective Time into the number of shares of Common Stock, no par value, of HUBCO ("HUBCO Common Stock") equal to the exchange ratio (the "Exchange Ratio") determined as follows:

                           (i) If the Median Pre-Closing Price (as hereinafter defined) is equal to or greater than $33.33, the Exchange Ratio shall be 0.300;

                           (ii) If the Median Pre-Closing Price is less than $33.33 but greater than $31.25, the Exchange Ratio shall be equal to the quotient obtained by dividing $10.00 by the Median Pre-Closing Price and rounding the result to the nearest one-thousandth; and

                           (iii) If the Median Pre-Closing Price is equal to or less than $31.25, the Exchange Ratio shall be 0.320; provided, however, that if the Median Pre-Closing Price is less than $25.75, the Board of Directors of PFC shall have the right, exercisable only until 11:59 p.m. on the third business day following the Determination Date (or the third business day following receipt by PFC of the Closing Notice, if later), to terminate this Agreement by giving HUBCO notice of such termination, referring to this Section 2.1, and this Agreement shall be terminated pursuant to such notice and Section 7.1(i), effective as of 11:59 p.m. on the third business day following receipt of such notice by HUBCO, unless prior to 11:59 p.m. on the third business day following receipt of such termination notice, HUBCO sends notice to PFC agreeing that the Exchange Ratio shall be equal to the quotient obtained by dividing $8.24 by the Median Pre-Closing Price.

                           The "Median  Pre-Closing Price" of HUBCO Common Stock
shall mean the Median Price (as hereinafter defined) calculated based upon the Weighted Average Daily Price (as hereinafter defined) of HUBCO Common Stock during the 10 trading days ending on and including the Determination Date. The "Weighted Average Daily Price" shall mean the weighted average of sales prices of HUBCO Common Stock as reported by Bloomberg LP, or another source as mutually agreed upon by HUBCO and PFC, with respect to a trading day. The "Median Price" shall be determined by taking the price half-way between the Weighted Average Daily Prices left after discarding the 4 lowest and 4 highest Weighted Average Daily Prices in the 10 day period. A trading day shall mean a day for which Bloomberg LP reports transactions for HUBCO Common Stock.

                           (b) Conversion of PFC Certificates.  At the Effective
Time, all shares of PFC Common Stock (other than those cancelled pursuant to Section 2.1(d)) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate previously evidencing any such shares (other than those cancelled pursuant to Section 2.1(d)) shall thereafter represent the right to receive the Merger Consideration (as defined in Section 2.2(b)). The holders of such certificates previously evidencing such shares of PFC Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of PFC Common Stock except as otherwise provided herein or by law. Such certificates previously evidencing such shares of PFC Common Stock (other than those cancelled pursuant to Section 2.1(d)) shall be exchanged for certificates evidencing shares of HUBCO Common Stock issued pursuant to this Article II, upon the surrender of such certificates in accordance with this Article II. No fractional shares of HUBCO Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 2.2(e).

                           (c) Capital  Changes.  If between the date hereof and
the Effective Time the presently outstanding shares of HUBCO Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, stock split, reclassification, recapitalization, merger, combination or exchange of shares, the Exchange Ratio and the definition of Weighted Average Daily Price shall be correspondingly adjusted to reflect such stock dividend, stock split, reclassification, recapitalization, merger, combination or exchange of shares; provided, however, that no adjustment shall be made to reflect the 3% stock dividend which has been declared by HUBCO and is payable to HUBCO shareholders of record on November 14, 1997.

                           (d) Treasury  Shares.  All shares of PFC Common Stock
held by PFC in its treasury or owned by HUBCO or by any of HUBCO's wholly-owned subsidiaries, including Hudson United Bank ("HUBank") (other than shares held as trustee or in a fiduciary capacity and shares held as collateral on or in lieu of a debt previously contracted) immediately prior to the Effective Time shall be cancelled.

                  2.2      Exchange of Certificates.

                           (a) Exchange Agent.  As of the Effective Time,  HUBCO
shall deposit, or shall cause to be deposited, with HUBank, Trust Department, or another bank or trust company designated by HUBCO and reasonably acceptable to PFC (the "Exchange Agent"), for the benefit of the holders of shares of PFC Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates evidencing shares of HUBCO Common Stock and cash in such amount such that the Exchange Agent possesses such number of shares of HUBCO Common Stock and such amount of cash as are required to provide all of the consideration required to be exchanged by HUBCO pursuant to the provisions of this Article II (such certificates for shares of HUBCO Common Stock, together with any dividends or distributions with respect thereto, and cash being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the HUBCO Common Stock and cash out of the Exchange Fund in accordance with Section 2.1. Except as contemplated by Section 2.2(f) hereof, the Exchange Fund shall not be used for any other purpose.

                           (b)  Exchange  Procedures.   As  soon  as  reasonably
practicable either before or after the Effective Time but in no event more than five (5) business days after the Effective Time, HUBCO will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of PFC Common Stock (the "Certificates"), (i) a letter of transmittal (the form and substance of which is reasonably agreed to by HUBCO and PFC prior to the Effective Time and which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall have such other provisions as HUBCO may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for certificates evidencing shares of HUBCO Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (x) certificates evidencing that number of whole shares of HUBCO Common Stock which such holder has the right to receive in respect of the shares of PFC Common Stock formerly evidenced by such Certificate in accordance with Section 2.1 and
(y) cash in lieu of fractional shares of HUBCO Common Stock to which such holder may be entitled pursuant to Section 2.2(e) (the shares of HUBCO Common Stock and cash described in clauses (x) and (y) being collectively referred to as the "Merger Consideration") and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of PFC Common Stock which is not registered in the transfer records of PFC, a certificate evidencing the proper number of shares of HUBCO Common Stock and/or cash may be issued and/or paid in accordance with this Article II to a transferee if the Certificate evidencing such shares of PFC Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration. HUBCO shall establish appropriate procedures that will enable holders of unexchanged stock certificates of PFC's predecessors (which certificates represent shares of, or the right to receive shares of, PFC Common Stock) to directly exchange such certificates for the Merger Consideration.

                           (c) Distributions  with Respect to Unexchanged Shares
of HUBCO Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to HUBCO Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of HUBCO Common Stock evidenced thereby, and no other part of the Merger Consideration shall be paid to any such holder, until the holder of such Certificate shall surrender such Certificate (or a suitable affidavit of loss and customary bond). Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates evidencing shares of HUBCO Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of HUBCO Common Stock to which such holder may have been entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date on or after the Effective Time theretofore paid with respect to such shares of HUBCO Common Stock, and
(ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date on or after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of HUBCO Common Stock.

                           (d) No Further Rights in PFC Common Stock. All shares
of HUBCO Common Stock issued and cash paid upon conversion of the shares of PFC Common Stock in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of PFC Common Stock.

                           (e) No Fractional  Shares of HUBCO Common  Stock.  No
certificates or scrip evidencing fractional shares of HUBCO Common Stock shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of HUBCO. Cash shall be paid in lieu of fractional shares of HUBCO Common Stock, based upon the Median Pre-Closing Price of HUBCO Common Stock.

                           (f)  Termination of Exchange Fund. Any portion of the
Exchange Fund which remains undistributed to the holders of PFC Common Stock for two years after the Effective Time shall be delivered to HUBCO, upon demand, and any holders of PFC Common Stock who have not theretofore complied with this
Article II shall thereafter look only to HUBCO for the Merger Consideration, dividends and distributions to which they are entitled.

                           (g) No  Liability.  Neither  HUBCO  nor the  Exchange
Agent shall be liable to any holder of shares of PFC Common Stock for any such shares of HUBCO Common Stock or cash (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                           (h)  Withholding  Rights.  HUBCO shall be entitled to
deduct and withhold, or cause the Exchange Agent to deduct and withhold, from funds provided by the holder or from the consideration otherwise payable pursuant to this Agreement to any holder of PFC Common Stock, the minimum amounts (if any) that HUBCO is required to deduct and withhold with respect to the making of such payment under the Code (as defined in Section 3.8), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by HUBCO, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the PFC Common Stock in respect of which such deduction and withholding was made by HUBCO.

                  2.3 Stock Transfer Books. At the Effective Time, the stock transfer books of PFC shall be closed and there shall be no further registration of transfers of shares of PFC Common Stock thereafter on the records of PFC. On or after the Effective Time, any Certificates presented to the Exchange Agent or HUBCO for transfer shall be converted into the Merger Consideration.

                  2.4 PFC Stock  Options.  Each  Stock  Option  (as  defined  in
Section 3.2) outstanding at the Effective Time shall be converted into an option to purchase HUBCO Common Stock, wherein (i) the right to purchase shares of PFC Common Stock pursuant to the Stock Option shall be converted into the right to purchase that same number of shares of HUBCO Common Stock multiplied by the Exchange Ratio, (ii) the option exercise price per share of HUBCO Common Stock shall be the previous option exercise price per share of the PFC Common Stock divided by the Exchange Ratio, and (iii) in all other material respects the option shall be subject to the same terms and conditions as governed the Stock Option on which it was based, including the length of time within which the option may be exercised. Shares of HUBCO Common Stock issuable upon exercise of Stock Options shall be covered by an effective registration statement on Form S-8, and HUBCO shall file a registration statement on Form S-8 covering such shares as soon as possible after the Effective Time.


                  ARTICLE III - REPRESENTATIONS AND WARRANTIES OF PFC

                  References herein to "PFC Disclosure Schedule" shall mean all of the disclosure schedules required by this Article III, dated as of the date hereof and referenced to the specific sections and subsections of Article III of this Agreement, which have been delivered on the date hereof by PFC to HUBCO. PFC hereby represents and warrants to HUBCO as follows:

                  3.1      Corporate Organization.

                           (a) PFC is a corporation  duly  organized and validly
existing under the laws of the State of Delaware. PFC has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed and qualified would not have a material adverse effect on the business, operations, assets or financial condition of PFC and the PFC Subsidiaries (as defined below), taken as a whole. PFC is registered as a savings and loan holding company under the Home Owners' Loan Act, as amended (the "HOLA").

                           (b)  Each  PFC  Subsidiary  and its  jurisdiction  of
incorporation is listed in the PFC Disclosure Schedule. For purposes of this Agreement, the term "PFC Subsidiary" means any corporation, partnership, joint venture or other legal entity in which PFC, directly or indirectly, owns at least a 50% stock or other equity interest or for which PFC, directly or indirectly, acts as a general partner, provided that to the extent that any representation or warranty set forth herein covers a period of time prior to the date of this Agreement, the term "PFC Subsidiary" shall include any entity which was a PFC Subsidiary at any time during such period. BTH is a savings bank duly organized and validly existing in stock form under the laws of the United States of America. All eligible accounts of depositors issued by BTH are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation (the "FDIC") to the fullest extent permitted by law. PSB Associates, Inc. ("PSB Associates") is a corporation duly organized and in active status under the laws of the State of New York. PSB Associates is duly licensed to sell life insurance, mutual funds, variable annuities and unit investment trusts. Each PFC Subsidiary has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed and qualified would not have a material adverse effect on the business, operations, assets or financial condition of PFC and the PFC Subsidiaries, taken as a whole.

                           (c) The PFC  Disclosure  Schedule sets forth true and
complete copies of the Certificate of Incorporation and By-laws, as in effect on the date hereof, of PFC, BTH and PSB Associates.

                  3.2 Capitalization. The authorized capital stock of PFC consists of 40,000,000 shares of PFC Common Stock and 2,000,000 shares of serial preferred stock, $.01 par value per share ("PFC Preferred Stock"). As of September 19, 1997, there were 12,700,325, shares of PFC Common Stock issued and outstanding, including 105,000 shares of treasury stock, and no shares of PFC Preferred Stock issued and outstanding. As of September 19, 1997, there were 1,275,394 shares of PFC Common Stock issuable upon exercise of outstanding stock options. The PFC Disclosure Schedule sets forth (i) all options which may be exercised for issuance of PFC Common Stock (collectively, the "Stock Options") and the terms upon which the options may be exercised and (ii) true and complete copies of each plan and a specimen of each form of agreement pursuant to which any outstanding Stock Option was granted, including a list of each outstanding Stock Option issued pursuant thereto. All issued and outstanding shares of PFC Common Stock, and all issued and outstanding shares of capital stock of each PFC Subsidiary, have been duly authorized and validly issued, and are fully paid and nonassessable. The authorized capital stock of BTH and of PSB Associates is as set forth in the charter documents of BTH and PSB Associates, respectively contained in the PFC Disclosure Schedule. All of the outstanding shares of capital stock of each PFC Subsidiary are owned (directly in the case of BTH, and indirectly in the case of each other PFC Subsidiary) by PFC and are free and clear of any liens, encumbrances, charges, restrictions or rights of third parties. Except for the Stock Options issued and disclosed herein, the HUBCO Stock Option and any rights (the "PFC Rights") pursuant to the BTH Rights Agreement dated as of May 1, 1988 (the "Rights Plan"), neither PFC nor any PFC Subsidiary has granted or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase, subscription or issuance of any shares of capital stock of PFC or any PFC Subsidiary or any securities representing the right to purchase, subscribe or otherwise receive any shares of such capital stock or any securities convertible into any such shares, and there are no agreements or understandings with respect to voting of any such shares.

                  3.3      Authority; No Violation.

                           (a) Subject to the approval of this Agreement and the
transactions contemplated hereby by all applicable regulatory authorities and by the stockholders of PFC, and except as set forth in the PFC Disclosure Schedule, PFC and BTH have the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the directors of PFC and BTH in accordance with their respective Certificate of Incorporation and Charter and applicable laws and regulations. Except for such approvals, no other corporate proceedings not otherwise contemplated hereby on the part of PFC or BTH are necessary to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by PFC and BTH, and constitutes the valid and binding obligation of each of PFC and BTH, enforceable against PFC and BTH in accordance with its terms, except to the extent that enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, conservatorship, receivership or other similar laws now or hereafter in effect relating to or affecting the enforcement of creditors' rights generally or the rights of creditors of federal savings associations or their holding companies, (ii) general equitable principles, and (iii) laws relating to the safety and soundness of insured depository institutions and except that no representation is made as to the effect or availability of equitable remedies or injunctive relief.

                           (b)  Neither  the  execution  and  delivery  of  this
Agreement by PFC or BTH, nor the consummation by PFC or BTH of the transactions contemplated hereby in accordance with the terms hereof, or compliance by PFC or BTH with any of the terms or provisions hereof, will (i) violate any provision of PFC's or BTH's Certificate of Incorporation, Charter or By-laws, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to PFC, BTH or any of their respective properties or assets, or (iii) except as set forth in the PFC Disclosure Schedule, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of PFC or BTH under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which PFC or BTH is a party, or by which they or any of their respective properties or assets may be bound or affected except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a material adverse effect on the business, operations, assets or financial condition of PFC and the PFC Subsidiaries, taken as a whole, and which will not prevent or materially delay the consummation of the transactions contemplated hereby. Except for consents and approvals of or filings or registrations with or notices to the Board of Governors of the Federal Reserve System (the "FRB"), the Office of Thrift Supervision (the "OTS"), the Securities and Exchange Commission (the "SEC"), and the stockholders of PFC, no consents or approvals of or filings or registrations with or notices to any third party or any public body or authority are necessary on behalf of PFC or BTH in connection with (x) the execution and delivery by PFC and BTH of this Agreement and (y) the consummation by PFC of the Merger, and the consummation by PFC and BTH of the other transactions contemplated hereby, except (i) such as are listed in the PFC Disclosure Schedule and (ii) such as individually or in the aggregate will not (if not obtained) have a material adverse effect on the business, operations, assets or financial condition of PFC and the PFC Subsidiaries taken as a whole or prevent or materially delay the consummation of the transactions contemplated hereby. To the best of PFC's knowledge, no fact or condition exists which PFC has reason to believe will prevent it and BTH from obtaining the aforementioned consents and approvals.

                  3.4      Financial Statements.

                           (a) The PFC Disclosure  Schedule sets forth copies of
the consolidated balance sheets of BTH as of December 31, 1995 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the periods ended December 31, in each of the three years 1994 through 1996, in each case accompanied by the audit report of Deloitte & Touche LLP ("Deloitte & Touche"), independent certified public accountants with respect to BTH, and the unaudited consolidated statement of condition of PFC as of June 30, 1997 and the related unaudited statements of income and cash flows for the six months ended June 30, 1997 and 1996, as reported in PFC's Quarterly Report on Form 10-Q, filed with the SEC (collectively, the "PFC Financial Statements"). The PFC Financial Statements (including the related notes) have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved (except as may be indicated therein or in the notes thereto and except for the omission of notes from interim financial statements), and fairly present the consolidated financial condition of BTH or PFC, as the case may be, as of the respective dates set forth therein, and the related consolidated statements of income, changes in stockholders' equity and cash flows fairly present the results of the consolidated operations, changes in stockholders' equity and cash flows of PFC for the respective periods set forth therein.

                           (b) The  books  and  records  of PFC and  each of its
Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements.

                           (c) Except as and to the extent reflected,  disclosed
or reserved against in the PFC Financial Statements (including the notes thereto), as of June 30, 1997, neither PFC nor any PFC Subsidiary had any liabilities, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of PFC and the PFC
Subsidiaries, taken as a whole, which were required by GAAP (consistently applied) to be disclosed in PFC's consolidated statement of condition as of June 30, 1997 or the notes thereto. Since June 30, 1997, neither PFC nor any PFC Subsidiary has incurred any liabilities except in the ordinary course of business and consistent with prudent business practice, except as related to the transactions contemplated by this Agreement or except as set forth in the PFC Disclosure Schedule.

                  3.5 Broker's and Other Fees. Except for Advest, Inc. ("Advest"), neither PFC nor any of its Subsidiaries nor any of their respective directors or officers has employed any broker or finder or incurred any liability for any broker's or finder's fees or commissions in connection with any of the transactions contemplated by this Agreement. The agreement with Advest is set forth in the PFC Disclosure Schedule. Other than pursuant to the agreement with Advest, there are no fees (other than time charges billed at usual and customary rates) payable to any consultants, including lawyers and accountants, in connection with this transaction or which would be triggered by consummation of this transaction or the termination of the services of such consultants by PFC or any of its Subsidiaries.

                  3.6      Absence of Certain Changes or Events.

                           (a)  Except  as  disclosed  in  the  PFC   Disclosure
Schedule, there has not been any material adverse change in the business, operations, assets or financial condition of PFC and the PFC Subsidiaries, taken as a whole, since June 30, 1997, and to the best of PFC's knowledge, no fact or condition exists which PFC believes will cause such a material adverse change in the future; provided, however, that a material adverse change shall not be deemed to include (i) any change in the value of the respective investment and loan portfolios of PFC and the PFC Subsidiaries as the result of a change in interest rates generally, (ii) any change occurring after the date hereof in any federal or state law, rule or regulation or in GAAP, which change affects banking institutions generally, (iii) reasonable expenses incurred in connection with this Agreement and the transactions contemplated hereby, or (iv) actions or omissions of PFC or any PFC Subsidiary taken with the prior written consent of HUBCO in contemplation of the transactions contemplated hereby (including without limitation any actions taken by PFC or BTH pursuant to Section 5.13 of this Agreement).

                           (b)  Except  as  set  forth  in  the  PFC  Disclosure
Schedule, neither PFC nor any of its Subsidiaries has taken or permitted any of the actions set forth in Section 5.2 hereof between June 30, 1997 and the date hereof and, except for execution of this Agreement and the other documents contemplated hereby, PFC and its Subsidiaries have conducted their respective businesses only in the ordinary course, consistent with past practice.

                  3.7 Legal Proceedings. Except as disclosed in the PFC Disclosure Schedule, and except for ordinary routine litigation incidental to the business of PFC and the PFC Subsidiaries, neither PFC nor any PFC Subsidiary is a party to any, and there are no pending or, to the best of PFC's knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against PFC or any PFC Subsidiary which, if decided adversely to PFC or an PFC Subsidiary, are reasonably likely to have a material adverse effect on the business, operations, assets or financial condition of PFC and the PFC Subsidiaries taken as a whole. Except as disclosed in the PFC Disclosure Schedule, neither PFC nor any PFC Subsidiary is a party to any order, judgment or decree entered in any lawsuit or proceeding which is material to PFC or such PFC Subsidiary.

                  3.8 Taxes and Tax Returns. Except as disclosed in the PFC Disclosure Schedule:

                           (a) PFC and each PFC  Subsidiary  has duly filed (and
until the Effective Time will so file) all returns, declarations, reports, information returns and statements ("Returns") required to be filed by it on or before the Effective Time in respect of any federal, state and local taxes (including withholding taxes, penalties or other payments required) and has duly paid (and until the Effective Time will so pay) all such taxes due and payable, other than taxes or other charges which are being contested in good faith (and disclosed to HUBCO in writing) or against which reserves have been established. PFC and each PFC Subsidiary has established (and until the Effective Time will establish) on its books and records reserves that are adequate for the payment of all federal, state and local taxes not yet due and payable, but are incurred in respect of PFC or such PFC Subsidiary through such date. None of the federal or state income tax returns of PFC or any PFC Subsidiary have been examined by the Internal Revenue Service (the "IRS") or the New York Division of Taxation within the past six years. To the best knowledge of PFC, there are no audits or other administrative or court proceedings presently pending nor any other disputes pending with respect to, or claims asserted for, taxes or assessments upon PFC or any PFC Subsidiary, nor has PFC or any PFC Subsidiary given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any taxes or Returns.

                           (b)  Neither  PFC  nor  any  PFC  Subsidiary  (i) has
requested any extension of time within which to file any Return, which Return has not since been filed, (ii) is a party to any agreement providing for the allocation or sharing of taxes, (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Internal Revenue Code of 1986, as amended (the "Code"), by reason of a voluntary change in accounting method initiated by PFC or such PFC Subsidiary (nor does PFC have any knowledge that the IRS has proposed any such adjustment or change of accounting method), or
(iv) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

                           (c) From  January 1, 1992 until the date  hereof,  to
the best of PFC's knowledge, there has been no "ownership change" of PFC as defined in Section 382(g) of the Code.

                  3.9      Employee, Director and Officer Benefit Plans.

                           (a)  Except  as  set  forth  on  the  PFC  Disclosure
Schedule, neither PFC nor any PFC Subsidiary maintains or contributes to any "employee pension benefit plan" (the "PFC Pension Plans") within the meaning of
Section 3 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), "employee welfare benefit plan" (the "PFC Welfare Plans") within the meaning of Section 3 of ERISA, stock option plan, stock purchase plan, deferred compensation plan, severance plan, bonus plan, employment agreement, director retirement program or other similar plan, program or arrangement. Neither PFC nor any PFC Subsidiary has, since September 2, 1974, contributed to any "Multiemployer Plan," as such term is defined in Section 3(37) of ERISA.

                           (b) PFC has delivered to HUBCO in the PFC  Disclosure
Schedules (or previously made available to HUBCO) a complete and accurate copy of each of the following with respect to each of the PFC Pension Plans and PFC Welfare Plans, if any: (i) plan document, summary plan description, and summary of material modifications (if not available, a detailed description of the foregoing); (ii) trust agreement or insurance contract, if any; (iii) most recent IRS determination letter, if any; (iv) most recent actuarial report, if any; and (v) most recent annual report on Form 5500.

                           (c) The present value of all accrued  benefits,  both
vested and non-vested, under each of the PFC Pension Plans subject to Title IV of ERISA, based upon the actuarial assumptions used for funding purposes in the most recent actuarial valuation prepared by such PFC Pension Plan's actuary, did not exceed the then current value of the assets of such plans allocable to such accrued benefits. To the best of PFC's knowledge, the actuarial assumptions then utilized for such plans were reasonable and appropriate as of the last valuation date and reflect then current market conditions.

                           (d) During the last six years,  the  Pension  Benefit
Guaranty Corporation ("PBGC") has not asserted any claim for liability against PFC or any PFC Subsidiary which has not been paid in full.

                           (e) All premiums (and interest  charges and penalties
for late payment, if applicable) due to the PBGC with respect to each PFC Pension Plan have been paid. All contributions required to be made to each PFC Pension Plan under the terms thereof, ERISA or other applicable law have been timely made, and all amounts properly accrued to date as liabilities of PFC which have not been paid have been properly recorded on the books of PFC.

                           (f)  Except  as  disclosed  in  the  PFC   Disclosure
Schedule, each of the PFC Pension Plans, PFC Welfare Plans and each other employee benefit plan and arrangement identified on the PFC Disclosure Schedule has been operated in compliance in all material respects with the provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations. Furthermore, except as disclosed in the PFC Disclosure Schedule, if PFC maintains any PFC Pension Plan, PFC has received or applied for a favorable determination letter from the IRS which takes into account the Tax Reform Act of 1986 and (to the extent it mandates currently applicable requirements) subsequent legislation, and PFC is not aware of any fact or circumstance which would disqualify any plan.

                           (g) To the  best  knowledge  of  PFC,  no  non-exempt
prohibited  transaction,  within  the  meaning  of  Section  4975 of the Code or
Section 406 of ERISA, has occurred with respect to any PFC Welfare Plan or PFC Pension Plan that would result in any material tax or penalty for PFC or any PFC Subsidiary.

                           (h)  No  PFC  Pension  Plan  or  any  trust   created
thereunder has been terminated, nor have there been any "reportable events" (notice of which has not been waived by the PBGC), within the meaning of Section 4034(b) of ERISA, with respect to any PFC Pension Plan.

                           (i) No "accumulated  funding  deficiency," within the
meaning of Section 412 of the Code, has been incurred with respect to any PFC Pension Plan.

                           (j) There  are no  material  pending  or, to the best
knowledge of PFC, material threatened or anticipated claims (other than routine claims for benefits) by, on behalf of, or against any of the PFC Pension Plans or the PFC Welfare Plans, any trusts created thereunder or any other plan or arrangement identified in the PFC Disclosure Schedule.

                           (k)  Except  as  disclosed  in  the  PFC   Disclosure
Schedule, no PFC Pension Plan or PFC Welfare Plan provides medical or death benefits (whether or not insured) beyond an employee's retirement or other termination of service, other than (i) coverage mandated by law or pursuant to conversion or continuation rights set out in such Plan or an insurance policy providing benefits thereunder, or (ii) death benefits under any PFC Pension Plan.

                           (l) Except with respect to customary health, life and
disability benefits, there are no unfunded benefit obligations which are not accounted for by reserves shown on the PFC Financial Statements and established in accordance with GAAP.

                           (m) With  respect  to each PFC  Pension  Plan and PFC
Welfare Plan that is funded wholly or partially through an insurance policy, there will be no liability of PFC or any PFC Subsidiary as of the Effective Time under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Effective Time.

                           (n) Except (i) for  payments  and other  benefits due
pursuant to the employment agreements included within the PFC Disclosure Schedule, and (ii) as set forth in the PFC Disclosure Schedule, or as expressly agreed to by HUBCO in writing either pursuant to this Agreement or otherwise, the consummation of the transactions contemplated by this Agreement will not (x) entitle any current or former employee of PFC or any PFC Subsidiary to severance pay, unemployment compensation or any similar payment, or (y) accelerate the time of payment or vesting, or increase the amount of any compensation or benefits due to any current or former employee under any PFC Pension Plan or PFC Welfare Plan.

                           (o)  Except  for the PFC  Pension  Plans  and the PFC
Welfare Plans, and except as set forth on the PFC Disclosure Schedule, PFC has no deferred compensation agreements, understandings or obligations for payments or benefits to any current or former director, officer or employee of PFC or any PFC Subsidiary or any predecessor of any thereof. The PFC Disclosure Schedule sets forth (or lists, if previously delivered to HUBCO): (i) true and complete copies of the agreements, understandings or obligations with respect to each such current or former director, officer or employee, and (ii) the most recent actuarial or other calculation of the present value of such payments or benefits.

                           (p)  Except  as  set  forth  in  the  PFC  Disclosure
Schedule, PFC does not maintain or otherwise pay for life insurance policies (other than group term life policies on employees) with respect to any director, officer or employee. The PFC Disclosure Schedule lists each such insurance policy and any agreement with a party other than the insurer with respect to the payment, funding or assignment of such policy. To the best of PFC's knowledge, neither PFC nor any PFC Pension Plan or PFC Welfare Plan owns any individual or group insurance policies issued by an insurer which has been found to be insolvent or is in rehabilitation pursuant to a state proceeding.

                  3.10     Reports.

                           (a) The PFC Disclosure Schedule lists, and as to item
(i) below PFC has previously delivered to HUBCO a complete copy of, each (i) final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement filed by PFC since January 1, 1996 pursuant to the Securities Act of 1933, as amended (the "1933 Act"), or the Securities Exchange Act of 1934, as amended (the "1934 Act"), and (ii) communication (other than general advertising materials and press releases) mailed by PFC to its stockholders as a class since January 1, 1996, and each such communication, as of its date, complied in all material respects with all applicable statutes, rules and regulations and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that information as of a later date shall be deemed to modify information as of an earlier date.

                           (b) Since  January 1,  1996,  (i) each of PFC and BTH
has filed all reports that it was required to file under the 1934 Act, and (ii) each of PFC, BTH and PSB Associates has duly filed all material forms, reports and documents which it was required to file with each agency charged with regulating any aspect of its business, in each case in form which was correct in all material respects, and, subject to permission from such regulatory authorities, PFC promptly will deliver or make available to HUBCO accurate and complete copies of such reports. As of their respective dates, each such form, report, or document, and each such final registration statement, prospectus, annual, quarterly or current report, definitive proxy statement or communication, complied in all material respects with all applicable statutes, rules and regulations and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that information contained in any such document as of a later date shall be deemed to modify information as of an earlier date. The PFC Disclosure Schedule lists the dates of all examinations of PFC, BTH or PSB Associates conducted by the OTS since January 1, 1996 and the dates of any responses thereto submitted by PFC, BTH or PSB Associates.

                  3.11 PFC and BTH Information. The information relating to PFC and BTH, this Agreement, and the transactions contemplated hereby (except for information relating solely to HUBCO) to be contained in the Proxy Statement-Prospectus (as defined in Section 5.6(a) hereof) to be delivered to stockholders of PFC in connection with the solicitation of their approval of the Merger, as of the date the Proxy Statement-Prospectus is mailed to stockholders of PFC, and up to and including the date of the meeting of stockholders to which such Proxy Statement-Prospectus relates, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  3.12 Compliance with Applicable Law. Except as set forth in the PFC Disclosure Schedule, PFC and each PFC Subsidiary holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business and has complied with and is not in default in any respect under any applicable law, statute, order, rule, regulation, policy and/or guideline of any federal, state or local governmental authority relating to PFC or such PFC Subsidiary (including, without limitation, consumer, community and fair lending laws) (other than where the failure to have a license, franchise, permit or authorization or where such default or noncompliance will not result in a material adverse effect on the business, operations, assets or financial condition of PFC and the PFC Subsidiaries taken as a whole), and PFC has not received notice of violation of, and does not know of any violations of, any of the above.

                  3.13     Certain Contracts.

                           (a) Except for plans referenced in Section 3.9 and as
disclosed in the PFC Disclosure Schedule, (i) neither PFC nor any PFC Subsidiary is a party to or bound by any written contract or any understanding with respect to the employment of any officers, employees, directors or consultants, and (ii) the consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from PFC or any PFC Subsidiary to any officer, employee, director or consultant thereof. The PFC Disclosure Schedule lists, and either the PFC Disclosure Schedule sets forth true and correct copies of or PFC has previously made available to HUBCO, all severance or employment agreements with officers, directors, employees, agents or consultants to which PFC or any PFC Subsidiary is a party.

                           (b)  Except  as  disclosed  in  the  PFC   Disclosure
Schedule and except for loan commitments, loan agreements and loan instruments entered into or issued by BTH in the ordinary course of business, (i) as of the date of this Agreement, neither PFC nor any PFC Subsidiary is a party to or bound by any commitment, agreement or other instrument which is material to the business, operations, assets or financial condition of PFC and the PFC Subsidiaries taken as a whole, (ii) no commitment, agreement or other instrument to which PFC or any PFC Subsidiary is a party or by which any of them is bound limits the freedom of PFC or any PFC Subsidiary to compete in any line of business or with any person, and (iii) neither PFC nor any PFC Subsidiary is a party to any collective bargaining agreement.

                           (c)  Except  as  disclosed  in  the  PFC   Disclosure
Schedule, neither PFC nor any PFC Subsidiary or, to the best knowledge of PFC, any other party thereto, is in default in any material respect under any material lease, contract, mortgage, promissory note, deed of trust, loan or other commitment (except those under which BTH is or will be the creditor) or arrangement, except for defaults which individually or in the aggregate would not have a material adverse effect on the business, operations, assets or financial condition of PFC and the PFC Subsidiaries, taken as a whole.

                  3.14     Properties and Insurance.

                           (a)  Except  as  set  forth  in  the  PFC  Disclosure
Schedule, PFC or a PFC Subsidiary has good and, as to owned real property, marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in PFC's consolidated balance sheet as of December 31, 1996, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 1996), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said balance sheet or the notes thereto or that secure liabilities incurred in the ordinary course of business after the date of such balance sheet, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets, and financial condition of PFC and the PFC Subsidiaries taken as a whole, and (iv) with respect to owned real property, title imperfections noted in title reports delivered to HUBCO prior to the date hereof. Except as affected by the transactions contemplated hereby, PFC or one or more of its Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all real property leased by PFC and such Subsidiaries in all material respects as presently occupied, used, possessed and controlled by PFC and its Subsidiaries.

                           (b)  The  business   operations   and  all  insurable
properties and assets of PFC and each PFC Subsidiary are insured for their benefit against all risks which, in the reasonable judgment of the management of PFC, should be insured against, in each case under policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are in the opinion of the management of PFC adequate for the business engaged in by PFC and the PFC Subsidiaries. As of the date hereof, neither PFC nor any PFC Subsidiary has received any notice of cancellation or notice of a material amendment of any such insurance policy or bond, and to the best of PFC's knowledge, is not in default under any such policy or bond, no coverage thereunder is being disputed, and all material claims thereunder have been filed in a timely fashion. The PFC Disclosure Schedule sets forth in summary form a list of all insurance policies of PFC and the PFC Subsidiaries.

                  3.15 Minute Books. The minute books of PFC, BTH and PSB Associates contain records of all meetings and other corporate action held of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors) that are complete and accurate in all material respects.

                  3.16 Environmental Matters. Except as set forth in the PFC Disclosure Schedule:

                           (a) Neither PFC nor any PFC  Subsidiary  has received
any written notice, citation, claim, assessment, proposed assessment or demand for abatement alleging that PFC or such PFC Subsidiary (either directly or as a trustee or fiduciary, or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) is responsible for the correction or cleanup of any condition resulting from the violation of any law, ordinance or other governmental regulation regarding environmental matters, which correction or cleanup would be material to the business, operations, assets or financial condition of PFC and the PFC Subsidiaries taken as a whole. PFC has no knowledge that any toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any real property owned or leased by PFC or any PFC Subsidiary, as OREO or otherwise, or owned or controlled by PFC or any PFC Subsidiary as a trustee or fiduciary (collectively, "Properties"), in any manner that violates any presently existing federal, state or local law or regulation governing or pertaining to such substances and materials, the violation of which would have a material adverse effect on the business, operations, assets or financial condition of PFC and the PFC Subsidiaries, taken as a whole. Except as described in the PFC Disclosure Schedule, none of the Properties is located in the State of New Jersey or the State of Connecticut.

                           (b) PFC has no knowledge  that any of the  Properties
has been operated in any manner in the three years prior to the date of this Agreement that violated any applicable federal, state or local law or regulation governing or pertaining to toxic or hazardous substances and materials, the violation of which would have a material adverse effect on the business, operations, assets or financial condition of PFC and the PFC Subsidiaries taken as a whole.

                           (c) To the best of  PFC's  knowledge,  PFC,  each PFC
Subsidiary and any and all of their tenants or subtenants have all necessary permits and have filed all necessary registrations material to permit the operation of the Properties in the manner in which the operations are currently conducted under all applicable federal, state or local environmental laws, excepting only those permits and registrations the absence of which would not have a material adverse effect upon the operations of requiring the permit or registration.

                           (d) To the knowledge of PFC, there are no underground
storage tanks on, in or under any of the Properties and no underground storage tanks have been closed or removed from any of the Properties while the property was owned, operated or controlled by PFC or any PFC Subsidiary.

                  3.17 Reserves. As of June 30, 1997, each of the allowance for loan losses and the reserve for OREO properties in the PFC Financial Statements was adequate pursuant to GAAP (consistently applied), and the methodology used to compute each of the loan loss reserve and the reserve for OREO properties complies in all material respects with GAAP (consistently applied) and all applicable policies of the OTS.

                  3.18 No Parachute Payments. Except as set forth on the PFC Disclosure Schedule, no officer, director, employee or agent (or former officer, director, employee or agent) of PFC or any PFC Subsidiary is entitled now, or will or may be entitled to as a consequence of this Agreement or the Merger, to any payment or benefit from PFC, a PFC Subsidiary, HUBCO or any HUBCO Subsidiary which if paid or provided would constitute an "excess parachute payment," as defined in Section 280G of the Code or regulations promulgated thereunder.

                  3.19 Agreements with Bank Regulators. Neither PFC nor any PFC Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any court, governmental authority or other regulatory or administrative agency or commission, domestic or foreign ("Governmental Entity") which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, except for those the existence of which has been disclosed in writing to HUBCO by PFC prior to the date of this Agreement, nor has PFC been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission, except as disclosed in writing to HUBCO by PFC prior to the date of this Agreement. Neither PFC nor any PFC Subsidiary is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer, except to the extent caused by BTH's formation of PFC or the reorganization (the "Reorganization") by which PFC became the holding company for BTH, or except as otherwise disclosed in writing to HUBCO by PFC prior to the date of this Agreement.

                  3.20 Disclosure.  No representation  or warranty  contained in
Article III of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein not misleading.


              ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF HUBCO

                  References herein to the "HUBCO Disclosure Schedule" shall mean all of the disclosure schedules required by this Article IV, dated as of the date hereof and referenced to the specific sections and subsections of
Article IV of this Agreement, which have been delivered on the date hereof by HUBCO to PFC. HUBCO hereby represents and warrants to PFC as follows:

                  4.1      Corporate Organization.

                           (a) HUBCO is a corporation duly organized and validly
existing under the laws of the State of New Jersey. HUBCO has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed and qualified would not have a material adverse effect on the business, operations, assets or financial condition of HUBCO or the HUBCO Subsidiaries (defined below), taken as a whole. HUBCO is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA").

                           (b) Each of the HUBCO  Subsidiaries  is listed in the
HUBCO Disclosure Schedule. For purposes of this Agreement, the term "HUBCO Subsidiary" means any corporation, partnership, joint venture or other legal entity in which HUBCO, directly or indirectly, owns at least a 50% stock or other equity interest or for which HUBCO, directly or indirectly, acts as a general partner, provided that to the extent that any representation or warranty set forth herein covers a period of time prior to the date of this Agreement, the term "HUBCO Subsidiary" shall include any entity which was a HUBCO
Subsidiary at any time during such period. Each HUBCO Subsidiary is duly organized and validly existing under the laws of the jurisdiction of its incorporation. HUBank is duly organized and validly existing under the laws of the State of New Jersey. Lafayette American Bank and Trust Company ("Lafayette") is duly organized and validly existing under the laws of the State of Connecticut. All eligible accounts of depositors issued by HUBank and Lafayette are insured by the Bank Insurance Fund ("BIF") of the FDIC to the fullest extent permitted by law. Each HUBCO Subsidiary has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed and qualified would not have a material adverse effect on the business, operations, assets or financial condition of HUBCO and the HUBCO Subsidiaries, taken as a whole. The HUBCO Disclosure Schedule sets forth true and complete copies of the Certificate of Incorporation and By-laws of HUBCO as in effect on the date hereof.

                  4.2 Capitalization. The authorized capital stock of HUBCO consists of 51,500,000 shares of HUBCO Common Stock and 10,300,000 shares of preferred stock ("HUBCO Authorized Preferred Stock"). As of September 30, 1997, there were 21,624,469 shares of HUBCO Common Stock issued and outstanding, excluding 0 shares of treasury stock. Since such date, and from time to time hereafter, HUBCO may sell or repurchase shares of HUBCO Common Stock. As of September 30, 1997, there were 22,160 shares of HUBCO Authorized Preferred Stock outstanding, all of which are designated Series B, no par value, Convertible Preferred Stock.

                  Except for shares issuable under or arising from the Agreement and Plan of Merger, dated August 18, 1997 (the "Southington Agreement"), by and among HUBCO, Lafayette and The Bank of Southington ("Southington"), and except as otherwise described in the HUBCO Disclosure Schedule, there are no shares of HUBCO Common Stock issuable upon the exercise of outstanding stock options or otherwise. All issued and outstanding shares of HUBCO Common Stock and HUBCO Authorized Preferred Stock, and all issued and outstanding shares of capital stock of HUBCO's Subsidiaries, have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights, and are free and clear of all liens, encumbrances, charges, restrictions or rights of third parties. All of the outstanding shares of capital stock of the HUBCO Subsidiaries are owned by HUBCO free and clear of any liens, encumbrances, charges, restrictions or rights of third parties. Except for the shares issuable under the Southington Agreement and except as otherwise described in the HUBCO Disclosure Schedule, neither HUBCO nor any HUBCO Subsidiary has granted or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of HUBCO or any HUBCO Subsidiary or any securities representing the right to purchase, subscribe or otherwise receive any shares of such capital stock or any securities convertible into any such shares, and there are no agreements or understandings with respect to voting of any such shares.

                  4.3      Authority; No Violation.

                           (a)   Subject  to  the   receipt  of  all   necessary
governmental approvals, HUBCO has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of HUBCO in accordance with its Certificate of Incorporation and applicable laws and regulations. Except for such approvals, no other corporate proceedings on the part of HUBCO are necessary to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by HUBCO and constitutes a valid and binding obligation of HUBCO, enforceable against HUBCO in accordance with its terms, except to the extent that enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, conservatorship, receivership or other similar laws now or hereafter in effect relating to or affecting the enforcement of creditors' rights generally or the rights of creditors of bank holding  companies,  (ii) general  equitable  principles,  and
(iii) laws relating to the safety and soundness of insured depository institutions and except that no representation is made as to the effect or availability of equitable remedies or injunctive relief.

                           (b)  Neither  the   execution  or  delivery  of  this
Agreement by HUBCO, nor the consummation by HUBCO of the transactions contemplated hereby in accordance with the terms hereof, or compliance by HUBCO with any of the terms or provisions hereof will (i) violate any provision of the Certificate of Incorporation or By-laws of HUBCO, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to HUBCO, any HUBCO Subsidiary, or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of HUBCO or any HUBCO Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which HUBCO is a party, or by which it or any of their properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a material adverse effect on the business, operations, assets or financial condition of HUBCO and the HUBCO Subsidiaries, taken as a whole, and which will not prevent or materially delay the consummation of the transactions contemplated hereby. Except for consents and approvals of or filings or registrations with or notices to the FRB, the OTS and the SEC, no consents or approvals of or filings or registrations with or notices to any third party or any public body or authority are necessary on behalf of HUBCO in connection with (x) the execution and delivery by HUBCO of this Agreement, and
(y) the consummation by HUBCO of the Merger and the other transactions contemplated hereby, except such as are listed in the HUBCO Disclosure Schedule or in the aggregate will not (if not obtained) have a material adverse effect on the business, operations, assets or financial condition of HUBCO. To the best of HUBCO's knowledge, no fact or condition exists which HUBCO has reason to believe will prevent it from obtaining the aforementioned consents and approvals.

                  4.4      Financial Statements.

                           (a) The HUBCO  Disclosure  Schedule sets forth copies
of the consolidated statements of financial condition of HUBCO as of December 31, 1995 and 1996, and the related consolidated statements of income, changes in stockholders' equity and of cash flows for the periods ended December 31, in each of the three fiscal years 1994 through 1996, in each case accompanied by the audit report of Arthur Andersen LLP ("Arthur Andersen"), independent public accountants with respect to HUBCO, and the unaudited consolidated statement of condition of HUBCO as of June 30, 1997 and the related unaudited consolidated statements of income and cash flows for the three and six months ended June 30, 1997 and 1996, as reported in HUBCO's Quarterly Report on Form 10-Q, filed with the SEC under the 1934 Act (collectively, the "HUBCO Financial Statements"). The HUBCO Financial Statements (including the related notes) have been prepared in accordance with GAAP consistently applied during the periods involved (except as may be indicated therein or in the notes thereto), and fairly present the consolidated financial position of HUBCO as of the respective dates set forth therein, and the related consolidated statements of income, changes in stockholders' equity and of cash flows (including the related notes, where applicable) fairly present the consolidated results of operations, changes in stockholders' equity and cash flows of HUBCO for the respective fiscal periods set forth therein.

                           (b) The  books  and  records  of HUBCO  and the HUBCO
Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements, and reflect only actual transactions.

                           (c) Except as and to the extent reflected,  disclosed
or reserved against in the HUBCO Financial Statements (including the notes thereto), as of June 30, 1997 neither HUBCO nor any of the HUBCO Subsidiaries had any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of HUBCO or any of the HUBCO Subsidiaries which were required by GAAP (consistently applied) to be disclosed in HUBCO's consolidated statement of condition as of June 30, 1997 or the notes thereto. Except for the transactions contemplated by this Agreement, and other proposed acquisitions by HUBCO since June 30, 1997 reflected in any Form 8-K filed by HUBCO with the SEC, neither HUBCO nor any HUBCO Subsidiary has incurred any liabilities since June 30, 1997 except in the ordinary course of business and consistent with past practice.

                  4.5 Broker's and Other Fees. Neither HUBCO nor any of its directors or officers has employed any broker or finder or incurred any liability for any broker's or finder's fees or commissions in connection with any of the transactions contemplated by this Agreement.

                  4.6 Absence of Certain Changes or Events. There has not been any material adverse change in the business, operations, assets or financial condition of HUBCO and HUBCO's Subsidiaries taken as a whole since June 30, 1997 and to the best of HUBCO's knowledge, except for the effects of the transactions contemplated by the Southington Agreement and the agreements by which HUBCO is to acquire Security National Bank & Trust Company of New Jersey and its holding company, Fiduciary Investment Company of New Jersey (the "Effects of Announced Acquisitions"), no facts or condition exists which HUBCO believes will cause such a material adverse change in the future.

                  4.7  Legal  Proceedings.  Except  as  disclosed  in the  HUBCO
Disclosure Schedule, and except for ordinary routine litigation incidental to the business of HUBCO or its Subsidiaries, neither HUBCO nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of HUBCO's knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against HUBCO or any of its Subsidiaries which, if decided adversely to HUBCO or its Subsidiaries, are reasonably likely to have a material adverse effect on the business, operations, assets or financial condition of HUBCO or its
Subsidiaries. Except as disclosed in the HUBCO Disclosure Schedule, neither HUBCO nor HUBCO's Subsidiaries is a party to any order, judgment or decree entered in any lawsuit or proceeding which is material to HUBCO or its Subsidiaries.

                  4.8 Reports. Since January 1, 1996, HUBCO has filed all reports that it was required to file with the SEC under the 1934 Act, all of which complied in all material respects with all applicable requirements of the 1934 Act and the rules and regulations adopted thereunder. As of their respective dates, each such report and each registration statement, proxy statement, form or other document filed by HUBCO with the SEC, including without limitation, any financial statements or schedules included therein, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date. Since January 1, 1996, HUBCO and each HUBCO Subsidiary has duly filed all material forms, reports and documents which they were required to file with each agency charged with regulating any aspect of their business.

                  4.9 HUBCO Information. The information relating to HUBCO and its Subsidiaries (including, without limitation, information regarding other transactions which HUBCO is required to disclose), this Agreement and the transactions contemplated hereby in the Registration Statement and Proxy Statement-Prospectus (as defined in Section 5.6(a) hereof), as of the date of the mailing of the Proxy Statement-Prospectus, and up to and including the date of the meeting of stockholders of PFC to which such Proxy Statement-Prospectus relates, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement shall comply as to form in all material respects with the provisions of the 1933 Act, the 1934 Act and the rules and regulations promulgated thereunder.

                  4.10 Compliance With Applicable Law. Except as set forth in the HUBCO Disclosure Schedule, each of HUBCO and HUBCO's Subsidiaries holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, and has complied with and is not in default in any respect under any applicable law, statute, order, rule, regulation, policy and/or guideline of any federal, state or local governmental authority relating to HUBCO or HUBCO's Subsidiaries (including without limitation consumer, community and fair lending laws) (other than where such default or noncompliance will not result in a material adverse effect on the business, operations, assets or financial condition of HUBCO and HUBCO's Subsidiaries taken as a whole) and HUBCO has not received notice of violation of, and does not know of any violations of, any of the above.

                  4.11 Funding and Capital Adequacy. At the Effective Time, after giving pro forma effect to the Merger and any other acquisition which HUBCO or its Subsidiaries have agreed to consummate, HUBCO will be deemed "well capitalized" under prompt corrective action regulatory capital requirements.

                  4.12 HUBCO Common Stock. As of the date hereof, HUBCO has available and reserved shares of HUBCO Common Stock sufficient for issuance pursuant to the Merger and upon the exercise of Stock Options subsequent thereto. The HUBCO Common Stock to be issued hereunder pursuant to the Merger, and upon exercise of the Stock Options, when so issued, will be duly authorized and validly issued, fully paid, nonassessable, free of preemptive rights and free and clear of all liens, encumbrances or restrictions created by or through HUBCO, with no personal liability attaching to the ownership thereof. The HUBCO Common Stock to be issued hereunder pursuant to the Merger, and upon exercise of the Stock Options, when so issued, will be registered under the 1933 Act and issued in accordance with all applicable state and federal laws, rules and regulations.

                  4.13 Agreements with Bank Regulators. Neither HUBCO nor any HUBCO Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Government Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, except for those the existence of which has been disclosed in writing to PFC by HUBCO prior to the date of this Agreement, nor has HUBCO been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission, except as disclosed in writing to PFC by HUBCO prior to the date of this Agreement. Neither HUBCO nor any HUBCO Subsidiary is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer, except as disclosed in writing to PFC by HUBCO prior to the date of this Agreement.

                  4.14     Taxes and Tax Returns.

                           (a) HUBCO and  HUBCO's  subsidiaries  have duly filed
(and until the Effective Time will so file) all Returns required to be filed by them in respect of any federal, state and local taxes (including withholding taxes, penalties or other payments required) and have duly paid (and until the Effective Time will so pay) all such taxes due and payable, other than taxes or other charges which are being contested in good faith (and disclosed to PFC in writing). HUBCO and HUBCO's subsidiaries have established on their books and records reserves that are adequate for the payment of all federal, state and local taxes not yet due and payable, but are incurred in respect of HUBCO through such date. The HUBCO Disclosure Schedule identifies the federal income tax returns of HUBCO and its Subsidiaries which have been examined by the IRS within the past six years. No deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. The HUBCO Disclosure
Schedule identifies the applicable state income tax returns of HUBCO and its Subsidiaries which have been examined by the applicable authorities. No deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. To the best knowledge of HUBCO, there are no audits or other administrative or court proceedings presently pending nor any other disputes pending with respect to, or claims asserted for, taxes or assessments upon HUBCO or its Subsidiaries, nor has HUBCO or its Subsidiaries given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any taxes or Returns.

                           (b)  Except  as set  forth  in the  HUBCO  Disclosure
Schedule, neither HUBCO nor any Subsidiary of HUBCO (i) has requested any extension of time within which to file any Return which Return has not since been filed, (ii) is a party to any agreement providing for the allocation or sharing of taxes, (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by HUBCO or any of its Subsidiaries (nor does HUBCO have any knowledge that the IRS has proposed any such adjustment or change of accounting method) or (iv) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

                  4.15     Employee Benefit Plans.

                           (a) HUBCO and its Subsidiaries maintain or contribute
to certain "employee pension benefit plans" (the "HUBCO Pension Plans"), as such term is defined in Section 3(2)(A) of ERISA, and "employee welfare benefit plans" (the "HUBCO Welfare Plans"), as such term is defined in Section 3(1) of ERISA. Since September 2, 1974, neither HUBCO nor its subsidiaries have contributed to any "Multiemployer Plan", as such term is defined in Section 3(37) of ERISA.

                           (b)  HUBCO is not  aware of any fact or  circumstance
which would disqualify any HUBCO Pension Plan or HUBCO Welfare Plan that could not be retroactively corrected (in accordance with the procedures of the IRS).

                           (c) The present value of all accrued  benefits  under
each of the HUBCO Pension Plans subject to Title IV of ERISA, based upon the actuarial assumptions used for purposes of the most recent actuarial valuation prepared by such HUBCO Pension Plan's actuary, did not exceed the then current value of the assets of such plans allocable to such accrued benefits.

                           (d)  During  the  last  six  years,  the PBGC has not
asserted any claim for liability against HUBCO or any of its subsidiaries which has not been paid in full.

                           (e) All premiums (and interest  charges and penalties
for late payment, if applicable) due to the PBGC with respect to each HUBCO Pension Plan have been paid. All contributions required to be made to each HUBCO Pension Plan under the terms thereof, ERISA or other applicable law have been timely made, and all amounts properly accrued to date as liabilities of HUBCO which have not been paid have been properly recorded on the books of HUBCO.

                           (f) No "accumulated funding  deficiency",  within the
meaning of Section 412 of the Code, has been incurred with respect to any of the HUBCO Pension Plans.

                           (g) There are no pending or, to the best knowledge of
HUBCO, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the HUBCO Pension Plans or the HUBCO Welfare Plans, any trusts created thereunder or any other plan or arrangement identified in the HUBCO Disclosure Schedule.

                           (h) Except with respect to customary health, life and
disability benefits or as disclosed in the HUBCO Disclosure Schedule, HUBCO has no unfunded benefit obligations which are not accounted for by reserves shown on the financial statements and established under GAAP or otherwise noted on such financial statements.

                  4.16 Contracts. Except as disclosed in the HUBCO Disclosure Schedule, neither HUBCO nor any of its Subsidiaries, or to the best knowledge of HUBCO, any other party thereto, is in default in any material respect under any material lease, contract, mortgage, promissory note, deed of trust, loan or other commitment (except those under which a banking subsidiary of HUBCO is or will be the creditor) or arrangement, except for defaults which individually or in the aggregate would not have a material adverse effect on the business, operations, assets or financial condition of HUBCO and its subsidiaries, taken as a whole.

                  4.17     Properties and Insurance.

                           (a) HUBCO and its  Subsidiaries  have good and, as to
owned real property, marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in HUBCO's consolidated balance sheet as of December 31, 1996, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 1996), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said balance sheet or the notes thereto or that secure liabilities incurred in the ordinary course of business after the date of such balance sheet, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets, and financial condition of HUBCO and its subsidiaries taken as a whole and (iv) with respect to owned real property, title imperfections noted in title reports. Except as disclosed in the HUBCO Disclosure Schedule, HUBCO and its Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by HUBCO or its Subsidiaries in all material respects as presently occupied, used, possessed and controlled by HUBCO and its Subsidiaries.

                           (b)  The  business   operations   and  all  insurable
properties and assets of HUBCO and its Subsidiaries are insured for their benefit against all risks which, in the reasonable judgment of the management of HUBCO, should be insured against, in each case under policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are in the opinion of the management of HUBCO adequate for the business engaged in by HUBCO and its Subsidiaries. As of the date hereof, neither HUBCO nor any of its Subsidiaries has received any notice of cancellation or notice of a material amendment of any such insurance policy or bond or is in default under any such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

                  4.18. Environmental Matters. Except as disclosed in the HUBCO Disclosure Schedule, neither HUBCO nor any of its Subsidiaries has received any written notice, citation, claim, assessment, proposed assessment or demand for abatement alleging that HUBCO or any of its Subsidiaries (either directly or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) is responsible for the correction or cleanup of any condition resulting from the violation of any law, ordinance or other governmental regulation regarding environmental matters which correction or cleanup would be material to the business, operations, assets or financial condition of HUBCO and its Subsidiaries taken as a whole. Except as disclosed in the HUBCO Disclosure Schedule, HUBCO has no knowledge that any toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any property currently owned or leased by HUBCO or any of its subsidiaries in any manner that violates or, after the lapse of time is reasonably likely to violate, any presently existing federal, state or local law or regulation governing or pertaining to such substances and materials, the violation of which would have a material adverse effect on the business, operations, assets or financial condition of HUBCO and its Subsidiaries, taken as a whole.

                  4.19 Reserves. As of June 30, 1997, the allowance for possible loan losses in the HUBCO Financial Statements was adequate based upon all factors required to be considered by HUBCO at that time in determining the amount of such allowance. The methodology used to compute the allowance for possible loan losses complies in all material respects with all applicable FDIC, Connecticut Department of Banking and New Jersey Department of Banking policies. As of June 30, 1997, the valuation allowance for OREO properties in the HUBCO Financial Statements was adequate based upon all factors required to be considered by HUBCO at that time in determining the amount of such allowance.

                  4.20 Disclosure.  No representation  or warranty  contained in
Article IV of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein not misleading.


                      ARTICLE V - COVENANTS OF THE PARTIES

                  5.1 Conduct of the Business of PFC and BTH. During the period from the date of this Agreement to the Effective Time, PFC and BTH shall, and shall cause each PFC Subsidiary to, conduct their respective businesses only in the ordinary course and consistent with prudent business practice, except for transactions permitted hereunder or with the prior written consent of HUBCO, which consent will not be unreasonably withheld. Each of PFC and BTH also shall use its reasonable best efforts to (i) preserve its business organization and that of the PFC Subsidiaries intact, (ii) keep available to itself and the PFC Subsidiaries the present services of its employees and those of such PFC Subsidiaries, and (iii) preserve for itself and HUBCO the goodwill of its customers and those of the PFC Subsidiaries and others with whom business relationships exist.

                  5.2 Negative Covenants and Dividend Covenants. From the date hereof to the Effective Time, except as otherwise approved by HUBCO in writing, or as set forth in the PFC Disclosure Schedule, or as permitted or required by this Agreement, neither PFC nor BTH will:

                           (a)  change  any  provision  of  its  Certificate  of
Incorporation or By-laws or any similar governing documents;

                           (b) change the number of shares of its  authorized or
issued capital stock (other than upon exercise of stock options or warrants described on the PFC Disclosure Schedule in accordance with the terms thereof) or issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to its authorized or issued capital stock, or any securities convertible into shares of such stock, or split, combine or reclassify any shares of its capital stock, or declare, set aside or pay any dividend, or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock; provided, however, that from the date hereof to the Effective Time, PFC may declare, set aside or pay cash dividends per share of PFC Common Stock aggregating (i) the cash dividends per share declared, set aside or paid by HUBCO during such period multiplied by 0.320 (the maximum Exchange Ratio) minus (ii) $0.01 (the amount per share required to redeem the PFC Rights); provided, further, that the amount of any such dividends shall be adjusted, if and to the extent necessary in the opinion of Arthur Andersen, independent accountants for HUBCO, so that the declaration, setting aside and payment of such dividends will not disqualify the Merger for pooling of interests accounting treatment.

                           (c) grant any  severance  or  termination  pay (other
than pursuant to written policies or contracts of PFC in effect on the date hereof and disclosed to HUBCO in the PFC Disclosure Schedule) to, or enter into or amend any employment or severance agreement with, any of its directors, officers or employees; adopt any new employee benefit plan or arrangement of any type; or award any increase in compensation or benefits to its directors, officers or employees, except in each case as specified in Section 5.2 of the PFC Disclosure Schedule;

                           (d) sell or  dispose  of any  substantial  amount  of
assets or voluntarily incur any significant liabilities other than in the ordinary course of business consistent with past practices and policies or in response to substantial financial demands upon the business of PFC or BTH;

                           (e) make any capital expenditures other than pursuant
to binding commitments existing on the date hereof, expenditures necessary to maintain existing assets in good repair, and expenditures described in business plans or budgets previously furnished to HUBCO;

                           (f) file any  applications  or make any contract with
respect to branching or site location or relocation;

                           (g) agree to acquire in any manner  whatsoever (other
than to realize upon collateral for a defaulted loan) any business or entity or make any new investments in securities other than investments in government or agency bonds having a maturity of less than five years;

                           (h)  make  any  material  change  in  its  accounting
methods or practices, other than changes required in accordance with generally accepted accounting principles or regulatory authorities;

                           (i) take any action  that would  result in any of its
representations and warranties contained in Article III of this Agreement not being true and correct in any material respect at the Effective Time or that would cause any of its conditions to Closing not to be satisfied;

                           (j) without  first  conferring  with  HUBCO,  make or
commit to make any new loan or other extension of credit in an amount of $3,000,000 or more, renew for a period in excess of one year any existing loan or other extension of credit in an amount of $3,000,000 or more, or increase by $3,000,000 or more the aggregate credit outstanding to any borrower or group of affiliated borrowers, except such loan initiations, renewals or increases that are committed as of the date of this Agreement and identified on the PFC Disclosure Schedule and residential mortgage loans made in the ordinary course of business in accordance with past practice; or

                           (k) agree to do any of the foregoing.

                  5.3 No Solicitation. So long as this Agreement remains in effect, PFC and BTH shall not, directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than HUBCO) concerning any merger or sale of shares of capital stock or sale of substantial assets or liabilities not in the ordinary course of business, or similar transactions involving PFC or BTH (an "Acquisition Transaction"). Notwithstanding the foregoing, PFC may enter into discussions or negotiations or provide information in connection with an unsolicited possible Acquisition Transaction if the Board of Directors of PFC, after consulting with counsel, determines in the exercise of its fiduciary responsibilities that such discussions or negotiations should be commenced or such information should be furnished. PFC shall promptly communicate to HUBCO the terms of any proposal, whether written or oral, which it may receive in respect of any such Acquisition Transaction and the fact that it is having discussions or negotiations with a third party about an Acquisition Transaction.

                  5.4 Current Information. During the period from the date of this Agreement to the Effective Time, each of PFC and HUBCO will cause one or more of its designated representatives to confer with representatives of the other party on a monthly or more frequent basis regarding its business, operations, properties, assets and financial condition and matters relating to the completion of the transactions contemplated herein. On a monthly basis, PFC agrees to provide HUBCO, and HUBCO agrees to provide PFC, with internally prepared profit and loss statements no later than 21 days after the close of each calendar month. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter (other than the last fiscal quarter of each fiscal year) ending on or after June 30, 1997, PFC will deliver to HUBCO and HUBCO will deliver to PFC their respective quarterly reports on Form 10-Q, as filed under the 1934 Act. As soon as reasonably available, but in no event more than 90 days after the end of each calendar year, PFC will deliver to HUBCO and HUBCO will deliver to PFC their respective Annual Reports on Form 10-K as filed under the 1934 Act.

                  5.5      Access to Properties and Records; Confidentiality.

                           (a)  PFC  and  BTH   shall   permit   HUBCO  and  its
representatives, and HUBCO shall permit, and cause each HUBCO Subsidiary to permit, PFC and its representatives, reasonable access to their respective properties, and shall disclose and make available to HUBCO and its representatives, or PFC and its representatives, as the case may be, all books, papers and records relating to its assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, by-laws, material contracts and agreements, filings with any regulatory authority, accountants' work papers, litigation files, plans affecting employees, and any other business activities or prospects in which HUBCO and its representatives or PFC and its representatives may have a reasonable interest. Neither party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer, would contravene any law, rule, regulation, order or judgment or would waive any privilege. The parties will use their reasonable best efforts to obtain waivers of any such restriction (other than waivers of the attorney-client privilege) and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Notwithstanding the foregoing, PFC acknowledges that HUBCO may be involved in discussions concerning other potential acquisitions and HUBCO shall not be obligated to disclose such information to PFC except as such information is disclosed to HUBCO's shareholders generally.

                           (b) All  information  furnished by the parties hereto
previously in connection with transactions contemplated by this Agreement or pursuant hereto shall be used solely for the purpose of evaluating the Merger contemplated hereby and shall be treated as the sole property of the party delivering the information until consummation of the Merger contemplated hereby, and if such Merger shall not occur, each party and each party's advisors shall return to the other party all documents or other materials containing, reflecting or referring to such information, will not retain any copies of such information, shall use its reasonable best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes. In the event that the Merger contemplated hereby does not occur, all documents, notes and other writings prepared by a party hereto or its advisors based on information furnished by the other party shall be promptly destroyed. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned but shall not apply to (i) any information which (A) the party receiving the information can establish by convincing evidence was already in its possession prior to the disclosure thereof to it by the other party; (B) was then generally known to the public; (C) became known to the public through no fault of the party receiving such information; or (D) was disclosed to the party receiving such information by a third party not bound by an obligation of confidentiality; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction.

                  5.6      Regulatory Matters.

                           (a) For the  purposes  of  holding  the  Stockholders
Meeting (as such term is defined in Section 5.7 hereof), and qualifying under applicable federal and state securities laws the HUBCO Common Stock to be issued to PFC stockholders in connection with the Merger, the parties hereto shall cooperate in the preparation and filing by HUBCO with the SEC of a Registration Statement including a combined proxy statement and prospectus satisfying all applicable requirements of applicable state and federal laws, including the 1933 Act, the 1934 Act and applicable state securities laws and the rules and regulations thereunder (such proxy statement and prospectus in the form mailed by PFC and HUBCO to the PFC shareholders together with any and all amendments or supplements thereto, being herein referred to as the "Proxy Statement-Prospectus" and the various documents to be filed by HUBCO under the 1933 Act with the SEC to register the HUBCO Common Stock for sale, including the Proxy Statement-Prospectus, are referred to herein as the "Registration Statement").

                           (b) HUBCO  shall  furnish  PFC with such  information
concerning HUBCO and its Subsidiaries (including, without limitation, information regarding other transactions which HUBCO is required to disclose) as is necessary in order to cause the Proxy Statement-Prospectus, insofar as it relates to such corporations, to comply with Section 5.6(a) hereof. HUBCO agrees promptly to advise PFC if at any time prior to the Stockholders Meeting, any information provided by HUBCO in the Proxy Statement-Prospectus becomes incorrect or incomplete in any material respect and to provide PFC with the information needed to correct such inaccuracy or omission. HUBCO shall furnish PFC with such supplemental information as may be necessary in order to cause the Proxy Statement-Prospectus, insofar as it relates to HUBCO and its Subsidiaries, to comply with Section 5.6(a) after the mailing thereof to PFC shareholders.

                           (c) PFC shall  furnish  HUBCO  with such  information
concerning PFC as is necessary in order to cause the Proxy Statement-Prospectus, insofar as it relates to PFC, to comply with Section 5.6(a) hereof. PFC agrees promptly to advise HUBCO if at any time prior to the Stockholders Meeting, any information provided by PFC in the Proxy Statement-Prospectus becomes incorrect or incomplete in any material respect and to provide HUBCO with the information needed to correct such inaccuracy or omission. PFC shall furnish HUBCO with such supplemental information as may be necessary in order to cause the Proxy Statement-Prospectus, insofar as it relates to PFC, to comply with Section 5.6(a) after the mailing thereof to PFC shareholders.

                           (d) HUBCO shall as promptly as practicable  make such
filings as are  necessary  in  connection  with the offering of the HUBCO Common
Stock with applicable state securities agencies and shall use all reasonable efforts to qualify the offering of such stock under applicable state securities laws at the earliest practicable date. PFC shall promptly furnish HUBCO with such information regarding PFC shareholders as HUBCO requires to enable it to determine what filings are required hereunder. PFC authorizes HUBCO to utilize in such filings the information concerning PFC provided to HUBCO in connection with, or contained in, the Proxy Statement-Prospectus. HUBCO shall furnish PFC's counsel with copies of all such filings and keep PFC advised of the status thereof. HUBCO shall as promptly as practicable file the Registration Statement containing the Proxy Statement-Prospectus with the SEC, and each of HUBCO and PFC shall promptly notify the other of all communications, oral or written, with the SEC concerning the Registration Statement and the Proxy Statement-Prospectus.

                           (e) HUBCO shall cause the HUBCO Common Stock issuable
pursuant to the Merger to be listed on the NASDAQ at the Effective Time. HUBCO shall cause the HUBCO Common Stock which shall be issuable pursuant to exercise of Stock Options to be accepted for listing on the NASDAQ when issued.

                           (f) The parties hereto will cooperate with each other
and use their reasonable best efforts to prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement as soon as possible, including, without limitation, those required by the FRB and the OTS. The parties shall each have the right to review in advance (and shall do so promptly) all filings with, including all information relating to the other, as the case may be, and any of their respective subsidiaries, which appears in any filing made with, or written material submitted to, any third party or governmental body in connection with the transactions contemplated by this Agreement.

                           (g) Each of the parties  will  promptly  furnish each
other with copies of written communications received by them or any of their respective subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

                           (h) PFC  acknowledges  that  HUBCO is in or may be in
the process of acquiring other banks and financial institutions and that in connection with such acquisitions, information concerning PFC may be required to be included in the registration statements, if any, for the sale of securities of HUBCO or in SEC reports in connection with such acquisitions. PFC agrees to provide HUBCO with any information, certificates, documents or other materials about PFC as are reasonably necessary to be included in such other SEC reports or registration statements, including registration statements which may be filed by HUBCO prior to the Effective Time. PFC shall use its reasonable efforts to cause its attorneys and accountants to provide HUBCO and any underwriters for HUBCO with any consents, comfort letters, opinion letters, reports or information which are necessary to complete the registration statements and applications for any such acquisition or issuance of securities. HUBCO shall reimburse PFC for reasonable expenses thus incurred by PFC should this transaction be terminated for any reason other than as described in Section 7.1(f). HUBCO shall not file with the SEC any registration statement or amendment thereto or supplement thereof containing information regarding PFC unless PFC shall have consented in writing to such filing, which consent shall not be unreasonably delayed or withheld.

                           (i)  Between  the  date  of  this  Agreement  and the
Effective Time, PFC shall cooperate with HUBCO to reasonably conform PFC's policies and procedures regarding applicable regulatory matters, to those of HUBCO as HUBCO may reasonably identify to PFC from time to time.

                  5.7 Approval of Stockholders. PFC will (i) take all steps necessary duly to call, give notice of, convene and hold a meeting of the stockholders of PFC (the "Stockholders Meeting") for the purpose of securing the PFC stockholder approval of this Agreement required by law, (ii) recommend to the stockholders of PFC the approval of this Agreement and the transactions contemplated hereby and use its reasonable best efforts to obtain, as promptly as practicable, such approval, subject to the right not to make a recommendation or to withdraw a recommendation if either (x) PFC's investment banker withdraws its fairness opinion prior to the Stockholders Meeting, or (y) PFC's Board of Directors, after consulting with counsel, determines in the exercise of its fiduciary responsibilities that such recommendation should not be made or should be withdrawn, and (iii) cooperate and consult with HUBCO with respect to each of the foregoing matters.

                  5.8      Further Assurances.

                           (a)  Subject  to  the  terms  and  conditions  herein
provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions to Closing and to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement and using its reasonable best efforts to prevent the breach of any representation, warranty, covenant or agreement of such party contained or referred to in this Agreement and to promptly remedy the same. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action. Nothing in this section shall be construed to require any party to participate in any threatened or actual legal, administrative or other proceedings (other than proceedings, actions or investigations to which it is a party or subject or threatened to be made a party or subject) in connection with consummation of the transactions contemplated by this Agreement unless such party shall consent in advance and in writing to such participation and the other party agrees to reimburse and indemnify such party for and against any and all costs and damages related thereto if the Merger is not consummated.

                           (b) HUBCO  agrees  that  from the date  hereof to the
Effective Time, except as otherwise approved by PFC in writing or as permitted or required by this Agreement, HUBCO will not, nor will it permit any HUBCO Subsidiary to: (i) take any action that would result in any of its representations and warranties contained in Article IV of this Agreement not being true and correct in any material respect at the Effective Time, or that would cause any of its conditions to Closing not to be satisfied; (ii) amend its Certificate of Incorporation in a manner which would adversely affect in any manner the terms of the HUBCO Common Stock or the ability of HUBCO to consummate the Merger; or (iii) make any acquisition that individually or in the aggregate can reasonably be expected to materially adversely affect the ability of HUBCO to consummate the Merger on or before October 31, 1998.

                           (c) HUBCO, PFC and BTH will use reasonable efforts to
cause the Merger to occur on or before March 31, 1998.

                  5.9 Public Announcements. HUBCO and PFC shall cooperate with each other in the development and distribution of all news releases and other public filings and disclosures with respect to this Agreement or the Merger transactions contemplated hereby, and HUBCO and PFC agree that unless approved mutually by them in advance, they will not issue any press release or written statement for general circulation relating primarily to the transactions contemplated hereby, except as may be otherwise required by law or regulation upon the advice of counsel.

                  5.10 Failure to Fulfill Conditions. In the event that HUBCO or PFC determines that a material condition to its obligation to consummate the Merger cannot be fulfilled on or prior to July 31, 1998 (as the same may be extended in accordance with the following sentence, the "Cutoff Date") and that it will not waive that condition, it will promptly notify the other party. The "Cutoff Date" shall be extended to October 31, 1998 if subsequent to the date hereof HUBCO or one of its Subsidiaries enters into an agreement relating to another acquisition and HUBCO notifies PFC in writing that such other acquisition can reasonably be expected to delay the Closing beyond July 31, 1998 but not beyond October 31, 1998. Except for any acquisition or merger discussions HUBCO may enter into with other parties, PFC and HUBCO will promptly inform the other of any facts applicable to PFC or HUBCO, respectively, or their respective directors or officers, that would be likely to prevent or materially delay approval of the Merger by any Governmental Entity or which would otherwise prevent or materially delay completion of the Merger.

                  5.11 Disclosure Supplements. From time to time prior to the Effective Time, each party hereto will promptly supplement or amend (by written notice to the other) its respective Disclosure Schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered materially inaccurate thereby. For the purpose of determining satisfaction of the conditions set forth in Article VI and subject to Sections 6.2(a) and 6.3(a), no supplement or amendment to the parties' respective Disclosure Schedules shall correct or cure any warranty which was untrue when made, but shall enable the disclosure of subsequent facts or events to maintain the truthfulness of any warranty.

                  5.12     Transaction Expenses of PFC.

                           (a) For planning purposes,  PFC shall, within 30 days
from the date hereof, provide HUBCO with its estimated budget of transaction-related expenses reasonably anticipated to be payable by PFC in connection with this transaction based on facts and circumstances currently known, including the fees and expenses of counsel, accountants, investment bankers and other professionals. PFC shall promptly notify HUBCO if or when it determines that it will expect to exceed its budget.

                           (b) Promptly  after the execution of this  Agreement,
PFC shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements. PFC shall accrue and/or pay all of such amounts as soon as possible.

                           (c) PFC  shall  cause  its  professionals  to  render
monthly invoices within 15 days after the end of each month. PFC shall notify HUBCO monthly of all out-of-pocket expenses which PFC has incurred in connection with this transaction.

                           (d) HUBCO, in reasonable consultation with PFC, shall
make all arrangements with respect to the printing and mailing of the Proxy Statement-Prospectus.

                  5.13 Reserves. Notwithstanding that PFC believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable laws, rules and regulations, PFC recognizes that HUBCO may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). From and after the date of this Agreement to the Effective Time and in order to formulate the plan of integration for the Merger, PFC and HUBCO shall consult and cooperate with each other with respect to (i) conforming, based upon such consultation, PFC's loan, accrual and reserve policies to those policies of HUBCO to the extent appropriate, provided that any required change in PFC's practices in connection with the matters described in this clause (i) need not be effected until the parties receive all necessary stockholder, third party and governmental approvals and consents to consummate the transactions contemplated hereby, (ii) new extensions of credit or material revisions to existing terms of credits by BTH, in each case where the aggregate exposure exceeds $3,000,000, and (iii) conforming, based upon such consultation, the composition of the investment portfolio and overall asset/liability management position of PFC and BTH to the extent appropriate.

                  5.14     Indemnification.

                           (a) For a period  of six years  after  the  Effective
Time, HUBCO shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director, officer, employee or agent of PFC or BTH or serves or has served at the request of PFC or BTH in any capacity with any other person (collectively, the "Indemnitees") against any and all claims, damages, liabilities, losses, costs, charges, expenses (including, without limitation, reasonable costs of investigation, and the reasonable fees and disbursements of legal counsel and other advisers and experts as incurred), judgments, fines, penalties and amounts paid in settlement, asserted against, incurred by or imposed upon any Indemnitee by reason of the fact that he or she is or was a director, officer, employee or agent of PFC or BTH or serves or has served at the request of PFC or BTH in any capacity with any other person, in connection with, arising out of or relating to (i) any threatened, pending or completed claim, action, suit or proceeding (whether civil, criminal, administrative or investigative), including, without limitation, any and all claims, actions, suits, proceedings or investigations by or on behalf of or in the right of or against PFC or BTH or any of their respective affiliates, or by any former or present shareholder of PFC (each a "Claim" and collectively, "Claims"), including, without limitation, any Claim which is based upon, arises out of or in any way relates to the Merger, the Proxy Statement/Prospectus, this Agreement, any of the transactions contemplated by this Agreement, the Indemnitee's service as a member of the Board of Directors of PFC or BTH or of any committee of PFC's or BTH's Board of Directors, the events leading up to the execution of this Agreement, any statement, recommendation or solicitation made in connection therewith or related thereto and any breach of any duty in connection with any of the foregoing, and (ii) the enforcement of the obligations of HUBCO set forth in this Section 5.14, in each case to the fullest extent which PFC or BTH would have been permitted under any applicable law and their respective Certificates of Incorporation and By-Laws had the Merger not occurred (and HUBCO shall also advance expenses as incurred to the fullest extent so permitted). Notwithstanding the foregoing, but subject to subsection
(b) below, HUBCO shall not provide any indemnification or advance any expenses with respect to any Claim which relates to a personal benefit improperly paid or provided, or alleged to have been improperly paid or provided, to the Indemnitee, but HUBCO shall reimburse the Indemnitee for costs incurred by the Indemnitee with respect to such Claim when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the Indemnitee was not improperly paid or provided with the personal benefit alleged in the Claim.

                           (b) From and after the  Effective  Time,  HUBCO shall
assume and honor any obligation of PFC or BTH immediately prior to the Effective Time with respect to the indemnification of the Indemnitees arising out of the Certificate of Incorporation, Charter or By-Laws of PFC or BTH, or arising out of any written indemnification agreements between PFC and/or BTH and such persons disclosed in the PFC Disclosure Schedule, as if such obligations were pursuant to a contract or arrangement between HUBCO and such Indemnitees.

                           (c) In the event  HUBCO or any of its  successors  or
assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other person or entity and is not the resulting, continuing or surviving corporation or entity of such consolidation, merger or transaction, or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of HUBCO assume the obligations set forth in this Section 5.14.

                           (d) HUBCO shall cause  PFC's and BTH's  officers  and
directors to be covered under HUBCO's then current officers' and directors' liability insurance policy for a period of six years after the Effective Time, or, in the alternative, to be covered under an extension of PFC's and BTH's existing officers' and directors' liability insurance policy. However, HUBCO shall only be required to insure such persons upon terms and for coverages substantially similar to PFC's and BTH's existing officers' and directors' liability insurance.

                           (e) Any Indemnitee  wishing to claim  indemnification
under this Section 5.14 shall promptly notify HUBCO upon learning of any Claim, but the failure to so notify shall not relieve HUBCO of any liability it may have to such Indemnitee if such failure does not materially prejudice HUBCO. In the event of any Claim (whether arising before or after the Effective Time) as to which indemnification under this Section 5.14 is applicable, (x) HUBCO shall have the right to assume the defense thereof and HUBCO shall not be liable to such Indemnitees for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnitee in connection with the defense thereof, except that if HUBCO elects not to assume such defense, or counsel for the Indemnitees advises that there are issues which raise conflicts of interest between HUBCO and the Indemnitees, the Indemnitees may retain counsel satisfactory to them, and HUBCO shall pay the reasonable fees and expenses of such counsel for the Indemnitees as statements therefor are received; provided, however, that HUBCO shall be obligated pursuant to this Section 5.14(e) to pay for only one firm of counsel for all Indemnitees in any jurisdiction with respect to a matter unless the use of one counsel for multiple Indemnitees would present such counsel with a conflict of interest that is not waived, and (y) the Indemnitees will cooperate in the defense of any such matter. HUBCO shall not be liable for settlement of any claim, action or proceeding hereunder unless such settlement is effected with its prior written consent. Notwithstanding anything to the contrary in this Section 5.14, HUBCO shall not have any obligation hereunder to any Indemnitee when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnitee in the manner contemplated hereby is prohibited by applicable law or public policy.

                  5.15 Pooling and Tax-Free Reorganization Treatment. Prior to the date hereof, neither HUBCO or PFC has taken any action or failed to take any action which would disqualify the Merger for pooling of interests accounting treatment. Before the Effective Time, neither HUBCO nor PFC shall intentionally take, fail to take, or cause to be taken or not taken any action within its control, which would disqualify the Merger as a "pooling-of-interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code. Subsequent to the Effective Time, HUBCO shall not take and shall cause the Surviving Corporation not to take any action within their control that would disqualify the Merger as such a "reorganization" under the Code.

                  5.16 Comfort Letters. HUBCO shall cause Arthur Andersen, its independent public accountants, to deliver to PFC, and PFC shall cause Deloitte & Touche, its independent public accountants, to deliver to HUBCO and to its officers and directors who sign the Registration Statement for this transaction, a short-form "comfort letter" or "agreed upon procedures" letter, dated the date of the mailing of the Proxy Statement-Prospectus for the Stockholders Meeting of PFC, in the form customarily issued by such accountants at such time in transactions of this type (provided that Arthur Andersen and Deloitte & Touche have been provided with representation letters from HUBCO and PFC in accordance with Statement on Auditing Standards No. 72).

                  5.17 Affiliates. Promptly, but in any event within two weeks, after the execution and delivery of this Agreement, PFC shall deliver to HUBCO
(a) a letter identifying all persons who, to the knowledge of PFC, may be deemed to be affiliates of PFC under Rule 145 of the 1933 Act and the pooling-of-interests accounting rules, including, without limitation, all directors and executive officers of PFC and (b) use its reasonable best efforts to cause each person who may be deemed to be an affiliate of PFC to execute and deliver to HUBCO a letter agreement, substantially in the form of Exhibit 5.17-1, agreeing to comply with Rule 145 and to refrain from transferring shares as required by the pooling-of-interests accounting rules. Within two weeks after the date hereof, HUBCO shall use its reasonable best efforts to cause its directors and executive officers to enter into letter agreements in the form of
Exhibit 5.17-2 with HUBCO concerning the pooling-of-interests accounting rules. HUBCO hereby agrees to publish, or file a Form 8-K, Form 10-K or Form 10-Q containing financial results covering at least 30 days of post-Merger combined operations of HUBCO and PFC as soon as practicable (but in no event later than 30 days) following the close of the first calendar month ending 30 days after the Effective Time, in form and substance sufficient to remove the restrictions set forth in paragraph "B" of Exhibit 5.17-1.

                  5.18 Appointment of Directors. HUBCO shall cause Joseph B. Tockarshewsky and Noel deCordova, Jr. to be appointed at the Effective Time as directors of HUBCO. The Chairman of the Board of Directors of HUBCO shall recommend to the HUBCO Board of Directors that Joseph B. Tockarshewsky be nominated for a three year term as a director of HUBCO and that Noel deCordova, Jr. be nominated for a two year term as a director of HUBCO at the first HUBCO shareholders meeting held following the Closing. BTH shall cause such persons as HUBCO shall designate to be appointed at the Effective Time as directors of BTH. HUBCO will invite all current directors of BTH to remain as directors of BTH following the Closing and will ask Joseph B. Tockarshewsky to serve as Chairman of the Board and Chief Executive Officer of BTH following the Closing.

                  5.19 Rights Plan. PFC shall cause the PFC Rights to be redeemed or terminated and, if requested by HUBCO, PFC shall cause the Rights Plan to be terminated, in each case effective at or prior to the Closing and without substantial cost to HUBCO.

                  5.20     Operation of BTH Post-Closing; Employee Matters.

                           (a) Following consummation of the Merger, HUBCO shall
operate BTH as a separate bank subsidiary under the name "Bank of the Hudson." It is HUBCO's current intention that BTH's current main office in Poughkeepsie, New York, will be maintained as the main office of HUBCO's New York State banking operations indefinitely following the Closing. Following the Closing, HUBCO will use reasonable efforts to preserve the historical artifacts currently located at such Poughkeepsie, New York office. At such time as HUBCO may relocate the main office of its New York State banking operations HUBCO will cause such artifacts to be donated to a museum serving the Poughkeepsie, New York community. HUBCO agrees that it will support PFC's and BTH's efforts to have such main office listed on the National Registry of Historic Properties.

                           (b) PFC and BTH acknowledge  that HUBCO may choose to
cause BTH to be operated as a New York State-chartered commercial bank as soon as practicable after the Effective Time, whether by means of conversion, merger with a phantom bank or otherwise. PFC and BTH shall use reasonable efforts prior to the Closing to cooperate with and assist HUBCO in accomplishing that result; provided, that nothing in this Section 5.20(b) shall require BTH to convert from a federal savings bank to another form of bank prior to the Closing.

                           (c) Following consummation of the Merger, HUBCO shall
honor the existing written contracts with officers and employees of PFC and BTH that are included in the PFC Disclosure Schedule.

                           (d) Following consummation of the Merger, HUBCO shall
continue to provide the level of post-retirement benefits currently provided by, or agreed to be provided by, PFC or BTH to those persons identified in Section 5.20(d) of the PFC Disclosure Schedule, only to the extent such persons and such benefits are identified in Section 5.20(d) of the PFC Disclosure Schedule, or HUBCO at its option shall provide other, substantially equivalent, benefits to such persons.

                           (e) Prior to, or effective upon, the Closing, PFC and
BTH shall cause their Non-Employee Directors' Retirement Plan to be terminated and shall fully fund all benefits thereunder so that neither BTH nor HUBCO as successor to PFC shall have any continuing obligation thereunder. Prior to such termination, PFC and BTH may amend and fund the Non-Employee Directors' Retirement Plan in the manner described in Section 5.2 of the PFC Disclosure Schedule.

                           (f) Following consummation of the Merger, HUBCO shall
make available to all employees and officers of PFC or BTH employed by HUBCO or its Subsidiaries following the Merger ("continuing employees") coverage under the benefit plans generally available to HUBCO's employees and officers (including pension and health and hospitalization) on the terms and conditions available to HUBCO's employees and officers. Following consummation of the Merger, HUBCO shall honor the severance policies of PFC and BTH previously disclosed to HUBCO in writing, and HUBCO shall not change such severance policies (as applicable to persons employed by PFC or BTH on the Closing Date) for a period of six months following the Effective Time. After the Effective Time, HUBCO may terminate, merge or change existing PFC or BTH benefit plans. Continuing employees will receive credit for prior employment by PFC or BTH for the sole purpose of determining whether such continuing employees are eligible to participate in or be vested under HUBCO's medical, vacation, sick leave, disability, pension, and other employee benefit plans. Credit for prior service will not be given for purposes of benefit accrual under any defined benefit pension plan of HUBCO.


                         ARTICLE VI - CLOSING CONDITIONS

                  6.1 Conditions to Each Party's Obligations Under this Agreement. The respective obligations of each party under this Agreement to consummate the Merger shall be subject to the satisfaction, or, where permissible under applicable law, waiver at or prior to the Effective Time of the following conditions:

                           (a) Approval of Stockholders; SEC Registration.  This
Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the stockholders of PFC. The HUBCO Registration Statement and Proxy Statement-Prospectus shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order, and the issuance of the HUBCO Common Stock shall have been qualified in every state where such qualification is required under the applicable state securities laws.

                           (b) Regulatory Filings.  All necessary  regulatory or
governmental approvals and consents (including without limitation any required approval of the FRB, the OTS and the SEC) required to consummate the transactions contemplated hereby shall have been obtained without any term or condition which would materially impair the value of PFC and BTH, taken as a whole, to HUBCO. All conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied; and all statutory waiting periods in respect thereof (including the Hart-Scott-Rodino waiting period if applicable) shall have expired.

                           (c) Suits and  Proceedings.  No  order,  judgment  or
decree shall be outstanding against a party hereto or a third party that would have the effect of preventing completion of the Merger; no suit, action or other proceeding shall be pending or threatened by any governmental body in which it is sought to restrain or prohibit the Merger; and no suit, action or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit the Merger or obtain other substantial monetary or other relief against one or more parties hereto in connection with this Agreement and which HUBCO or PFC determines in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed with the Merger because any such suit, action or proceeding has a significant potential to be resolved in such a way as to deprive the party electing not to proceed of any of the material benefits to it of the Merger.

                           (d) Tax  Opinion.  HUBCO  and  PFC  shall  each  have
received an opinion, dated as of the Effective Time, of Pitney, Hardin, Kipp & Szuch, or of counsel to PFC reasonably acceptable to HUBCO, reasonably satisfactory in form and substance to PFC and its counsel and to HUBCO, based upon representation letters reasonably required by such counsel, dated on or about the date of such opinion, and such other facts and representations as counsel may reasonably deem relevant, to the effect that: (i) the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368 of the Code; (ii) no gain or loss will be recognized by PFC; (iii) no gain or loss will be recognized by PFC shareholders upon the exchange of PFC Common Stock solely for HUBCO Common Stock; (iv) the basis of any HUBCO Common Stock received in exchange for PFC Common Stock shall equal the basis of the recipient's PFC Common Stock surrendered on the exchange, reduced by the amount of cash received, if any, on the exchange, and increased by the amount of the gain recognized, if any, on the exchange (whether characterized as dividend or capital gain income); and (v) the holding period for any HUBCO Common Stock received in exchange for PFC Common Stock will include the period during which PFC Common Stock surrendered on the exchange was held, provided such stock was held as a capital asset on the date of the exchange.

                           (e) Pooling of Interests. HUBCO shall have received a
letter, dated the Closing Date, from its accountants, Arthur Andersen, reasonably satisfactory to HUBCO and PFC, to the effect that the Merger shall be qualified to be treated by HUBCO as a pooling-of-interests for accounting purposes.

                  6.2 Conditions to the Obligations of HUBCO Under this Agreement. The obligations of HUBCO under this Agreement shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

                           (a)  Representations  and Warranties;  Performance of
Obligations of PFC and BTH. Except for those representations which are made as of a particular date, the representations and warranties of PFC contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of the Closing Date. PFC shall have performed in all material respects the agreements, covenants and obligations to be performed by it prior to the Closing Date. With respect to any representation or warranty which as of the Closing Date has required a supplement or amendment to the PFC Disclosure Schedule to render such representation or warranty true and correct in all material respects as of the Closing Date, the representation and warranty shall be deemed true and correct as of the Closing Date only if (i) the information contained in the supplement or amendment to the PFC Disclosure Schedule related to events occurring following the execution of this Agreement and (ii) the facts disclosed in such supplement or amendment would not either alone, or together with any other supplements or amendments to the PFC Disclosure Schedule, materially adversely affect the representation as to which the supplement or amendment relates.

                           (b) Opinion of Counsel.  HUBCO shall have received an
opinion of counsel to PFC, dated the Closing Date, in form and substance reasonably satisfactory to HUBCO, substantially in accordance with Exhibit 6.2(b) hereto.

                           (c) Certificates. PFC shall have furnished HUBCO with
such certificates of its officers or other documents to evidence fulfillment of the conditions set forth in this Section 6.2 as HUBCO may reasonably request.

                           (d) Legal Fees. PFC shall have  furnished  HUBCO with
letters from all attorneys representing PFC and BTH in any significant matters confirming that all material legal fees have been paid in full for services rendered as of the Effective Time.

                           (e) Merger-Related  Expenses. PFC shall have provided
HUBCO with an accounting of all merger-related expenses incurred by it through the Closing Date, including a good faith estimate of such expenses incurred but as to which invoices have not been submitted as of the Closing Date. The merger-related expenses of PFC shall be reasonable.

                  6.3 Conditions to the Obligations of PFC Under this Agreement. The obligations of PFC under this Agreement shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

                           (a)  Representations  and Warranties;  Performance of
Obligations of HUBCO. Except for those representations which are made as of a particular date, the representations and warranties of HUBCO contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of the Closing Date. HUBCO shall have performed in all material respects the agreements, covenants and obligations to be performed by it prior to the Closing Date. With respect to any representation or warranty which as of the Closing Date has required a supplement or amendment to the HUBCO Disclosure Schedule to render such representation or warranty true and correct in all material respects as of the Closing Date, the representation and warranty shall be deemed true and correct as of the Closing Date only if (i) the information contained in the supplement or amendment to the HUBCO Disclosure Schedule related to events occurring following the execution of this Agreement and (ii) the facts disclosed in such supplement or amendment would not either alone, or together with any other supplements or amendments to the HUBCO Disclosure Schedule, materially adversely effect the representation as to which the supplement or amendment relates.

                           (b)  Opinion  of  Counsel  to HUBCO.  PFC shall  have
received an opinion of counsel to HUBCO, dated the Closing Date, in form and substance reasonably satisfactory to PFC, substantially in accordance with
Exhibit 6.3(b) hereto.

                           (c)  Fairness  Opinion.  PFC shall have  received  an
opinion from Advest dated no more than three days prior to the date the Proxy Statement-Prospectus is mailed to PFC's stockholders (and, if it shall become necessary to resolicit proxies thereafter, dated no more than three days prior to the date of any substantive amendment to the Proxy Statement/Prospectus) to the effect that, in its opinion, the consideration to be paid to stockholders of PFC hereunder is fair to such stockholders from a financial point of view ("Fairness Opinion").

                           (d) Certificates. HUBCO shall have furnished PFC with
such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 6.3 as PFC may reasonably request.


                 ARTICLE VII - TERMINATION, AMENDMENT AND WAIVER

                  7.1 Termination. This Agreement may be terminated prior to the Effective Time, whether before or after approval of this Agreement by the stockholders of PFC:

                           (a) by mutual written consent of the parties hereto;

                           (b) by HUBCO or PFC (i) if the  Effective  Time shall
not have occurred on or prior to the Cutoff Date unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements set forth herein to be performed or observed by such party at or before the Effective Time, or (ii) if a vote of the stockholders of PFC is taken and such stockholders fail to approve this Agreement at the meeting (or any adjournment thereof) held for such purpose;

                           (c) by HUBCO or PFC upon written  notice to the other
if any application for regulatory or governmental approval necessary to consummate the Merger and the other transactions contemplated hereby shall have been denied or withdrawn at the request or recommendation of the applicable regulatory agency or Governmental Entity or by HUBCO upon written notice to PFC if any such application is approved with conditions (other than conditions which are customary in such regulatory approvals) which materially impair the value of PFC and BTH, taken as a whole, to HUBCO;

                           (d) by HUBCO  if (i)  there  shall  have  occurred  a
material adverse change in the business, operations, assets, or financial condition of PFC and BTH, taken as a whole, from that disclosed by PFC in PFC's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (it being understood that those matters disclosed in the PFC Disclosure Schedule shall not be deemed to constitute such a material adverse change) or (ii) there was a material breach in any representation, warranty, covenant, agreement or obligation of PFC hereunder and such breach shall not have been remedied within 30 days after receipt by PFC of notice in writing from HUBCO to PFC specifying the nature of such breach and requesting that it be remedied;

                           (e) by  PFC  if  (i)  there  shall  have  occurred  a
material adverse change in the business, operations, assets or financial condition of HUBCO and its Subsidiaries taken as a whole from that disclosed by HUBCO in HUBCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 except for the Effects of Announced Acquisitions (it being understood that those matters disclosed in the HUBCO Disclosure Schedule shall not be deemed to constitute such a material adverse change); or (ii) there was a material breach in any representation, warranty, covenant, agreement or obligation of HUBCO hereunder and such breach shall not have been remedied within 30 days after receipt by HUBCO of notice in writing from PFC specifying the nature of such breach and requesting that it be remedied;

                           (f) by PFC,  if PFC's Board of  Directors  shall have
approved an Acquisition Transaction after determining, upon advice of counsel, that such approval was necessary in the exercise of its fiduciary obligations under applicable laws;

                           (g) by HUBCO if the  conditions set forth in Sections
6.1 and 6.2 are not satisfied and are not capable of being satisfied by the Cutoff Date;

                           (h) by PFC if the  conditions  set forth in  Sections
6.1 and 6.3 are not satisfied and are not capable of being satisfied by the Cutoff Date; or

                           (i) by PFC, in accordance with Section 2.1(a)(iii).

                  7.2 Effect of Termination. In the event of the termination and abandonment of this Agreement by either HUBCO or PFC pursuant to Section 7.1, this Agreement (other than Section 5.5(b), the penultimate sentence of Section 5.6(h), this Section 7.2 and Section 8.1) shall forthwith become void and have no effect, without any liability on the part of any party or its officers, directors or stockholders. Nothing contained herein, however, shall relieve any party from any liability for any breach of this Agreement.

                  7.3 Amendment. This Agreement may be amended by action taken by the parties hereto at any time before or after adoption of this Agreement by the stockholders of PFC but, after any such adoption, no amendment shall be made which reduces the amount or changes the form of the consideration to be delivered to the shareholders of PFC without the approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties hereto.

                  7.4 Extension; Waiver. The parties may, at any time prior to the Effective Time of the Merger, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto; or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party against which the waiver is sought to be enforced.


                          ARTICLE VIII - MISCELLANEOUS

                  8.1      Expenses.

                           (a) Except as otherwise  expressly stated herein, all
costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including legal, accounting and investment banking fees and expenses) shall be borne by the party incurring such costs and expenses. Notwithstanding the foregoing, PFC may bear the expenses of BTH.

                           (b)  Notwithstanding  any provision in this Agreement
to the contrary, in the event that either of the parties shall willfully default in its obligations hereunder, the non-defaulting party may pursue any remedy available at law or in equity to enforce its rights and shall be paid by the willfully defaulting party for all damages, costs and expenses, including without limitation legal, accounting, investment banking and printing expenses, incurred or suffered by the non-defaulting party in connection herewith or in the enforcement of its rights hereunder.

                  8.2 Survival. The respective representations, warranties, covenants and agreements of the parties to this Agreement shall not survive the Effective Time, but shall terminate as of the Effective Time, except for Article II, this Section 8.2 and Sections 5.5(b), 5.14, 5.17 and 5.20.

                  8.3 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or by reputable overnight courier or sent by registered or certified mail, postage prepaid, as follows:

                        (a)  If to HUBCO, to:
                             HUBCO, Inc.
                             1000 MacArthur Blvd.
                             Mahwah, New Jersey 07430
                      Attn.: Kenneth T. Neilson, Chairman,
                             President and Chief Executive Officer

                             Copy to:
                             1000 MacArthur Blvd.
                             Mahwah, New Jersey 07430
                      Attn.: D. Lynn Van Borkulo-Nuzzo, Esq.

                             And copy to:
                             Pitney, Hardin, Kipp & Szuch
                             (Delivery) 200 Campus Drive
                             Florham Park, New Jersey
                             (Mail) P.O. Box 1945
                             Morristown, New Jersey 07962-1945
                      Attn.: Michael W. Zelenty, Esq.

                        (b)  If to PFC or BTH, to:
                             Poughkeepsie Financial Corp.
                             249 Main Mall
                             Poughkeepsie, New York 12601
                      Attn.: Joseph B. Tockarshewsky, Chairman,
                             President and Chief Executive Officer

                             Copy to:
                             Elias, Matz, Tiernan & Herrick L.L.P.
                             The Walker Building, 12th Floor
                             734 15th Street, N.W.
                             Washington, D.C. 20005
                      Attn.: W. Michael Herrick, Esq.

or such other addresses as shall be furnished in writing by any party, and any such notice or communications shall be deemed to have been given as of the date actually received.

                  8.4 Parties in Interest; Assignability. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement except the Indemnitees described in Section 5.14. This Agreement and the rights and obligations of the parties hereunder may not be assigned.

                  8.5 Entire Agreement. This Agreement, which includes the Disclosure Schedules hereto and the other documents, agreements and instruments executed and delivered pursuant to or in connection with this Agreement, contains the entire Agreement between the parties hereto with respect to the transactions contemplated by this Agreement and supersedes all prior negotiations, arrangements or understandings, written or oral, with respect thereto, other than any confidentiality agreements entered into by the parties hereto.

                  8.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

                  8.7 Governing Law. This Agreement shall be governed by the laws of the State of New Jersey, without giving effect to the principles of conflicts of laws thereof.

                  8.8 Descriptive Headings. The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

                  IN WITNESS WHEREOF, HUBCO, PFC and BTH have caused this Agreement to be executed by their duly authorized officers and by no less than a majority of the directors of each of them as of the day and year first above written.

ATTEST:                                    HUBCO, INC.


    D. LYNN VAN BORKULO-NUZZO              KENNETH T. NEILSON
By: _________________________________  By: ________________________________
                                           Kenneth T. Neilson, Chairman,
                                           President and Chief Executive Officer

ATTEST:                                    POUGHKEEPSIE FINANCIAL CORP.


    ELIZABETH J. WHALEN                    JOSEPH B. TOCKARSHEWSKY
By: _________________________________  By: ________________________________
    Elizabeth J. Whalen                    Joseph B. Tockarshewsky, Chairman,
                                           President and Chief Executive Officer

ATTEST:                                    BANK OF THE HUDSON


    ELIZABETH J. WHALEN                    JOSEPH B. TOCKARSHEWSKY
By: _________________________________  By: ________________________________
    Elizabeth J. Whalen                    Joseph B. Tockarshewsky, Chairman,
                                           President and Chief Executive Officer

                       AGREEMENT OF PFC AND BTH DIRECTORS

                  Reference is made to the Agreement and Plan of Merger, dated October 22, 1997 (the "Merger Agreement"), among HUBCO, Inc., Poughkeepsie Financial Corp., and Bank of the Hudson. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Merger Agreement.

                  Each of the following persons, being all of the directors of PFC and BTH, solely in such person's capacity as a holder of PFC Common Stock, agrees to vote or cause to be voted all shares of PFC Common Stock which are held by such person, or over which such person exercises full voting control (except as trustee or in a fiduciary capacity, or as nominee), in favor of the Merger.

                  It is understood and agrees that this Agreement of PFC and BTH Directors (this "Agreement") relates solely to the capacity of the undersigned as shareholders or other beneficial owners of shares of PFC Common Stock and is not in any way intended to affect the exercise by the undersigned of the undersigned's responsibilities as directors of PFC or BTH. It is further understood and agreed that this Agreement is not in any way intended to affect the exercise by the undersigned of any fiduciary responsibility which the undersigned may have in respect of any shares of PFC Common Stock held by the undersigned as of the date hereof.

MILTON CHAZEN
----------------------------                      -----------------------------
Milton Chazen                                     Henry C. Meagher

                                                  ROBERT M. PERKINS
----------------------------                      -----------------------------
Nicole deCordova, Jr.                             Robert M. Perkins

BURTON GOLD                                       ELIZABETH K. SHEQUINE
----------------------------                      -----------------------------
Burton Gold                                       Elizabeth K. Shequine

ROBERT J. HUGHES                                  JOSEPH B. TOCKARSHEWSKY
----------------------------                      -----------------------------
Robert J. Hughes                                  Joseph B. Tockarshewsky

                                                  JAMES V. TOMAI, JR.
----------------------------                      -----------------------------
Jeh V. Johnson                                    James V. Tomai, Jr.



Dated: October 22, 1997

                                  EXHIBIT 5.17-1
                          FORM OF PFC AFFILIATE LETTER

                                                             October __, 1997

HUBCO, Inc.
1000 MacArthur Boulevard
Mahwah, New Jersey 07430

Gentlemen:

                  I am delivering this letter to you in connection with the proposed acquisition (the "Merger") of Poughkeepsie Financial Corporation, a Delaware corporation and registered savings and loan holding company (the "Company"), by HUBCO, Inc., a New Jersey corporation and registered bank holding company ("HUBCO"), pursuant to the Agreement and Plan of Merger dated as of October 22, 1997 (the "Agreement") between the Company, Bank of the Hudson and HUBCO. I currently own shares of the Company's common stock, $.01 par value ("PFC Common Stock"). As a result of the Merger, I will receive shares of HUBCO's common stock, no par value ("HUBCO Common Stock") in exchange for my PFC Common Stock.

                  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of the Company, as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the "1933 Act") by the Securities and Exchange Commission ("SEC") and as the term "affiliate" is used for purposes of the SEC's rules and regulations applicable to the determination of whether a merger can be accounted for as a "pooling of interests" as specified in the SEC's Accounting Series Release 135, as amended by Staff Accounting Bulletins Nos. 65 and 76 ("ASR 135").

                  I represent to and agree with HUBCO that:

                  A. Transfer Review Restrictions. During the period beginning on the date hereof and ending 30 days prior to the consummation of the Merger, I shall not sell, transfer, reduce my risk with respect to or otherwise dispose of ("transfer") any PFC Common Stock owned by me, and I shall not permit any relative who shares my home, or any person or entity who or which I control, to transfer any PFC Common Stock owned by such person or entity, without notifying HUBCO in advance of the proposed transfer and giving HUBCO a reasonable opportunity to review the transfer before it is consummated. HUBCO, if advised to do so by its independent public accountants, may instruct me not to make or permit the transfer because it may interfere with the "pooling of interests" treatment of the Merger. I shall abide by any such instructions.

                  B. Transfer Restrictions During Merger Consummation Period. I shall not transfer any PFC Common Stock owned by me, and I shall not permit any relative who shares my home, or any person or entity who or which I control, to transfer any PFC Common Stock owned by such person or entity during the period beginning 30 days prior to the consummation of the Merger and ending immediately after financial results covering at least 30 days of post-Merger combined operations have been published by HUBCO by means of the filing of a Form 10-Q or Form 8-K under the Securities Exchange Act of 1934, as amended, the issuance of a quarterly earnings report, or any other public issuance which satisfies the requirements of ASR 135. For purposes of this paragraph only, "PFC Common Stock" includes HUBCO Common Stock into which my Poughkeepsie Common Stock is converted.

                  C. Compliance with Rule 145. I have been advised that the issuance of HUBCO Common Stock to me pursuant to the Merger will be registered with the SEC under the 1933 Act on a Registration Statement on Form S-4. However, I have also been advised that, since I may be deemed to be an affiliate of the Company at the time the Merger is submitted for a vote of the Company's stockholders, any transfer by me of HUBCO Common Stock is restricted under Rule 145 promulgated by the SEC under the 1933 Act. I agree not to transfer the HUBCO Common Stock received by me or any of my affiliates unless (i) such transfer is made in conformity with the volume and other limitations of Rule 145 promulgated by the SEC under the 1933 Act, (ii) in the opinion of HUBCO's counsel or counsel reasonably acceptable to HUBCO, such transfer is otherwise exempt from registration under the 1933 Act or (iii) such transfer is registered under the 1933 Act.

                  D. Stop Transfer Instructions; Legend on Certificates. I also understand and agree that stop transfer instructions will be given to HUBCO's transfer agents with respect to the HUBCO Common Stock received by me and any of my affiliates and that there will be placed on the certificates of the HUBCO Common Stock issued to me and any of my affiliates, or any substitutions therefor, a legend stating in substance:

         "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED OCTOBER 22, 1997 BETWEEN THE REGISTERED HOLDER HEREOF AND HUBCO, INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF HUBCO, INC."

                  E. Consultation with Counsel. I have carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to transfer HUBCO Common Stock to the extent I felt necessary with my counsel or counsel for the Company.

                  Execution of this letter is not an admission on my part that I am an "affiliate" of the Company as described in the second paragraph of this letter, or a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter. This letter shall terminate concurrently with any termination of the Agreement in accordance with its terms.

                                                Very truly yours,

                                                -----------------------------
                                                Name:

Accepted this ___ day of October , 1997 by HUBCO, INC.

By: ______________________________
    Name:
    Title:

                                 EXHIBIT 5.17-2

                  FORM OF AFFILIATE LETTER FOR HUBCO AFFILIATES


                                                           October ___, 1997


HUBCO, Inc.
1000 MacArthur Boulevard
Mahwah, New Jersey 07430

Gentlemen:

                  I am delivering this letter to you in connection with the proposed merger (the "Merger") of Poughkeepsie Financial Corporation, a Delaware Corporation and registered savings and loan holding company ("PFC"), with and into HUBCO, Inc., a New Jersey corporation and registered bank holding company ("HUBCO"), pursuant to the Agreement and Plan of Merger dated as of October 22, 1997(the "Agreement") between HUBCO and PFC. I currently own shares of HUBCO's common stock, no par value ("HUBCO Common Stock").

                  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of HUBCO, as the term "affiliate" is used for purposes of the rules and regulations of the Securities and Exchange Commission (the "Commission") applicable to the determination of whether a merger can be accounted for as a "pooling of interests" as specified in the Commission's Accounting Series Release 135, as amended by Staff Accounting Bulletins Nos. 65 and 76 ("ASR 135").

                  I represent and covenant with HUBCO and PFC that:

                  A. Transfer Restrictions Prior to Merger Consummation. During the period beginning on the date hereof and ending 30 days prior to the consummation of the Merger, I shall not sell, transfer, reduce my risk with respect to or otherwise dispose of ("transfer") any HUBCO Common Stock owned by me, and I shall not permit any relative who shares my home, or any person or entity who or which I control, from transferring any HUBCO Common Stock owned by such person or entity, without notifying HUBCO in advance of the proposed transfer and giving HUBCO a reasonable opportunity to object to the transfer before it is consummated. HUBCO, upon advice of its independent public accountants, may instruct me not to make or permit the transfer because it may interfere with the "pooling of interests" treatment of the Merger. I shall abide by any such instructions.

                  B. Post-Consummation Transfer Restrictions. During the period beginning 30 days prior to the consummation of the Merger and ending immediately after financial results covering at least 30 days of post-Merger combined operations have been published by HUBCO by means of filing of a Form 10-Q or Form 8-K under the Securities Exchange Act of 1934, the issuance of a quarterly earnings report, or any other public issuance which satisfies the requirements of ASR 135, I shall not transfer any HUBCO Common Stock owned by me, and I shall not permit any relative who shares my home, or any person or entity who or which I control, to transfer any HUBCO Common Stock owned by such person or entity.

                  C. Consultation with Counsel. I have carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to transfer HUBCO Common Stock to the extent I felt necessary with my counsel or counsel for HUBCO.

                  Execution of this letter is not an admission on my part that I am an "affiliate" of HUBCO as described in the second paragraph of this letter, or a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter. This letter shall terminate concurrently with any termination of the Agreement in accordance with its terms.

                                               Very truly yours,



                                         -------------------------------------
                                    Name:
                                   Title:


Accepted this ____ day of
October, 1997 by

HUBCO, INC.



By: ________________________________
    Name:
    Title:

                                  EXHIBIT 6.2


                        FORM OF OPINION OF COUNSEL TO PFC
                 TO BE DELIVERED TO HUBCO ON THE EFFECTIVE TIME


                  (a) PFC and BTH have full corporate power to carry out the transactions contemplated in the Agreement. The execution and delivery of the Agreement and the consummation of the transactions contemplated thereunder have been duly and validly authorized by all necessary corporate action on the part of PFC and BTH, and the Agreement constitutes the valid and legally binding obligations of PFC and BTH enforceable in accordance with its terms, except as may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, and other laws now or hereafter in effect relating to or affecting the enforcement of creditors' rights generally or the rights of creditors of federal savings institutions or their holding companies,
(ii) general equitable principles, and (iii) laws relating to the safety and soundness of insured depository institutions, and except that no opinion need be rendered as to the effect or availability of equitable remedies or injunctive relief (regardless of whether such enforceability is considered in a proceeding in equity or at law). Subject to satisfaction of the conditions set forth in the Agreement, neither the transactions contemplated in the Agreement, nor compliance by PFC and BTH with any of the provisions thereof, will (i) conflict with or result in a breach or default under (A) the certificate of incorporation or bylaws of PFC or the charter or bylaws of BTH, or (B) based on certificates of officers and without independent verification, to the knowledge of such counsel, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which PFC or BTH is a party; or (ii) to the knowledge of such counsel, result in the creation or imposition of any material lien, instrument or encumbrance upon the property of PFC or BTH, except such material lien, instrument or obligation that has been disclosed to HUBCO pursuant to the Agreement, or (iii) violate in any material respect any order, writ, injunction, or decree known to such counsel, or any statute, rule or regulation applicable to PFC or BTH.

                  (b) PFC is a corporation validly existing under the laws of the State of Delaware and has the corporate power and authority to own or lease all of its properties and assets and to conduct the business in which it is currently engaged as described in the Proxy Statement/Prospectus. BTH is a validly existing federally-chartered savings bank organized under the laws of the United States of America. The deposits of BTH are insured to the maximum extent provided by law by the Federal Deposit Insurance Corporation.

                  (c) PFC is authorized to transact business as a foreign corporation in the State of New York as of the date hereof.

                  (d) There is, to the knowledge of such counsel, no legal, administrative, arbitration or governmental proceeding or investigation pending or threatened to which PFC or BTH is a party which would, if determined adversely to PFC or BTH, have a material adverse effect on the business, properties, results of operations, or condition, financial or otherwise, of PFC or BTH taken as a whole or which presents a claim to restrain or prohibit the transactions contemplated by the Agreement.

                  (e) No consent, approval, authorization, or order of any federal or state court or federal or state governmental agency or body, or to such counsels knowledge of any third party, is required for the consummation by PFC or BTH of the transactions contemplated by the Agreement, except for such consents, approvals, authorizations or orders as have been obtained or which would not have a Material Adverse Effect upon HUBCO upon consummation of the Merger.

         In addition to the foregoing opinions, counsel shall state that on the sole basis of such counsel's participation in conferences with officers and employees of PFC in connection with the preparation of the Prospectus/Proxy Statement and without other independent investigation or inquiry, such counsel has no reason to believe that the Prospectus/Proxy Statement, including any amendments or supplements thereto (except for the financial information, financial statements, notes to financial statements, financial schedules and other financial or statistical data and stock valuation information contained or incorporated by reference therein and except for any information supplied by HUBCO for inclusion therein, as to which counsel need express no belief), as of the date of mailing thereof and as of the date of the meeting of shareholders of PFC to approve the Merger, contained any untrue statement of a material fact or omitted to state a material fact necessary to make any statement therein, in light of the circumstances under which it was made, not misleading. Counsel may state in connection with the foregoing that such counsel has not independently verified and does not assume any responsibility for the accuracy, completeness or fairness of any information or statements contained in the Prospectus/Proxy Statement, except with respect to identified statements of law or regulations or legal conclusions relating to PFC or BTH or the transactions contemplated in the Agreement and that it is relying as to materiality as to factual matters on certificates of officers and representatives of the parties to the Agreement and other factual representations by PFC and BTH.

                  Such counsel's opinion shall be limited to matters governed by federal banking and securities laws and by Delaware corporate law and, with respect to paragraph (c), New York corporate law.

                                  EXHIBIT 6.3


                       FORM OF OPINION OF COUNSEL TO HUBCO
                  TO BE DELIVERED TO PFC ON THE EFFECTIVE TIME


                  (a) HUBCO is a corporation validly existing under the laws of the State of New Jersey. HUBCO has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as described in the Proxy Statement/Prospectus on pages __ and __ under the caption "_____________________________." HUBCO is registered as a bank holding company under the BHCA.

                  (b) Each Subsidiary of HUBCO listed as such in the HUBCO Disclosure Schedule is validly existing under the laws of the jurisdiction of its incorporation.

                  (c) The authorized capital stock of HUBCO consists of ____________ shares of common stock, no par value per share ("HUBCO Common Stock") and _____________ shares of Series B, no par value, Convertible Preferred Stock (the "Authorized Preferred Stock). Except for
 to our knowledge, there are no outstanding subscription rights, options, conversion rights, warrants or other agreements or commitments of any nature whatsoever (either firm or conditional) obligating HUBCO to issue, deliver or sell, cause to be issued, delivered or sold, or restricting HUBCO from selling any additional HUBCO Common Stock or Authorized Preferred Stock or obligating HUBCO to grant, extend or enter into any such agreement or commitment. The HUBCO Common Stock to be issued in connection with the Merger in accordance with
Article II of the Agreement, when so issued in accordance therewith, will be duly authorized, validly issued, fully paid and non-assessable, free of preemptive rights and free and clear of all liens, encumbrances or restrictions created by HUBCO.

                  (d) The Agreement has been authorized, executed and delivered by HUBCO and constitutes the valid and binding obligations of HUBCO enforceable in accordance with its terms, except that the enforceability of the obligations of HUBCO may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium, or laws affecting institutions the deposits of which are insured by the FDIC or other laws heretofore or hereafter enacted relating to or affecting the enforcement of creditors' rights generally and by principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). In addition, certain remedial and other provisions of the Agreement may be limited by implied covenants of good faith, fair dealing, and commercially reasonable conduct, by judicial discretion, in the instance of equitable remedies, and by applicable public policies and laws.

                  (e) Subject to satisfaction of the conditions set forth in the Agreement, the execution and delivery of the Agreement and the consummation of the transactions contemplated thereby will not (i) conflict with or violate any provision of or result in the breach of any provision of the Certificate of Incorporation or By-Laws of HUBCO; (ii) based on certificates of officers of HUBCO and without independent verification, conflict with or violate in any material respect, or result in a material breach or violation of the terms or provisions of, or constitute a default under, or result in (whether upon or after the giving of notice or lapse of time or both) any material obligation under, any indenture, mortgage, deed of trust or loan agreement or any other agreement, instrument, judgment, order, arbitration award or decree of which we have knowledge (through our representation of HUBCO in connection therewith or in the course of our representation of HUBCO in connection with the Agreement) and to which HUBCO is a party or by which HUBCO is bound; or (iii) cause HUBCO to violate any corporation or banking law applicable to HUBCO.

                  (f) All actions of the directors and shareholders of HUBCO required by federal banking law and New Jersey law or by the Certificate of Incorporation or By-Laws of HUBCO, to be taken by HUBCO to authorize the execution, delivery and performance of the Agreement and consummation of the Merger have been taken.

                  (g) Assuming that there has been due authorization of the Merger by all necessary corporate and governmental proceedings on the part of PFC and that PFC has taken all action required to be taken by it prior to the Effective Time, upon the appropriate filing of the Certificates of Merger in respect of the Merger with the Delaware Secretary of State and the New Jersey Secretary of State in accordance with Section 1.6 of the Agreement, the Merger will become effective at the Effective Time, as such term is defined in Section 1.6, and upon effectiveness of the Merger each share of PFC Common Stock will be converted as provided in Article II of the Agreement.

                  (h) No approvals, authorizations, consents or other actions or filings under federal banking law or New Jersey law ("Approvals") are required to be obtained by HUBCO in order to permit the execution and delivery of the Agreement by HUBCO and the performance by HUBCO of the transactions contemplated thereby other than those Approvals which have been obtained or those Approvals or consents required to be obtained by PFC.

                  (i) The Registration Statement has been declared effective by the Securities and Exchange Commission ("SEC") under the 1933 Act and we are not aware that any stop order suspending the effectiveness has been issued under the 1933 Act or proceedings therefor initiated or threatened by the SEC.

                  We are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Proxy Statement/Prospectus and make no representation that we have independently verified the accuracy, completeness or fairness of such statements, but from our examination of the Proxy Statement/Prospectus and our general familiarity with HUBCO no facts have come to our attention that caused us to believe that (except for financial statements and other tabular financial information, and other financial and statistical data and information, as to which we do not express any belief) the Proxy Statement/Prospectus on the date of the mailing thereof and on the date of the meeting of stockholders of PFC at which the Agreement was approved, contained any untrue statement of a material fact regarding HUBCO or the Merger, or omitted to make a material fact regarding HUBCO or the Merger therein, in light of the circumstances under which they were made, not misleading.

                  We are members of the Bar of the State of New Jersey and we express no opinion as to any of the laws of any jurisdiction other than the laws of the State of New Jersey and federal laws and regulations of the United States of America.

                                                                   Appendix B


                             STOCK OPTION AGREEMENT


                  THIS STOCK OPTION AGREEMENT ("Agreement") dated as of October 22, 1997, is by and between HUBCO, Inc., a New Jersey corporation and registered bank holding company ("HUBCO"), and Poughkeepsie Financial Corp., a Delaware corporation and registered savings and loan holding company ("PFC").

                                   BACKGROUND

                  WHEREAS, HUBCO and PFC, as of the date hereof, are prepared to execute a definitive agreement and plan of merger (the "Merger Agreement") pursuant to which PFC will be merged with and into HUBCO (the "Merger"); and

                  WHEREAS, HUBCO has advised PFC that it will not execute the Merger Agreement unless PFC executes this Agreement; and

                  WHEREAS, the Board of Directors of PFC has determined that the Merger Agreement provides substantial benefits to the shareholders of PFC; and

                  WHEREAS, as an inducement to HUBCO to enter into the Merger Agreement and in consideration for such entry, PFC desires to grant to HUBCO an option to purchase authorized but unissued shares of common stock of PFC in an amount and on the terms and conditions hereinafter set forth.

                                    AGREEMENT

                  In consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, HUBCO and PFC, intending to be legally bound hereby, agree:

                           1.  Grant of Option.  PFC hereby  grants to HUBCO the
option to purchase 2,000,000 shares of common stock, $0.01 par value, of PFC (the "Common Stock") at a price of $7.875 per share (the "Option Price"), on the terms and conditions set forth herein (the "Option").

                           2.  Exercise  of  Option.  This  Option  shall not be
exercisable until the occurrence of a Triggering Event (as such term is hereinafter defined). Upon or after the occurrence of a Triggering Event (as such term is hereinafter defined), HUBCO may exercise the Option, in whole or in part, at any time or from time to time, subject to the terms and conditions set forth herein and the termination provisions of Section 19 of this Agreement.

                  The term "Triggering Event" means the occurrence of any of the following events:

                  A person or group (as such terms are defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder) other than HUBCO or an affiliate of HUBCO:

                                    a.  acquires  beneficial  ownership (as such
term is defined in Rule 13d-3 as promulgated under the Exchange Act) of at least 15% of the then outstanding shares of Common Stock; or

                                    b.  enters  into a letter  of  intent  or an
agreement, whether oral or written, with PFC pursuant to which such person or any affiliate of such person would (i) merge or consolidate, or enter into any similar transaction, with PFC, (ii) acquire all or a significant portion of the assets or liabilities of PFC, or (iii) acquire beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 15% or more of the then outstanding shares of Common Stock; or

                                    c.  makes a filing  with any bank or  thrift
regulatory authorities or publicly announces a bona fide proposal (a "Proposal") for (i) any merger with, consolidation with or acquisition of all or a significant portion of all the assets or liabilities of, PFC or any other business combination involving PFC, or (ii) a transaction involving the transfer of beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 15% or more of the outstanding shares of Common Stock, and thereafter, if such Proposal has not been Publicly Withdrawn (as such term is hereinafter defined) at least 15 days prior to the meeting of stockholders of PFC called to vote on the Merger and PFC's stockholders fail to approve the Merger by the vote required by applicable law at the meeting of stockholders called for such purpose; or

                                    d.   makes   a  bona   fide   Proposal   and
thereafter, but before such Proposal has been Publicly Withdrawn, PFC willfully takes any action in any manner which would materially interfere with its ability to consummate the Merger or materially reduce the value of the transaction to HUBCO.

                  The term "Triggering Event" also means the taking of any material direct or indirect action by PFC or any of its directors, senior executive officers, investment bankers or other person with actual or apparent authority to speak for the Board of Directors, inviting, encouraging or soliciting any proposal which has as its purpose a tender offer for the shares of Common Stock, a merger, consolidation, plan of exchange, plan of acquisition or reorganization of PFC, or a sale of a significant number of shares of Common Stock or any significant portion of its assets or liabilities.

                  The term "significant portion" means 25% of the assets or liabilities of PFC. The term "significant number" means 15% of the outstanding shares of Common Stock.

                  "Publicly Withdrawn", for purposes of clauses (c) and (d) above, shall mean an unconditional bona fide withdrawal of the Proposal coupled with a public announcement of no further interest in pursuing such Proposal or in acquiring any controlling influence over PFC or in soliciting or inducing any other person (other than HUBCO or any affiliate) to do so.

                  Notwithstanding the foregoing, the Option may not be exercised at any time (i) in the absence of any required governmental or regulatory approval or consent necessary for PFC to issue the shares of Common Stock covered by the Option (the "Option Shares") or HUBCO to exercise the Option or prior to the expiration or termination of any waiting period required by law, or
(ii) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect which prohibits the sale or delivery of the Option Shares.

                  PFC shall notify HUBCO promptly in writing of the occurrence of any Triggering Event known to it, it being understood that the giving of such notice by PFC shall not be a condition to the right of HUBCO to exercise the Option. PFC will not take any action which would have the effect of preventing or disabling PFC from delivering the Option Shares to HUBCO upon exercise of the Option or otherwise performing its obligations under this Agreement, except to the extent required by applicable securities and banking laws and regulations.

                  In the event HUBCO wishes to exercise the Option, HUBCO shall send a written notice to PFC (the date of which is hereinafter referred to as the "Notice Date") specifying the total number of Option Shares it wishes to purchase and a place and date between two and ten business days inclusive from the Notice Date for the closing of such a purchase (a "Closing"); provided, however, that a Closing shall not occur prior to two days after the later of receipt of any necessary regulatory approvals and the expiration of any legally required notice or waiting period, if any.

                           3.  Payment  and  Delivery  of  Certificates.  At any
Closing hereunder (a) HUBCO will make payment to PFC of the aggregate price for the Option Shares so purchased by wire transfer of immediately available funds to an account designated by PFC; (b) PFC will deliver to HUBCO a stock certificate or certificates representing the number of Option Shares so purchased, free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever created by or through PFC, registered in the name of HUBCO or its designee, in such denominations as were specified by HUBCO in its notice of exercise and, if necessary, bearing a legend as set forth below; and
(c) HUBCO shall pay any transfer or other taxes required by reason of the issuance of the Option Shares so purchased.

                  If required under applicable federal securities laws, a legend will be placed on each stock certificate evidencing Option Shares issued pursuant to this Agreement, which legend will read substantially as follows:

         The shares of stock evidenced by this certificate have not been registered for sale under the Securities Act of 1933 (the "1933 Act"). These shares may not be sold, transferred or otherwise disposed of unless a registration statement with respect to the sale of such shares has been filed under the 1933 Act and declared effective or, in the opinion of counsel reasonably acceptable to Poughkeepsie Financial
         Corp., said transfer would be exempt from registration under the provisions of the 1933 Act and the regulations promulgated thereunder.

No such legend shall be required if a registration statement is filed and declared effective under Section 4 hereof.

                           4. Registration  Rights. Upon or after the occurrence
of a Triggering Event and upon receipt of a written request from HUBCO, PFC shall, if necessary for the resale of the Option or the Option Shares by HUBCO, prepare and file a registration statement with the Securities and Exchange Commission and any state securities bureau covering the Option and such number of Option Shares as HUBCO shall specify in its request, and PFC shall use its best efforts to cause such registration statement to be declared effective in order to permit the sale or other disposition of the Option and the Option Shares, provided that HUBCO shall in no event have the right to have more than one such registration statement become effective, and provided further that PFC shall not be required to prepare and file any such registration statement in connection with any proposed sale with respect to which counsel to PFC delivers to PFC and to HUBCO (which is reasonably acceptable to HUBCO) its opinion to the effect that no such filing is required under applicable laws and regulations with respect to such sale or disposition; provided further, however, that PFC may delay any registration of Option Shares above for a period not exceeding 90 days in the event that PFC shall in good faith determine that any such registration would adversely effect an offering of securities by PFC for cash. HUBCO shall provide all information reasonable requested by PFC for inclusion in any registration statement to be filed hereunder.

                  In connection with such filing, PFC shall use its best efforts to cause to be delivered to HUBCO such certificates, opinions, accountant's letters and other documents as HUBCO shall reasonably request and as are customarily provided in connection with registrations of securities under the Securities Act of 1933, as amended. All expenses incurred by PFC in complying with the provisions of this Section 4, including without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for PFC and blue sky fees and expenses shall be paid by PFC. Underwriting discounts and commissions to brokers and dealers relating to the Option Shares, fees and disbursements of counsel to HUBCO and any other expenses incurred by HUBCO in connection with such registration shall be borne by HUBCO. In connection with such filing, PFC shall indemnify and hold harmless HUBCO against any losses, claims, damages or liabilities, joint or several, to which HUBCO may become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any preliminary or final registration statement or any amendment or supplement thereto, or arise out of a material fact required to be stated therein or necessary to make the statements therein not misleading; and PFC will reimburse HUBCO for any legal or other expense reasonably incurred by HUBCO in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that PFC will not be liable in any case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such preliminary or final registration statement or such amendment or supplement thereto in reliance upon and in conformity with written information furnished by or on behalf of HUBCO specifically for use in the preparation thereof. HUBCO will indemnify and hold harmless PFC to the same extent as set forth in the immediately preceding sentence but only with reference to written information specifically furnished by or on behalf of HUBCO for use in the preparation of such preliminary or final registration statement or such amendment or supplement thereto; and HUBCO will reimburse PFC for any legal or other expense reasonably incurred by PFC in connection with investigating or defending any such loss, claim, damage, liability or action. Notwithstanding anything to the contrary herein, no indemnifying party shall be liable for any settlement effected without its prior written consent.

                           5. Adjustment Upon Changes in Capitalization.  In the
event of any change in the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, conversions, exchanges of shares or the like, then the number and kind of Option Shares and the Option Price shall be appropriately adjusted.

                  In the event any capital reorganization or reclassification of the Common Stock, or any consolidation, merger or similar transaction of PFC with another entity, or any sale of all or substantially all of the assets of PFC, shall be effected in such a way that the holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provisions (in form reasonably satisfactory to the holder hereof) shall be made whereby the holder hereof shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions specified herein and in lieu of the Common Stock immediately theretofore purchasable and receivable upon exercise of the rights represented by this Option, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of shares of Common Stock immediately theretofore purchasable and receivable upon exercise of the rights represented by this Option had such reorganization, reclassification, consolidation, merger or sale not taken place; provided, however, that if such transaction results in the holders of Common Stock receiving only cash, the holder hereof shall be paid the difference between the Option Price and such cash consideration without the need to exercise the Option.

                           6. Filings and  Consents.  Each of HUBCO and PFC will
use its reasonable efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement.

                  Exercise of the Option herein provided shall be subject to compliance with all applicable laws including, in the event HUBCO is the holder hereof, approval of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or the New York Department of Banking, and PFC agrees to cooperate with and furnish to the holder hereof such information and documents as may be reasonably required to secure such approvals.

                           7.  Representations and Warranties of PFC. PFC hereby
represents and warrants to HUBCO as follows:

                                    a. Due Authorization. PFC has full corporate
power and authority to execute, deliver and perform this Agreement and all corporate action necessary for execution, delivery and performance of this Agreement has been duly taken by PFC.

                                    b. Authorized  Shares. PFC has taken and, as
long as the Option is outstanding, will take all necessary corporate action to authorize and reserve for issuance all shares of Common Stock that may be issued pursuant to any exercise of the Option.

                                    c. No  Conflicts.  Neither the execution and
delivery of this Agreement nor consummation of the transactions contemplated hereby (assuming all appropriate regulatory approvals) will violate or result in any violation or default of or be in conflict with or constitute a default under any term of the Certificate of Incorporation or Bylaws of PFC or any agreement, instrument, judgment, decree or order applicable to PFC.

                           8.   Specific   Performance.   The   parties   hereto
acknowledge that damages would be an inadequate remedy for a breach of this Agreement and that the obligations of the parties hereto shall be specifically enforceable. Notwithstanding the foregoing, HUBCO shall have the right to seek money damages against PFC for a breach of this Agreement.

                           9. Entire Agreement.  This Agreement  constitutes the
entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof.

                           10.  Assignment  or  Transfer.  HUBCO  may not  sell,
assign or otherwise transfer its rights and obligations hereunder, in whole or in part, to any person or group of persons other than to an affiliate of HUBCO. HUBCO represents that it is acquiring the Option for HUBCO's own account and not with a view to or for sale in connection with any distribution of the Option or the Option Shares. HUBCO is aware that neither the Option nor the Option Shares is the subject of a registration statement filed with, and declared effective by, the Securities and Exchange Commission pursuant to Section 5 of the Securities Act, but instead each is being offered in reliance upon the exemption from the registration requirement provided by Section 4(2) thereof and the representations and warranties made by HUBCO in connection therewith.

                           11.  Amendment of Agreement.  Upon mutual  consent of
the parties hereto, this Agreement may be amended in writing at any time, for the purpose of facilitating performance hereunder or to comply with any applicable regulation of any governmental authority or any applicable order of any court or for any other purpose.

                           12. Validity.  The invalidity or  unenforceability of
any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

                           13.  Notices.  All  notices,  requests,  consents and
other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered personally, by express service, cable, telegram or telex, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

                  If to HUBCO:

                           HUBCO, Inc.
                           1000 MacArthur Boulevard
                           Mahwah, New Jersey  07430
                           Attention:    Mr. Kenneth T. Neilson
                                         President and Chief Executive Officer

                  With a copy to:

                           Pitney, Hardin, Kipp & Szuch
                           200 Campus Drive
                           Florham Park, New Jersey  07932-0950
                           Attention:    Ronald H. Janis, Esq.
                                         Michael W. Zelenty, Esq.

                  If to PFC:

                           Poughkeepsie Financial Corp.
                           249 Main Mall
                           Poughkeepsie, New York  12601
                           Attention:    Mr. Joseph B. Tockarshewsky
                                         Chairman, President and Chief Executive
                                          Officer

                  With a copy to:

                           Elias, Matz, Tiernan & Herrick L.L.P.
                           The Walker Building, 12th Floor
                           734 15th Street, N.W.
                           Washington, D.C.  20005
                           Attention:    W. Michael Herrick, Esq.
                                         Hugh T. Wilkinson, Esq.

or to such other address as the person to whom notice is to be given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

                           14.  Governing Law. This Agreement  shall be governed
by and construed in accordance with the laws of the State of New Jersey.

                           15.  Captions.  The  captions  in the  Agreement  are
inserted for convenience and reference purposes, and shall not limit or otherwise affect any of the terms or provisions hereof.

                           16. Waivers and  Extensions.  The parties hereto may,
by mutual consent, extend the time for performance of any of the obligations or acts of either party hereto. Each party may waive (a) compliance with any of the covenants of the other party contained in this Agreement and/or (b) the other party's performance of any of its obligations set forth in this Agreement.

                           17.  Parties in  Interest.  This  Agreement  shall be
binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

                           18.  Counterparts.  This Agreement may be executed in
two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

                           19. Termination.  This Agreement shall terminate upon
either the termination of the Merger Agreement as provided therein or the consummation of the transactions contemplated by the Merger Agreement; provided, however, that if termination of the Merger Agreement occurs after the occurrence of a Triggering Event (as defined in Section 2 hereof), this Agreement shall not terminate until the later of 18 months following the date of the termination of the Merger Agreement or the consummation of any proposed transactions which constitute the Triggering Event.


                  IN WITNESS WHEREOF, each of the parties hereto, pursuant to resolutions adopted by its Board of Directors, has caused this Stock Option Agreement to be executed by its duly authorized officer, all as of the day and year first above written.


                               POUGHKEEPSIE FINANCIAL CORP.


                              JOSEPH B. TOCKARSHEWSKY
                           By:-----------------------------------------------
                              Joseph B. Tockarshewsky
                              Chairman, President and Chief Executive Officer


                                HUBCO, INC.


                                D. LYNN VAN BORKULO-NUZZO
                             By:---------------------------------------------
                                D. Lynn Van Borkulo-Nuzzo
                                Executive Vice President and Corporate Secretary

                                                                    Appendix C
                                Advest, Inc.
                     A Subsidiary of The Advest Group, Inc.
                               Investment Banking
                             One Rockefeller Plaza
                             New York, N.Y. 10020]

Board of Directors
Poughkeepsie Financial Corp.
249 Main Mall
Poughkeepsie, New York  12602

Members of the Board:

         Poughkeepsie Financial Corporation ("Poughkeepsie") and HUBCO, Inc. ("HUBCO") have entered into an Agreement and Plan of Merger dated as of October 22, 1997 (the "Merger Agreement"), pursuant to which Poughkeepsie shall be merged into HUBCO in a merger transaction (the "Merger").

         The  Merger  Agreement   provides  that  each   outstanding   share  of
Poughkeepsie common stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) will be converted into the number of shares of HUBCO common stock, no par value, equal to the exchange ratio (the "Exchange Ratio") determined as follows:

         (i) if the Median Pre-Closing Price (as defined in the Merger Agreement) is equal to or greater than $33.33, the Exchange Ratio shall be 0.300;

         (ii) if the Median Pre-Closing Price is less than $33.33 but greater than $31.25, the Exchange Ratio shall be equal to the quotient obtained by dividing $10.00 by the Median Pre-Closing Price; and

         (iii)If the Median Pre-Closing Price is equal to or less than $31.25 the Exchange Ratio shall be 0.320; provided, however, that if the Median Pre-Closing Price is less than $25.75, the Board of Directors of Poughkeepsie shall have the right to terminate the Merger Agreement, subject to certain requirements, unless HUBCO agrees that the Exchange Ratio shall be equal to the quotient obtained by dividing $8.24 by the Median Pre-Closing Price.

         In addition, Poughkeepsie has the right to declare, set aside and pay cash dividends per share on Poughkeepsie common stock equivalent in amount to the cash dividends per share declared by HUBCO multiplied by the Exchange Ratio up until the Effective Time (the "Equivalent Rate Dividend").

         The terms and conditions of the proposed transaction are described in more detail in the Merger Agreement. The Merger Agreement is expected to be considered by the shareholders of Poughkeepsie at a shareholders' meeting and the Merger consummated shortly after the receipt of shareholder and state and federal regulatory approvals.

         In connection with executing the Merger Agreement, Poughkeepsie entered into a Stock Option Agreement (the "Option Agreement") dated October 22, 1997, pursuant to which Poughkeepsie granted HUBCO an option to acquire up to 2,000,000 shares of Poughkeepsie common stock at a price of $7.875 per share, subject to adjustment and subject to the terms and conditions set forth in the Option Agreement.

         You have asked us whether, in our opinion, the Exchange Ratio is fair, from a financial point of view, to the shareholders of Poughkeepsie.



         In arriving at the opinion set forth below, we have, among other things: reviewed the Merger Agreement and the exhibits and schedules thereto; reviewed the Option Agreement; reviewed the joint Proxy Statement/Prospectus on Form S-4; reviewed the Annual Reports on Form 10-K for HUBCO for the three fiscal years ended December 31, 1996, as well as unaudited financial information for the quarter and nine months ended September 30, 1997; reviewed the Annual Reports on Form 10-K for Poughkeepsie for the three years ended December 31, 1996, as well as unaudited financial information for the quarter and nine months ended September 30, 1997; reviewed certain financial information as filed with federal banking agencies for the three years ended December 31, 1996, as well as the nine months ended September 30, 1997, for each of HUBCO and Poughkeepsie; reviewed comparative financial and operating data on the banking industry and certain institutions which were deemed to be comparable to the companies; reviewed the historical market prices and trading activity for the common shares of each of HUBCO and Poughkeepsie and compared them with certain publicly-traded companies which were deemed to be comparable to each company; considered the beneficial financial impact to the shareholders of Poughkeepsie of the Equivalent Rate Dividend; reviewed certain thrift mergers and acquisitions on a state, regional and nationwide basis for institutions which were deemed to be comparable to Poughkeepsie and compared the proposed consideration with the financial terms of certain other mergers and acquisitions which were deemed relevant; reviewed the impact of HUBCO's other pending and recently completed acquistions conducted discussions with members of senior management of Poughkeepsie and conducted limited discussions with members of senior management of HUBCO concerning the financial condition, business and prospects of each respective company; and reviewed such other financial information, studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.


         In preparing this opinion we have assumed and relied upon the accuracy and completeness of all financial and other information reviewed by us for the purposes of this opinion, and we have not independently verified such information nor have we undertaken an independent evaluation of the assets or liabilities of Poughkeepsie or HUBCO. Advest has been retained by the Board of Directors of Poughkeepsie to act as financial advisor to Poughkeepsie with respect to the Merger and will receive a fee for its services including a fee for this opinion. This opinion is necessarily based upon circumstances and conditions as they exist and can be evaluated by us as of the date of this letter. Our opinion is directed to the Board of Directors of Poughkeepsie and does not constitute a recommendation of any kind to any shareholder of Poughkeepsie as to how such shareholder should vote at the shareholders' meeting to be held in connection with the Merger. We have assumed for purposes of this opinion that there has been no material change in the financial condition of either Poughkeepsie or HUBCO from that existing and reflected in the financial statements of either company on September 30, 1997.

         In reliance upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Poughkeepsie.

                                 Very truly yours,

                                 Advest, Inc.


                                 By:
                                         --------------------------------
                                          Michael T. Mayes
                                          Managing Director and Group Head


MTM:gc

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

         (i) Limitation of Liability of Directors and Officers. Section 14A:2-7(3) of the New Jersey Business Corporation Act permits a corporation to provide in its Certificate of Incorporation that a director or officer shall not be personally liable to the corporation or its shareholders for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of any improper personal benefit. HUBCO's Certificate of Incorporation includes limitations on the liability of officers and directors to the fullest extent permitted by New Jersey law.

         (ii) Indemnification of Directors, Officers, Employees and Agents. Under Article X of its Certificate of Incorporation, HUBCO must, to the fullest extent permitted by law, indemnify its directors, officers, employees and agents. Section 14A:3-5 of the New Jersey Business Corporation Act provides that a corporation may indemnify its directors, officers, employees and agents against judgments, fines, penalties, amounts paid in settlement and expenses, including attorneys' fees, resulting from various types of legal actions or proceedings if the actions of the party being indemnified meet the standards of conduct specified therein. Determinations concerning whether or not the applicable standard of conduct has been met can be made by (a) a disinterested majority of the Board of Directors, (b) independent legal counsel, or (c) an affirmative vote of a majority of shares held by the shareholders. No indemnification is permitted to be made to or on behalf of a corporate director, officer, employee or agent if a judgment or other final adjudication adverse to such person establishes that his acts or omissions (A) were in breach of his duty of loyalty to the corporation or its shareholders, (B) were not in good faith or involved a knowing violation of law or (C) resulted in receipt by such person of an improper personal benefit.

         (iii) Insurance. HUBCO's directors and officers are insured against losses arising from any claim against them such as wrongful acts or omissions, subject to certain limitations.


Item 21.  Exhibits and Financial Statement Schedules.

A.  Exhibits

Exhibit
Number            Description

2(a) Amended and Restated Agreement and Plan of Merger, dated as of October 22, 1997, by and among HUBCO, Inc. ("HUBCO") and Poughkeepsie Financial Corp. ("PFC") and Bank of the Hundson ("BTH") (included as Appendix A to the Proxy Statement). *

2(b) Stock Option Agreement, dated October 22, 1997, by and between HUBCO and PFC (included as Appendix B to the Proxy Statement). *

5 Opinion of Pitney, Hardin, Kipp & Szuch as to the legality of the securities to be registered.***

8 Opinion of Pitney, Hardin, Kipp & Szuch as to certain tax consequences of the Merger.***

13(a) Annual Report of PFC on Form 10-K filed with the SEC for the year ended December 31, 1996. **

13(b) Quarterly Report of PFC on Form 10-Q filed with the SEC for the quarter ended September 30, 1997. **


13(c) Quarterly Report of PFC on Form 10-Q filed with the SEC for the quarter ended June 30, 1997. **

20(a)    Current Report of PFC on Form 8-K filed with the SEC on May 9, 1997. **

20(b)    Current  Report of PFC on Form 8-K filed  with the SEC on June 2, 1997.
         **

20(c) Current Report of PFC on Form 8-K filed with the SEC on November 12, 1997. **

20(d)    Current  Report of PFC on Form 8-K filed  with the SEC on  January  27,
         1998. **

23(a)    Consent of Deloitte & Touche LLP.

23(b)    Consent of Arthur Andersen LLP.

23(c)    Consent of Advest, Inc.

23(d) Consent of Pitney, Hardin, Kipp & Szuch (included in Exhibits 5 and 8 hereto). ***

24       Power of Attorney

99       Form of Proxy Card to be utilized by the Board of Directors of PFC.***

-------------------
*        Included elsewhere in this registration statement.
**       Incorporated by reference.
***      Previously filed.


B.  Financial Statement Schedules

         All financial statement schedules have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto or incorporated by reference therein.


C.   Reports, Opinions or Appraisals

         The Form of the Fairness Opinion of Advest, Inc. is included as Appendix C to the Proxy Statement-Prospectus.

Item 22.  Undertakings.

         1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         2. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         3. The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph 2 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a) (3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         5. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         6. Subject to appropriate interpretation, the undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         7. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 and Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Mahwah, State of New Jersey, on the 29 day of January, 1998.

                           HUBCO, INC.

                               KENNETH T. NEILSON
                           By:------------------------------------
                                Kenneth T. Neilson,
                                Chairman, President and
                                Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                  Signature                                     Title                      Date
KENNETH T. NEILSON                                   Chairman, President, Chief
-------------------------------------------        Executive Officer and Director     January 29, 1998
(Kenneth T. Neilson)


ROBERT J. BURKE*                                              Director                January 29, 1998
-------------------------------------------
(Robert J. Burke)


DONALD P. CALCAGNINI*                                         Director                January 29, 1998
-------------------------------------------
(Donald P. Calcagnini)


JOAN DAVID*                                                   Director                January 29, 1998
-------------------------------------------
(Joan David)


THOMAS R. FARLEY*                                             Director                January 29, 1998
-------------------------------------------
(Thomas R. Farley)


BRYANT D. MALCOLM*                                            Director                January 29, 1998
-------------------------------------------
(Bryant D. Malcolm)


W. PETER MCBRIDE*                                             Director                January 29, 1998
-------------------------------------------
(W. Peter McBride)


DAVID A. ROSOW*                                               Director                January 29, 1998
-------------------------------------------
(David A. Rosow)


CHARLES F.X. POGGI*                                           Director                January 29, 1998
-------------------------------------------
(Charles F.X. Poggi)


JAMES E. SCHIERLOH*                                           Director                January 29, 1998
-------------------------------------------
(James E. Schierloh)


JOHN H. TATIGIAN*                                            Director                 January 29, 1998
-------------------------------------------
(John H. Tatigian)

SISTER GRACE FRANCES STRAUBER*
-------------------------------------------
(Sister Grace Frances Strauber)                               Director                January 29, 1998

                                                 Executive Vice President and Chief
JOSEPH F. HURLEY*                                        Financial Officer            January 29, 1998
-------------------------------------------
(Joseph F. Hurley)


CHRIS A. WITKOWSKI*                                          Controller               January 29, 1998
-------------------------------------------
(Chris A. Witkowski)

KENNETH T. NEILSON
-------------------------------------------
*By Kenneth T. Neilson, as Attorney-in-Fact

                                INDEX TO EXHIBITS

Exhibit Number                              Description


2(a) Amended and Restated Agreement and Plan of Merger, dated as of October 22, 1997, by and among HUBCO, Inc. ("HUBCO"), Poughkeepsie Financial Corp. ("PFC") and Bank of the Hudson ("BTH") (included as Appendix A to the Proxy Statement). *

2(b) Stock Option Agreement, dated October 22, 1997, by and between HUBCO and PFC (included as Appendix B to the Proxy Statement). *

5 Opinion of Pitney, Hardin, Kipp & Szuch as to the legality of the securities to be registered. ***

8 Opinion of Pitney, Hardin, Kipp & Szuch as to certain tax consequences of the Merger. ***

13(a) Annual Report of PFC on Form 10-K filed with the SEC for the year ended December 31, 1996. **

13(b) Quarterly Report of PFC on Form 10-Q filed with the SEC for the quarter ended September 30, 1997. **

13(c) Quarterly Report of PFC on Form 10-Q filed with the SEC for the quarter ended June 30, 1997. **

20(a)    Current Report of PFC on Form 8-K filed with the SEC on May 9, 1997.**

20(b)    Current Report of PFC on Form 8-K filed with the SEC on June 2, 1997.**

20(c) Current Report of PFC on Form 8-K filed with the SEC on November 12, 1997. **

20(d)    Current  Report of PFC on Form 8-K filed  with the SEC on  January  27,
         1998. **

23(a)    Consent of Deloitte & Touche LLP.

23(b)    Consent of Arthur Andersen LLP.

23(c)    Consent of Advest, Inc.

23(d) Consent of Pitney, Hardin, Kipp & Szuch (included in Exhibits 5 and 8 hereto). ***

24       Power of Attorney

99 Form of Proxy Card to be utilized by the Board of Directors of PFC. ***

---------------------------------
*   Included  elsewhere  in this  registration  statement.
**  Incorporated  by reference.
*** Previously filed.